TABLE OF CONTENTS
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
THE RELATIONSHIP AMONG CORNING, QUEST DIAGNOSTICS AND COVANCE AFTER THE
DISTRIBUTIONS                                                                   28
QUEST DIAGNOSTICS INCORPORATED
  RISK FACTORS                                                                  32
  CAPITALIZATION OF QUEST DIAGNOSTICS                                           38
  SELECTED HISTORICAL FINANCIAL DATA OF QUEST DIAGNOSTICS                       39
  PRO FORMA FINANCIAL INFORMATION OF QUEST DIAGNOSTICS                          43
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
   OF OPERATIONS OF QUEST DIAGNOSTICS                                           50
  BUSINESS OF QUEST DIAGNOSTICS                                                 59
  MANAGEMENT OF QUEST DIAGNOSTICS                                               82
  SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF QUEST
   DIAGNOSTICS                                                                  93
  DESCRIPTION OF QUEST DIAGNOSTICS CAPITAL STOCK                                94
  ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE QUEST DIAGNOSTICS
  CERTIFICATE OF INCORPORATION AND BY-LAWS                                     100
  DESCRIPTION OF CERTAIN INDEBTEDNESS OF QUEST DIAGNOSTICS                     104
  LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS OF QUEST
   DIAGNOSTICS                                                                 107
INDEX TO FINANCIAL STATEMENTS                                                  F-1
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                                      2

        THE RELATIONSHIP AMONG CORNING, QUEST DIAGNOSTICS AND COVANCE
                           AFTER THE DISTRIBUTIONS

   After the Distributions, Quest Diagnostics Incorporated ("Quest Diagnostics") and Covance Inc. ("Covance") will be independent public companies and Corning Incorporated ("Corning") will not have any ownership interest in either Quest Diagnostics or Covance other than shares of Quest Diagnostics' voting cumulative preferred stock. Corning, Quest Diagnostics and Covance will enter into certain agreements, summarized below, to provide for an orderly transition to the status of three separate independent companies, to govern their relationship subsequent to the Distributions and to provide for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Distributions. Copies of the forms of such agreements have been filed as exhibits to the Registration Statements of which this Information Statement is a part. The following description summarizes the material terms of such agreements, but is qualified by reference to the texts of such agreements as filed.

Transaction Agreement

   Corning, Quest Diagnostics and Covance will enter into the Transaction Agreement (the "Transaction Agreement") providing for, among other things, certain conditions precedent to the Distributions, certain corporate transactions required to effect the Distributions and other arrangements between Corning, Quest Diagnostics and Covance subsequent to the Distributions. See "The Distributions--Conditions; Termination."

   The Transaction Agreement will provide for, among other things, assumptions of liabilities and cross- indemnities designed to allocate generally, effective as of the Distribution Date, financial responsibility for the liabilities arising out of or in connection with (i) the clinical laboratory business to Quest Diagnostics and its subsidiaries, (ii) the contract research business to Covance and its subsidiaries and (iii) all other business conducted by Corning prior to the Distribution Date to Corning and its subsidiaries other than Quest Diagnostics and Covance.

   The Transaction Agreement will provide that Corning, Quest Diagnostics and Covance will use their respective commercially reasonable efforts to achieve an allocation of consolidated indebtedness of Corning and a capital structure that reflects the capital structure after the Distributions of Corning, Quest Diagnostics and Covance as contemplated in the discussion under "Capitalization of Quest Diagnostics" and "Capitalization of Covance." In addition to the specific indemnity described below, Corning, Quest Diagnostics and Covance are obligated under the Transaction Agreement to indemnify and hold harmless each other in respect of Indemnifiable Losses (as defined therein) arising out of or otherwise relating to the management or conduct of their respective businesses or the breach of any provision of the Transaction Agreement; provided, however, that Quest Diagnostics will have no obligation to indemnify or hold harmless Corning in respect of Indemnifiable Losses arising out of any governmental claims or investigations described in the next paragraph.


   As discussed under "Business of Quest Diagnostics--Government Investigations and Related Claims," Quest Diagnostics is subject to several governmental investigations. Any amounts paid by Quest Diagnostics to settle these investigations, or as a result of a judgment relating to these investigations, will be indemnified by Corning under the Transaction Agreement. Under the Transaction Agreement Corning will agree to indemnify Quest Diagnostics against all monetary penalties, fines or settlements arising out of any governmental criminal, civil or administrative investigations or claims that have been settled prior to or are pending as of the Distribution Date, pursuant to service of subpoena or other notice of such investigation to Quest Diagnostics, as well as any qui tam proceeding for which a complaint was filed prior to the Distribution Date whether or not Quest Diagnostics has been served with such complaint or otherwise been notified of the pendency of such action, to the extent that such investigations or claims arise out of or are related to alleged violations of federal fraud and health care statutes identified in the Transaction Agreement by reason of Quest Diagnostics or any company acquired by Quest Diagnostics billing any federal program or agency for services rendered to beneficiaries of such program or agency. Corning will also indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics for services provided prior to the Distribution Date; provided, however, such indemnification for private claims will terminate five years after the Distribution Date (whether or not settled) and will not exceed $25.0 million in the aggregate (reduced by certain tax benefits as described below). Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs, was $215 million at September 30, 1996 and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119 million.

   Corning will not indemnify Quest Diagnostics against any governmental claims that arise after the Distribution Date, even though relating to events prior to the Distribution Date, or to any private claims that do not relate to the indemnified or previously settled governmental claims or investigations or investigations that relate to post- Distribution Date billings. Corning will not indemnify Quest Diagnostics against consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of any exclusion from participation in federal or state health care programs or the fees and expenses of the litigation, including attorneys' fees and expenses. All amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis by taking into account any deductions and other tax benefits realized by Quest Diagnostics (or a consolidated group of which Quest Diagnostics is a member after the Distributions (the "Quest Diagnostics Group")) in respect of the underlying settlement, judgment payment, or other loss (or portion thereof) indemnified against by Corning generally at the time and to the extent such deductions or tax benefits are deemed to reduce the tax liability of Quest Diagnostics or the Quest Diagnostics Group under the Transaction Agreement.

   The Transaction Agreement provides that, in the case of any claims for which Corning, Quest Diagnostics or Covance are entitled to indemnification, the indemnified party will control the defense of any claim unless the indemnifying party elects to assume such defense. However, in the case of all private claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. Disputes under the Transaction Agreement are subject to binding arbitration. The Transaction Agreement will also provide that, except as otherwise set forth therein or in any other agreement, all costs or expenses incurred on or prior to the Distribution Date in connection with the Distributions will be allocated among the parties. Except as set forth in the Transaction Agreement or any related agreement, each party shall bear its own costs and expenses incurred after the Distribution Date.

Spin-Off Tax Indemnification Agreements

   Corning and Quest Diagnostics will enter into a tax indemnification agreement (the "Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement") pursuant to which (1) Quest Diagnostics will represent to Corning that, to the best of its knowledge, the materials relating to Quest Diagnostics submitted to the Internal Revenue Service ("IRS") in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Quest Diagnostics will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or cease to engage in the active conduct of providing clinical laboratory testing services, (3) Quest Diagnostics will covenant and agree that for a period of two years following the Distribution Date (the "Restricted Period"), (i) Quest Diagnostics will continue to engage in the clinical laboratory testing business, (ii) Quest Diagnostics will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and (iii) neither Quest Diagnostics, nor any related corporation nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Quest Diagnostics Common Stock (including options and other instruments convertible into Quest Diagnostics Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Quest Diagnostics Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Quest Diagnostics Stock"); (C) the issuance of options and other instruments convertible into Disqualified Quest Diagnostics Stock; (D) any repurchases of Quest Diagnostics Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Quest Diagnostics or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Quest Diagnostics Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Quest Diagnostics Common Stock or other equity interest in Quest Diagnostics, and (4) Quest Diagnostics will agree to indemnify Corning for Taxes (as defined below) arising from violations of (1), (2) or (3) above and for Taxes arising as a result of (A) an acquisition of 20% or more of the stock of Quest Diagnostics by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Quest Diagnostics stock. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the ruling Corning requested from the IRS (the "IRS Ruling"), Quest Diagnostics would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time.

   Corning and Covance will enter into a tax indemnification agreement (the "Corning/Covance Spin-Off Tax Indemnification Agreement") pursuant to which
(1) Covance will represent to Corning that to the best of its knowledge, the materials relating to Covance submitted to the IRS in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Covance will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or to cease to engage in the active conduct of providing contract research services, (3) Covance will covenant and agree that during the Restricted Period, (i) Covance will continue to engage in the contract research business, (ii) Covance will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and (iii) neither Covance, nor any related corporations nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Covance Common Stock (including options and other instruments convertible into Covance Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Covance Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Covance Stock"); (C) the issuance of options and other instruments convertible into Disqualified Covance Stock;
(D) any repurchases of Covance Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Covance or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Covance Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Covance Common Stock or other equity interest in Covance and (4) Covance will agree to indemnify Corning for Taxes arising from violations of (1), (2) or (3) above and for Taxes arising as a result of
(A) an acquisition of 20% or more of the stock of Covance by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Covance stock. If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time.

   Quest Diagnostics and Covance will enter into a tax indemnification agreement (the "Quest Diagnostics/ Covance Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Covance Spin-Off Tax Indemnification Agreement except that Covance will make representations to and indemnify Quest Diagnostics as opposed to Corning. If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Quest Diagnostics for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time. Quest Diagnostics and Covance will enter into a second tax indemnification agreement (the "Covance/Quest Diagnostics Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement except that Quest Diagnostics will make representations to and indemnify Covance as opposed to Corning. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Quest Diagnostics would be required to indemnify Covance for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time.

   The Spin-Off Tax Indemnification Agreements will also require (i) Quest Diagnostics to take such actions as Corning may reasonably request and (ii) Covance to take such actions as Corning and Quest Diagnostics may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions.

Tax Sharing Agreement

   Corning, Quest Diagnostics and Covance will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will allocate responsibility for federal income and various other taxes ("Taxes") among the three companies. The Tax Sharing Agreement provides that, except for Taxes arising as a result of the failure of either or both of the Distributions to qualify for the treatment stated in the IRS Ruling (which Taxes are allocated either pursuant to the Spin-Off Tax Indemnification Agreements or as described below), Corning is liable for and will pay the federal income taxes of the consolidated group that includes Quest Diagnostics and Covance and their subsidiaries, provided, however, that Quest Diagnostics and Covance are required to reimburse Corning for taxes for periods beginning after December 31, 1995 in which they are members of the Corning consolidated group and for which tax returns have not been filed as of the Distribution Date. This reimbursement obligation is based on the hypothetical separate federal tax liability of Quest Diagnostics and Covance, including their respective subsidiaries, calculated on a separate consolidated basis, subject to certain adjustments. Under the Tax Sharing Agreement, in the case of adjustments by a taxing authority of a

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

consolidated federal income tax or certain other tax returns prepared by Corning which includes Quest Diagnostics or Covance, then, subject to certain exceptions, Corning is liable for and will pay any tax assessments, and is entitled to any tax refunds, resulting from such audit.

   The Tax Sharing Agreement further provides that, if either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling (for reasons other than those indemnified against under one or more of the Spin-Off Tax Indemnification Agreements), Taxes imposed upon or incurred by Corning, Quest Diagnostics or Covance as a result of such failure are to be allocated among Corning, Quest Diagnostics and Covance in such a manner as will take into account the extent to which the actions or inactions of each may have contributed to such failure, and Corning, Quest Diagnostics and Covance each will indemnify and hold harmless the other from and against the taxes so allocated. If it is determined that none of the companies contributed to the failure of such distribution to qualify for the tax treatment stated in the IRS Ruling, the liability for taxes will be borne by each in proportion to its relative average market capitalization as determined by the average closing price for the common stock of each during the 20 trading-day period immediately following the Distribution Date. In the event that either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling and the liability for taxes as a result of such failure is allocated among Corning, Quest Diagnostics and Covance, the liability so allocated to Quest Diagnostics or Covance could exceed the net asset value of Quest Diagnostics or Covance, respectively.

Voting Cumulative Preferred Stock of Quest Diagnostics

   After the Distributions, Corning will retain 1,000 shares of Quest Diagnostics' voting cumulative preferred stock, with an aggregate liquidation preference of $1.0 million. Corning is the sole holder of such shares. For a description of the terms of the Quest Diagnostics voting cumulative preferred stock, see "Description of Quest Diagnostics Capital Stock--Voting Cumulative Preferred Stock."

                          QUEST DIAGNOSTICS INCORPORATED

                                 RISK FACTORS

   Corning shareholders should be aware that the Distributions and ownership of the Quest Diagnostics Common Stock involve certain risks, including those described below, which could adversely affect the value of their holdings. Neither Corning nor Quest Diagnostics makes, nor is any other person authorized to make, any representations as to the future market value of Quest Diagnostics Common Stock.

Risks Relating to the Distributions

   Effects on Corning Stock. Following the Distributions, Corning Common Stock will continue to be listed and traded on the NYSE and certain other stock exchanges. As a result of the Distributions, the trading price of Corning Common Stock is expected to be lower than the trading price of Corning Common Stock immediately prior to the Distributions. There can be no assurance that the combined trading prices of Corning Common Stock, Quest Diagnostics Common Stock and Covance Common Stock after the Distributions will be equal to or greater than the trading price of Corning Common Stock prior to the Distributions.

Risks Relating to Quest Diagnostics

   Financial Impact of the Distributions on Quest Diagnostics. While Quest Diagnostics has a substantial operating history, it has not operated as an independent company since 1982. As a Corning subsidiary, Quest Diagnostics' working capital requirements have been financed by Corning and Quest Diagnostics' major acquisitions have been financed through the issuance of Corning common stock and borrowings from Corning. Subsequent to the Distributions, Quest Diagnostics' activities will no longer be financed by Corning. In addition, it is anticipated that the rating of Quest Diagnostics' long-term debt will be non-investment grade. This may impact, among other things, Quest Diagnostics' ability to raise capital, fund working capital requirements or expand, through acquisitions or otherwise, and could thereby have an adverse effect on Quest Diagnostics' operating earnings and cash flow.

   Substantial Leverage and Debt Service Requirements. After the Distributions and as a result of the incurrence of debt under the Quest Diagnostics Credit Facility (as defined below) and the issuance of Notes (as defined below) in the Quest Diagnostics Notes Offering (as defined below), Quest Diagnostics will have substantial debt. At September 30, 1996, after giving effect to the transactions and adjustments described in "Pro Forma Financial Information of Quest Diagnostics," Quest Diagnostics would have had $517 million of total debt and total capitalization of $1,120 million, on a pro forma basis, and Quest Diagnostics' total debt as a percentage of total capitalization would have been approximately 46%. In addition to creating significant debt service obligations for Quest Diagnostics, the terms of the Quest Diagnostics Credit Facility will contain customary affirmative and negative covenants that will, among other things, require Quest Diagnostics to maintain certain financial tests and ratios and will restrict Quest Diagnostics' ability to make asset dispositions, incur additional indebtedness, make certain payments and investments, transact with affiliates or enter into mergers or consolidate. The Indenture will include similar, but less restrictive, incurrence tests.

   The degree to which Quest Diagnostics is leveraged could have important consequences to holders of Quest Diagnostics Common Stock, including the following: (1) Quest Diagnostics' ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired;
(ii) a substantial portion of Quest Diagnostics' and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Quest Diagnostics Credit Facility will contain certain restrictive financial and operating covenants, including, among others, requirements that Quest Diagnostics satisfy certain financial ratios; (iv) a significant portion of borrowings will be at floating rates of interest, causing Quest Diagnostics to be vulnerable to increases in interest rates; (v) Quest Diagnostics' degree of leverage may make it more vulnerable in a downturn in general economic conditions; and
(vi) Quest Diagnostics' financial position may limit its flexibility in responding to changing business and economic conditions. In addition, the Notes will contain certain financial covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics-- Liquidity and Capital Resources" and "Description of Certain Indebtedness of Quest Diagnostics."

   Intense Competition. The independent clinical laboratory industry in the United States is intensely competitive. Quest Diagnostics believes that in 1995 approximately 56% of the revenues of the clinical laboratory testing industry

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was generated by hospital-affiliated laboratories, approximately 36% by independent clinical laboratories and 8% by thousands of individual physicians in their offices and laboratories. Independent clinical laboratories fall into two separate categories: (1) smaller, generally local, laboratories that generally offer fewer tests and services and have less capital than the larger laboratories, and (2) larger laboratories such as Quest Diagnostics that provide a broader range of tests and services. Quest Diagnostics has two major competitors that operate in the national market--SmithKline Beecham Clinical Laboratories, Inc. ("SmithKline") and Laboratory Corporation of America Holdings, Inc. ("LabCorp"). Both SmithKline and LabCorp are affiliated with larger corporations that have greater financial resources than Quest Diagnostics. There are also many independent clinical laboratories that operate regionally and that compete with Quest Diagnostics in these regions. In addition, hospitals are in general both competitors and customers of independent clinical laboratories. The independent clinical laboratory testing industry has experienced intense price competition over the past several years, which has negatively impacted Quest Diagnostics' profitability. The following factors, among others, are often used by health care providers in selecting a laboratory: (i) pricing of the laboratory's testing services; (ii) accuracy, timeliness and consistency in reporting test results; (iii) number and type of tests performed; (iv) service capability and convenience offered by the laboratory; and (v) its reputation in the medical community. See "Business of Quest Diagnostics--The Clinical Laboratory Testing Industry" and "Business of Quest Diagnostics--Competition."

   Role of Managed Care. Managed care organizations play a significant role in the health care industry and their role is expected to increase over the next several years. Managed care organizations typically negotiate capitated payment contracts, whereby a clinical laboratory receives a fixed monthly fee per covered individual, regardless of the number or cost of tests performed during the month (excluding certain tests, such as esoteric tests and anatomic pathology services). Laboratory services agreements with managed care organizations have historically been priced aggressively due to competitive pressure and the expectation that a laboratory would capture not only the volume of testing to be covered under the contract, but also the additional fee-for-service business from patients of participating physicians who are not covered under the managed care plan. However, as the number of patients covered under managed care plans continues to increase, there is less such fee-for-service business and, accordingly, less high margin business to offset the low margin (and often unprofitable) managed care business. Furthermore, increasingly, physicians are affiliated with more than one managed care organization and as a result may be required to refer clinical laboratory tests to different clinical laboratories, depending on the coverage of their patients. As a result, a clinical laboratory might not receive any fee-for-service testing from such physicians. See "Business of Quest Diagnostics--Customers and Payors" and "Business of Quest Diagnostics--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business." During the nine months ended September 30, 1996, services to managed care organizations under capitated rate agreements accounted for approximately 6% of Quest Diagnostics' net revenues from clinical laboratory testing and approximately 15% of the tests performed by Quest Diagnostics. Quest Diagnostics is currently reviewing its pricing structures for agreements with managed care organizations and intends to insure that all of its future agreements with managed care organizations are profitably priced. However, there can be no assurance that Quest Diagnostics will be able to increase the prices charged to managed care organizations or that Quest Diagnostics will not lose market share in the managed care market to other clinical laboratories who continue to aggressively price laboratory services agreements with managed care organizations. Quest Diagnostics may experience declines in per-test revenue as managed care organizations continue to increase their share of the health care insurance market.

   Reliance on Medicare/Medicaid Reimbursements. Approximately 23% and 22% of Quest Diagnostics' net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, were attributable to tests performed for Medicare and Medicaid beneficiaries. Quest Diagnostics' business and financial results depend substantially on reimbursements paid to Quest Diagnostics under these programs. Quest Diagnostics is legally required to accept the government's reimbursement for most Medicare and Medicaid testing as payment in full. Such reimbursements are generally made pursuant to fee schedules, which are subject to certain limitations the levels of which have declined steadily since late 1984. Congress enacted a phased-in set of reductions in the reimbursement limitations as part of its 1993 budget legislation that reduced the Medicare national limitations in 1994 to 84% of the 1984 national median, in 1995 to 80% of the 1984 national median and in 1996 to 76% of the 1984 national median. In 1995, both houses of Congress passed a bill (the Medicare Preservation Act) that would have reduced the fee cap schedule from 75% to 65% of the 1984 national median, but the bill was vetoed by the President. Effective January 1, 1996, the Health Care Financing Administration ("HCFA") adopted a new policy on reimbursement for chemistry panel tests. As of January 1, 1996, 22 automated tests (rather than 19 tests) became reimbursable by Medicare as part of an automated chemistry profile. An additional allowance of $0.50 per test is

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

authorized when more than 19 tests are billed in a panel. HCFA retains the authority to expand in the future the list of tests included in a panel. Effective as of March 1, 1996, HCFA eliminated its prior policy of permitting payment for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. Under the new policy, Medicare payment will not exceed the amount that would be payable if only the tests that are "medically necessary" had been ordered. In addition, since 1995 most Medicare carriers have begun to require clinical laboratories to submit documentation supporting the medical necessity, as judged by ordering physicians, for many commonly ordered tests. Quest Diagnostics expects to incur additional reimbursement reductions and additional costs associated with the implementation of these requirements of HCFA and Medicare carriers. The amount of the reductions in reimbursements and additional costs cannot be determined at this time. These and other proposed changes affecting the reimbursement policy of Medicare and Medicaid programs could have a material adverse effect on the business, financial condition, results of operations or prospects of Quest Diagnostics. See "Business of Quest Diagnostics--Regulation and Reimbursement--Regulation of Reimbursement for Clinical Laboratory Services." A failure of Quest Diagnostics to properly and promptly process its bills to Medicare may result in an increase in Quest Diagnostics' bad debt expense. See "Business of Quest Diagnostics-- Billing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics--Results of Operations."

   Government Regulation. The clinical laboratory industry is subject to extensive governmental regulations at the federal, state and local levels. See "Business of Quest Diagnostics--Regulation and Reimbursement."

   At the federal level, Quest Diagnostics' laboratories are required to be certified under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") and approved to participate in the Medicare/Medicaid programs. Currently, all clinical laboratories, including most physician-office laboratories ("POLs"), are required to comply with CLIA. However, the Medicare Preservation Act, passed in 1995 by both Houses of Congress, would have largely exempted POLs from having to comply with CLIA (except with respect to pap smear tests). Although this provision was not maintained by the House-Senate conference and was not included in the subsequent legislation, it could be reintroduced at any time. The exemption of POLs from CLIA would significantly reduce their costs, making them more financially viable and a greater competitive challenge to Quest Diagnostics and would more likely encourage physicians to establish laboratories in their offices.

   A wide array of Medicare/Medicaid fraud and abuse provisions apply to clinical laboratories participating in such programs. Penalties for violations of these federal laws include exclusion from participation in the Medicare/ Medicaid programs, asset forfeitures, civil and criminal penalties. Civil penalties for a wide range of offenses may be up to $2,000 per item and twice the amount claimed. These penalties will be increased effective January 1, 1997 to up to $10,000 per item plus three times the amount claimed. In the case of certain offenses, exclusion from participation in Medicare and Medicaid is a mandatory administrative penalty. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS") interprets these fraud and abuse administrative provisions liberally and enforces them aggressively. Provisions in a bill enacted in August 1996 are likely to expand the federal government's involvement in curtailing fraud and abuse due to the establishment of (i) an anti-fraud and abuse trust fund funded through the collection of penalties and fines for violations of such laws and (ii) a health care anti-fraud and abuse task force. See "Business of Quest Diagnostics--Regulation and Reimbursement."


   Government Investigations and Related Claims. As discussed under "Business of Quest Diagnostics-- Government Investigations and Related Claims," Quest Diagnostics has settled various government and private claims (i.e., nongovernmental claims such as those by private insurers) totalling approximately $195 million relating primarily to industry-wide billing and marketing practices that had been substantially discontinued by late 1992. Specifically, Quest Diagnostics has entered into, (i) for an aggregate of approximately $180 million, five settlements with the OIG and the DOJ and two settlements with state governments with respect to Medicare and Medicaid marketing and billing practices of Quest Diagnostics and certain companies acquired by Quest Diagnostics prior to their acquisition and (ii) thirteen settlements relating to private claims totalling approximately $15 million. In addition, there are pending investigations by the OIG and DOJ into billing and marketing practices at three regional laboratories operated by Nichols prior to its acquisition by Quest Diagnostics. There are no private claims presently pending. By issuance of civil subpoenas in August 1993, the government began a formal investigation of Nichols. The investigation of Nichols remains open. Remedies available to the government include exclusion from participation in the Medicare and Medicaid programs, criminal fines, civil recoveries plus civil penalties and asset forfeitures. Although application of such remedies and penalties could materially and adversely affect Quest Diagnostics' business, financial condition, results of operations and prospects management believes that the possibility of this happening is remote. Quest Diagnostics derived approximately 23% and 22% of its net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, from Medicare and Medicaid programs.


   In connection with the Distributions, Corning will agree to indemnify Quest Diagnostics against all monetary penalties, fines or settlements for any governmental claims arising out of alleged violations of certain federal fraud and health care statutes and relating to billing practices of Quest Diagnostics and its predecessors that have been settled or are pending on the Distribution Date. Corning will also agree to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics, for services provided prior to the Distribution Date; provided, however, such indemnification will not exceed $25.0 million in the aggregate and all amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis. However, such indemnification will not cover (i) any governmental claims that arise after the Distribution Date pursuant to service of subpoena or other notice of such investigation after the Distribution Date, (ii) any nongovernmental claims unrelated to the indemnified governmental claims or investigations, (iii) any nongovernmental claims not settled prior to five years after the Distribution Date, (iv) any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion for participation in federal or state health care programs or (v) the fees and expenses of litigation. Quest Diagnostics will control the defense of any governmental claim or investigation unless Corning elects to assume such defense. However, in the case of all nongovernmental claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. All disputes under the Transaction Agreement are subject to binding arbitration. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Transaction Agreement."



   Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs of approximately $6.6 million, was $215 million at September 30, 1996 and is estimated to be reduced to $85 million as of the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119 million. Based on information available to management and Quest Diagnostics' experience with past settlements (including the fact that the aggregate amount of the Damon settlement was significantly in excess of established reserves) management has reassessed its reserve levels and believes that its current level of reserves is adequate. However, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) may become available which may cause the final resolution of these matters to be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operation and, for non-indemnified claims, Quest Diagnostics' cash flows in the period in which such claims are settled. While none of the governmental or nongovernmental investigations or claims is covered by insurance Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostic's overall financial condition.


   Recent Losses. Quest Diagnostics incurred net losses of $52 million for the year ended December 31, 1995 and $158.9 million for the nine months ended September 30, 1996. The 1995 net loss includes the provision of $33 million for restructuring charges (primarily relating to workforce reduction programs and the cost of exiting a number of leased facilities) and $17.6 million of special charges related to settlements of governmental billing claims. The net loss for the 1996 period reflects the provision of $188 million for additional reserves primarily relating to the investigation of pre-acquisition billing practices of Damon Corporation and Nichols Institute and $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as a new company-wide billing system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics." There can be no assurance that Quest Diagnostics' operations will be profitable in the future.


   Billing. Quest Diagnostics' billings have been hampered by both the industry-wide phenomenon of frequently missing or incorrect billing information and increasingly stringent payor requirements, as well as the existence of multiple billing information systems which have resulted in large part from Quest Diagnostics' growth through acquisitions. Quest Diagnostics' standard billing system has been implemented in seven of its 22 billing sites, which seven sites account for 35% of Quest Diagnostic's net revenues. Quest Diagnostics is beginning to convert the remaining non-standard billing systems to the standard SYS system. See "Business of Quest Diagnostics--Information Systems" and "Business of Quest Diagnostics--Billing." Standardizing its billing systems presents conversion risk to Quest Diagnostics as key databases and masterfiles are transferred to the SYS system and because the billing workflow is interrupted during the conversion, which may cause backlogs.

   Professional Liability Litigation. As a general matter, providers of clinical laboratory testing services may be subject to lawsuits alleging negligence or other similar legal claims, which suits could involve claims for substantial damages. Damages assessed in connection with, and the costs of defending any such actions could be substantial. Litigation could also have an adverse impact on Quest Diagnostics' client base. Quest Diagnostics maintains liability insurance (subject to maximum limits and self-insured retentions) for professional liability claims. This insurance does not cover liability for any of the investigations described under "--Government Investigations and Related Claims" and "Business of Quest Diagnostics--Government Investigations and Related Claims." While there can be no assurance, Quest Diagnostics management believes that the levels of coverage are adequate to cover currently estimated exposures. Although Quest Diagnostics believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that Quest Diagnostics will be able to obtain such coverage or will be able to do so at an acceptable cost or that Quest Diagnostics will not incur significant liabilities in excess of policy limits.

   Absence of Dividends; Restrictions on Dividends Imposed by the Quest Diagnostics Credit Facility and the Indenture. It is currently contemplated that, following the Distributions, Quest Diagnostics will not pay cash dividends on the Quest Diagnostics Common Stock in the foreseeable future, but will retain earnings to provide funds for the operation and expansion of its business. In addition, the Quest Diagnostics Credit Facility prohibits Quest Diagnostics from paying cash dividends on the Quest Diagnostics Common Stock. Further, the Indenture under which the Notes will be issued will restrict Quest Diagnostics' ability to pay cash dividends based on a percentage of Quest Diagnostics' cash flow. See "Description of Certain Indebtedness of Quest Diagnostics" and "Description of Quest Diagnostics Capital Stock."

   Potential Liability under the Spin-Off Tax Indemnification
Agreements. Quest Diagnostics will enter into the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement that will prohibit Quest Diagnostics for a period of two years after the Distribution Date from taking certain actions, including a sale of 50% or more of the assets of Quest Diagnostics or engaging in certain equity or financing transactions, that might jeopardize the favorable tax treatment of the Distributions under Code section 355 and will provide Corning with certain rights of indemnification against Quest Diagnostics. Quest Diagnostics may also have indemnification obligations under the Spin-Off Tax Indemnification Agreements in the case of the acquisition of, or tender or purchase offer by another person for, 20% or more of the outstanding Quest Diagnostics Common Stock. The Corning/Quest Diagnostics Spin- Off Tax Indemnification Agreement will also require Quest Diagnostics to take such actions as Corning may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions. Quest Diagnostics and Covance will enter into the Covance/Quest Diagnostics Spin-Off Tax Indemnification Agreement, that will be essentially the same as the Corning/Quest Diagnostics Spin-Off Tax Indemnification except that Quest Diagnostics will make representations to and indemnify Covance as opposed to Corning. If obligations of Quest Diagnostics under either agreement were breached and primarily as a result thereof the Distributions do not receive favorable tax treatment under Code section 355, Quest Diagnostics would be required to indemnify Corning or Covance, as the case may be, for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Spin-Off Tax Indemnification Agreements."

   Absence of a Prior Public Market. Prior to the Distributions, there has been no public market for the Quest Diagnostics Common Stock. Although it is expected that the Quest Diagnostics Common Stock will be approved for listing on the NYSE, there is no existing market for the Quest Diagnostics Common Stock and there can be no assurance as to the liquidity of any markets that may develop, the ability of Quest Diagnostics stockholders to sell their shares of Quest Diagnostics Common Stock or at what price Quest Diagnostics stockholders will be able to sell their shares of Quest Diagnostics Common Stock. Future trading prices will depend on many factors including, among other things, prevailing interest rates, Quest Diagnostics' operating results and the market for similar securities.

   Potential Volatility of Stock Price. The market price of Quest Diagnostics Common Stock could be subject to wide fluctuations in response to seasonal variations in operating results, changes in earnings estimates by analysts, market conditions in the clinical laboratory industry, prospects for health care reform, changes in government regulation and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have been unrelated to the operating performance of particular companies. Moreover, Quest Diagnostics Common Stock could be subject to wide fluctuations for some time after the Distributions as a result of heavy trading volume stemming from sales by shareholders of Corning Common Stock who decide not to continue owning Quest Diagnostics Common Stock. Certain of such sales may include those to be made on behalf of investment plans maintained for the benefit of Corning employees. These plans currently hold slightly less than 5% of the outstanding Corning Common Stock and, as a result of the Distributions, are expected to hold a similar percentage of the Quest Diagnostics Common Stock. From time to time as market conditions warrant, and as the administrator of the plans believes to be in the best interests of the employee beneficiaries, the administrator will sell all of the Quest Diagnostics Common Stock held by the plans. Such sales are expected to occur within a period of three years after the Distribution Date. See "Security Ownership by Certain Beneficial Owners and Management of Quest Diagnostics." These market fluctuations could have an adverse effect on the market price of Quest Diagnostics Common Stock. Quest Diagnostics stockholders should be aware, and must be willing to bear the risk, of such fluctuations in earnings and stock price.

   Dependence on Key Employees. Quest Diagnostics' affairs are managed by a small number of key management personnel, the loss of any of whom could have an adverse impact on Quest Diagnostics. There can be no assurance that Quest Diagnostics can retain its key managerial and technical employees or that it can attract, assimilate or retain other skilled technical personnel in the future. See "Business of Quest Diagnostics--Recent Organizational Changes" and "Management of Quest Diagnostics."

   Certain Antitakeover Effects. Quest Diagnostics' amended and restated certificate of incorporation (the "Quest Diagnostics Certificate") and by-laws (the "Quest Diagnostics By-Laws"), and the Delaware General Corporation Law ("DGCL"), contain several provisions that could have the effect of delaying, deferring or preventing a change in control of Quest Diagnostics in a transaction not approved by the board of directors of Quest Diagnostics (the "Quest Diagnostics Board"), or, in certain circumstances, by the disinterested members of the Quest Diagnostics Board. In addition, an acquisition of certain securities or assets of Quest Diagnostics within two years after the Distribution Date might jeopardize the tax treatment of the Distributions and could result in Quest Diagnostics being required to indemnify Corning and Covance. See "--Potential Liability under the Spin-Off Tax Indemnification Agreements" and "Antitakeover Effects of Certain Provisions of the Quest Diagnostics Certificate of Incorporation and By-Laws."

                     CAPITALIZATION OF QUEST DIAGNOSTICS

   The following table sets forth Quest Diagnostics' capitalization as of September 30, 1996 giving effect to (i) the consummation of the Quest Diagnostics Notes Offering and the estimated initial borrowings under the Quest Diagnostics Credit Facility, (ii) the Distributions and (iii) the Quest Diagnostics Accounting Policy Change (as defined below), as if such transactions occurred on such date. This table should be read in conjunction with the Quest Diagnostics Financial Statements and notes thereto and the Quest Diagnostics Pro Forma Financial Information (as defined below) and notes thereto included elsewhere herein. Historical combined and pro forma combined financial information may not be indicative of Quest Diagnostics' future capitalization as an independent company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics" and "Business of Quest Diagnostics."

                                                        Pro Forma
                                         Historical    Adjustments       Pro Forma
                                         ----------    ------------   -------------
                                                       (in thousands)
Cash                                     $   48,319     $   (8,319)(a)  $   40,000
                                         ==========      ========        =========
Short-term Debt:
 Current portion of long-term debt       $   11,885     $  (10,000)(b)  $    1,885(h)
 Revolving credit facility                                         (c)
                                         ----------      --------        ---------
  Total Short-term Debt                  $   11,885     $  (10,000)     $    1,885
                                         ==========      ========        =========
Long-term Debt:
 Term loans                              $   15,494     $  350,000 (b)  $  365,494(h)
 Notes                                                     150,000 (b)     150,000
 Payable to Corning                       1,204,406         (8,319)(a)
                                                          (447,669)(b)
                                                          (748,418)(d)
                                         ----------      ---------       ---------
  Total Long-term Debt                    1,219,900       (704,406)        515,494
                                         ----------      ---------       ---------
Stockholder's Equity:
 Contributed capital                        297,823        748,418 (d)
                                                            11,250 (e)
                                                           150,000 (f)   1,207,491
 Accumulated deficit                       (163,158)       (13,239)(e)
                                                          (425,000)(g)    (601,397)
 Cumulative translation adjustment.           1,801                          1,801
 Market valuation adjustment                 (3,796)                        (3,796)
                                         ----------      ---------       ---------
  Total Stockholder's Equity                132,670        471,429         604,099
                                         ----------      ---------       ---------
Total Capitalization                     $1,352,570     $ (232,977)     $1,119,593
                                         ==========      =========       =========

(a) Historically, Quest Diagnostics has participated in Corning's centralized treasury and cash management processes. Cash received from operations was generally transferred to Corning on a daily basis. Cash disbursements for operations and investments were funded as needed from Corning. The cash balance at the Distribution Date will range from $30 million to $40 million. The pro forma adjustment to cash and payable to Corning represents the reduction to bring cash to the Distribution Date range.
(b) The pro forma adjustment to current portion of long-term debt, term loans, Notes, and payable to Corning reflects borrowings by Quest Diagnostics, immediately prior to the Quest Diagnostics Spin-Off Distribution, to repay Corning for certain income tax liabilities and intercompany borrowings. The assumed interest rates on these borrowings are 7.50% and 11.50% for the Quest Diagnostics Credit Facility and the Notes, respectively.
(c) The Quest Diagnostics Credit Facility will include a revolving credit facility of $100 million which can be used to fund working capital and investment activities. Quest Diagnostics management believes that the entire revolving credit facility will be available at the Distribution Date.
(d) The pro forma adjustment to payable to Corning and contributed capital of $748.4 million reflects Corning's capital contribution to Quest Diagnostics of the estimated remaining intercompany borrowings.
(e) The pro forma adjustment to contributed capital and accumulated deficit represents costs directly related to the Quest Diagnostics Spin-Off Distribution that Quest Diagnostics expects to record coincident with the Quest Diagnostics Spin-Off Distribution. These costs, which are estimated at $20.2 million ($13.2 million after tax), include approximately $9.0 million related to professional advisory and financing commitment fees and $11.2 million related to the establishment of an employee stock ownership plan. This amount is subject to change based on the market price of the Quest Diagnostics Common Stock on the Distribution Date.
(f) The pro forma adjustment to contributed capital represents the estimated capital contribution related to Corning's indemnification under the Transaction Agreement. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Transaction Agreement." As a result of funding settled claims, primarily the Damon settlement of $119 million, the receivable from Corning is estimated to approximate $25 million at the Distribution Date.
(g) Coincident with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics will adopt a new accounting policy for evaluating and measuring the recoverability of intangible assets based on a fair value approach (the "Quest Diagnostics Accounting Policy Change"). The pro forma adjustment to accumulated deficit represents the estimated impact of the Quest Diagnostics Accounting Policy Change. Quest Diagnostics management estimates the charge to reduce the carrying value of intangible assets to fair value will be in the range of $400 million to $450 million. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Balance Sheet.
(h) The current portion of long-term debt and the term loans, exclusive of the pro forma adjustment, consists primarily of a mortgage note payable and capital lease obligations.

           SELECTED HISTORICAL FINANCIAL DATA OF QUEST DIAGNOSTICS

   The following table presents selected historical financial data of Quest Diagnostics at the dates and for each of the periods indicated. The selected financial data as of and for each of the years ended December 31, 1995, 1994 and 1993 have been derived from the audited combined financial statements of Quest Diagnostics (the "Audited Quest Diagnostics Financial Statements") and the notes thereto included elsewhere herein. The selected financial data as of and for the three and nine months ended September 30, 1996 and 1995 (the "Quest Diagnostics Interim Financial Statements" and, together with the Audited Quest Diagnostics Financial Statements, the "Quest Diagnostics Financial Statements") and the years ended December 31, 1992 and 1991 have been derived from the unaudited combined financial statements of Quest Diagnostics. In the opinion of management, the unaudited combined financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the financial position and results of operations for these periods. The unaudited interim results of operations for the three and nine months ended September 30, 1996 are not necessarily indicative of the results for the entire year ending December 31, 1996.

   The selected financial data should be read in conjunction with the Quest Diagnostics Financial Statements and notes thereto, and the Quest Diagnostics Pro Forma Financial Information and notes thereto included elsewhere herein. Historical combined financial data may not be indicative of Quest Diagnostics' future performance as an independent company. See the Quest Diagnostics Financial Statements and notes thereto and Quest Diagnostics Pro Forma Financial Information. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics" and "Business of Quest Diagnostics."

                                                 Three Months Ended               Nine Months Ended
                                                    September 30,                   September 30,
                                             ----------------------------   -----------------------------
                                                 1996            1995           1996             1995
                                             -------------    -----------    ------------   -------------
                                                       (in thousands, except percentage data)
Statement of Operations Data:
Net revenues                                 $  405,352       $  399,959     $1,231,290       $1,239,474
Costs and expenses:
 Cost of services                               255,390          240,868        768,809          735,984
 Selling, general and administrative            125,190          181,346(b)     371,439          399,635(b)
 Provision for restructuring and other
   special charges(c)                           155,730                         201,730           45,885
 Interest expense, net                           19,866           20,927         59,887           61,529
 Amortization of intangible assets               10,328           11,293         31,772           33,678
 Other, net                                       1,837            1,930           (198)           4,429
                                               --------        --------        --------        --------
  Total                                         568,341          456,364      1,433,439        1,281,140
                                               --------        --------        --------        --------
Income (loss) before taxes                     (162,989)         (56,405)      (202,149)         (41,666)
Income tax expense (benefit)                    (43,553)         (17,810)       (43,280)          (3,642)
                                               --------        --------        --------        --------
Income (loss) before cumulative effect
  of change in accounting principle            (119,436)         (38,595)      (158,869)         (38,024)
Cumulative effect of change in
  accounting principle
                                               --------        --------        --------        --------
Net income (loss)                            $ (119,436)      $  (38,595)    $ (158,869)      $  (38,024)
                                               ========        ========        ========        ========

Balance Sheet Data (at end of period):
 Cash                                        $   48,319       $   46,908     $   48,319       $   46,908
 Working capital                                114,718          129,319        114,718          129,319
 Total assets                                 1,886,378        1,896,058      1,886,378        1,896,058
 Long-term debt                               1,219,900        1,114,367      1,219,900        1,114,367
 Total debt                                   1,231,785        1,226,211      1,231,785        1,226,211
 Stockholder's equity                           132,670          320,576        132,670          320,576

Ratio of earnings to fixed charges                 --  (d)          --  (d)        --  (d)          --  (d)

Supplemental Data:
 Net cash provided by operating
   activities                                $   25,236       $   38,202     $   41,937       $   53,789
 Net cash used in investing activities           (7,904)         (17,044)       (53,097)         (77,911)
 Net cash provided by (used in)
   financing activities                          (6,618)         (18,006)        23,033           32,311
 EBITDA(e)                                   $ (118,123)(f)   $   (9,910)(b) $  (67,030)(f)   $   95,899(b)
 EBITDA as a % of net revenues                    (29.1)%           (2.5)%         (5.4)%            7.7%
 Adjusted EBITDA(g)                          $   37,607       $   (9,910)(b) $  134,700       $  141,784(b)
 Adjusted EBITDA as a % of net  revenues            9.3%            (2.5)%         10.9%            11.4%

(Footnotes on page 42)

                                                      Year Ended December 31,
                              -----------------------------------------------------------------------
                                 1995         1994(a)          1993          1992          1991
                             -----------    -----------    -----------    -----------    --------
                                              (in thousands, except percentage data)
Statement of Operations
  Data:
Net revenues                  $1,629,388     $1,633,699     $1,416,338    $1,228,964       $941,116
Costs and expenses:
 Cost of services                980,232        969,844        805,729       657,354        553,810
 Selling, general and
  administrative                 523,271(b)     411,939        363,579       334,665        193,934
 Provision for
  restructuring and  other
  special charges(c)              50,560         79,814         99,600        13,000
 Interest expense, net            82,016         63,295         41,898        31,775         14,205
 Amortization of
  intangible assets               44,656         42,588         28,421        21,359         16,556
 Other, net                        6,221          3,464          6,423        16,300          6,636
                                ---------      ---------      ---------     ---------       -------
  Total                        1,686,956      1,570,944      1,345,650     1,074,453        785,141
                                ---------      ---------      ---------     ---------       -------
Income (loss) before taxes       (57,568)        62,755         70,688       154,511        155,975
Income tax expense
  (benefit)                       (5,516)        34,410         25,929        52,115         52,128
                                ---------      ---------      ---------     ---------       -------
Income (loss) before
  cumulative effect of
  change in accounting
  principle                      (52,052)        28,345         44,759       102,396        103,847
Cumulative effect of
  change in accounting
  principle                                                    (10,562)
                                ---------      ---------      ---------     ---------       -------
Net income (loss)             $  (52,052)    $   28,345     $   34,197    $  102,396       $103,847
                                =========      =========      =========     =========       =======

Balance Sheet Data
 (at end of period):
 Cash                         $   36,446     $   38,719     $   39,410    $   20,528       $ 24,068
 Working capital                 200,740        214,358        139,771       161,759        126,406
 Total assets                  1,853,385      1,882,663      1,861,162     1,024,806        764,087
 Long-term debt                1,195,566      1,153,054      1,025,787       431,624        270,682
 Total debt                    1,207,714      1,165,626      1,123,307       474,175        287,973
 Stockholder's equity            295,801        386,812        395,509       408,149        291,973

Ratio of earnings to fixed
  charges                           --  (d)        1.77(d)        2.20(d)       4.44(d)        5.83(d)

Supplemental Data:
 Net cash provided by
  operating  activities       $   85,828     $   37,963     $   99,614    $  101,077       $   --  (h)
 Net cash used in
  investing activities           (93,087)       (46,186)      (473,687)     (203,884)          --  (h)
 Net cash provided by
  (used in)financing
  activities                       4,986          7,532        392,956        99,267           --  (h)
 EBITDA (e)                   $  125,961(b)  $  215,567     $  179,065    $  242,527       $213,593
 EBITDA as a % of net
  revenues                           7.7%          13.2%          12.6%         19.7%          22.7%
 Adjusted EBITDA(g)           $  176,521(b)  $  295,381     $  278,665    $  255,527       $213,593
 Adjusted EBITDA as a % of
  net  revenues                     10.8%          18.1%          19.7%         20.8%          22.7%

(Footnotes on page 42)

(Footnotes for preceding pages)

(a) In August 1993, Quest Diagnostics acquired Damon, a national clinical-testing laboratory with approximately $280 million in annualized revenues, excluding Damon's California-based laboratories, which were sold in April 1994. In November 1993, Quest Diagnostics acquired certain clinical-testing laboratories of Unilab Corporation ("Unilab"), with approximately $90 million in annualized revenues. The Damon and Unilab acquisitions were accounted for as purchases. Quest Diagnostics acquired Maryland Medical Laboratory, Inc. ("MML"), Nichols and Bioran Medical Laboratory ("Bioran") in June, August and October 1994, respectively, and accounted for these acquisitions as poolings of interest. Results presented include the results of Quest Diagnostics, MML, Nichols and Bioran on a pooled basis. The increase in 1994 net revenues compared to 1993 net revenues was primarily due to the Damon and Unilab acquisitions.

(b) Includes a third quarter 1995 charge of $62.0 million to increase the reserve for doubtful accounts and allowances resulting from billing systems implementation and integration problems at certain laboratories and increased regulatory requirements.

(c) Provision for restructuring and other special charges includes charges for restructurings primarily for work force reduction programs, the write-off of fixed assets and the costs of exiting a number of leased facilities. Other special charges is primarily comprised of settlement reserves for claims related to billing practices. See Note 5 to the Audited Quest Diagnostics Financial Statements and Notes 2 and 3 to the Quest Diagnostics Interim Financial Statements.

(d) For purposes of this calculation, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense deemed representative of the interest factor. Earnings were insufficient to cover fixed charges by the following amounts (in thousands):

        Three months Ended      Nine months Ended
          September 30,          September 30,       Year Ended December 31,
          -----------------     -----------------     ----------------------
         1996        1995       1996       1995               1995
       $162,989    $56,405    $202,149    $41,666            $57,568

(e) EBITDA represents income (loss) before income taxes plus net interest expense and depreciation and amortization. EBITDA is presented because management believes it is an accepted financial indicator of a company's ability to service and incur debt. EBITDA does not represent net income or cash flows from operations as those terms are defined by generally accepted accounting principles and does not necessarily indicate whether cash flows will be sufficient to fund cash needs or service.

(f) 1996 EBITDA includes charges of $142 million and $188 million for the three months and nine months ended September 30, 1996, respectively, related to charges to establish additional reserves for settlement issues. In October 1996, Corning contributed $119 million to Quest Diagnostics' capital to fund the settlement of billing issues related to Damon and has agreed to indemnify Quest Diagnostics against certain related and similar claims pending at the Distribution Date.


(g) Adjusted EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges. EBITDA and Adjusted EBITDA include bad debt expense. Adjusted EBITDA is presented because management believes it is an accepted financial indicator of a company's ability to service and incur debt. Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined by generally accepted accounting principles and does not necessarily indicate whether cash flows will be sufficient to fund cash needs or service debt.


(h) 1991 cash flow data, on a basis restated for poolings, is not available.

             PRO FORMA FINANCIAL INFORMATION OF QUEST DIAGNOSTICS

   The unaudited pro forma combined statements of operations for the three and nine months ended September 30, 1996 and for the year ended December 31, 1995 present the results of operations of Quest Diagnostics assuming that the Distributions and the Quest Diagnostics Accounting Policy Change had been completed as of January 1, 1995. The unaudited pro forma combined balance sheet as of September 30, 1996 presents the combined financial position of Quest Diagnostics assuming that the Distributions and the Quest Diagnostics Accounting Policy Change had been completed on that date. In the opinion of Quest Diagnostics management, the unaudited pro forma combined financial information for the year ended December 31, 1995 and the three and nine months ended September 30, 1996 (the "Quest Diagnostics Pro Forma Financial Information") includes all material adjustments necessary to restate Quest Diagnostics' historical results. The adjustments required to reflect such assumptions are described in the Notes to the Quest Diagnostics Pro Forma Financial Information and are set forth in the "Pro Forma Adjustments" column.

   The Quest Diagnostics Pro Forma Financial Information should be read in conjunction with the Quest Diagnostics Financial Statements and notes thereto included elsewhere herein. The Quest Diagnostics Pro Forma Financial Information presented is for informational purposes only and may not necessarily reflect the future results of operations or financial position or what the results of operations or financial position would have been had the Distributions and the Quest Diagnostics Accounting Policy Change occurred as assumed herein, or had Quest Diagnostics been operated as an independent company during the periods shown.

                        QUEST DIAGNOSTICS INCORPORATED
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    Three Months Ended September 30, 1996

                                                          Pro Forma
                                            Historical   Adjustments       Pro Forma
                                            ----------    ----------    ---------------
                                                          (in thousands,
                                                 except share and per share data)
Net revenues                                $ 405,352      $              $   405,352
Costs and expenses
 Cost of services                             255,390                         255,390
 Selling, general and administrative          125,190            0 (a)        125,190
 Provision for restructuring and other
  special  charges                            155,730                         155,730
 Interest expense, net                         19,866       (7,677)(b)         12,189
 Amortization of intangible assets             10,328       (2,656)(c)          7,672
 Other, net                                     1,837                           1,837
                                              --------      --------       ---------
Loss before taxes                            (162,989)      10,333           (152,656)
Income tax (benefit) provision                (43,553)       3,032 (d)        (40,521)
                                              --------      --------       ---------
Net loss                                    $(119,436)     $ 7,301        $  (112,135)
                                              ========      ========       =========
Pro forma shares outstanding                                               28,901,735 (e)
                                                                           =========
Pro forma net loss per share                                              $     (3.88)(f)
                                                                           =========

The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        QUEST DIAGNOSTICS INCORPORATED
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     Nine Months Ended September 30, 1996

                                                                   Pro Forma
                                                    Historical    Adjustments       Pro Forma
                                                     ----------    -----------    ---------------
                                                      (in thousands, except share and per share
                                                                        data)
Net revenues                                        $1,231,290      $              $ 1,231,290
Costs and expenses
 Cost of services                                      768,809                         768,809
 Selling, general and administrative                   371,439             0 (a)       371,439
 Provision for restructuring and other special
   charges                                             201,730                         201,730
 Interest expense, net                                  59,887       (22,949)(b)        36,938
 Amortization of intangible assets                      31,772        (7,969)(c)        23,803
 Other, net                                               (198)                           (198)
                                                       --------      -------         ---------
Loss before taxes                                     (202,149)       30,918          (171,231)
Income tax (benefit) provision                         (43,280)        9,065 (d)       (34,215)
                                                       --------      -------         ---------
Net loss                                            $ (158,869)     $ 21,853       $  (137,016)
                                                       ========      =======         =========
Pro forma shares outstanding                                                        28,901,735 (e)
                                                                                     =========
Pro forma net loss per share                                                       $     (4.74)(f)
                                                                                     =========

The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        QUEST DIAGNOSTICS INCORPORATED
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         Year Ended December 31, 1995

                                                                   Pro Forma
                                                    Historical    Adjustments       Pro Forma
                                                     ----------    -----------    ---------------
                                                             (in thousands, except share
                                                                 and per share data)
Net revenues                                        $1,629,388      $              $ 1,629,388
Costs and expenses
 Cost of services                                      980,232                         980,232
 Selling, general and administrative                   523,271             0 (a)       523,271
 Provision for restructuring and other special
   charges                                              50,560                          50,560
 Interest expense, net                                  82,016       (31,268)(b)        50,748
 Amortization of intangible assets                      44,656       (10,625)(c)        34,031
 Other, net                                              6,221                           6,221
                                                     ---------       -------         ---------
Loss before taxes                                      (57,568)       41,893           (15,675)
Income tax (benefit) provision                          (5,516)       12,351(d)          6,835
                                                     ---------       -------         ---------
Net loss                                            $  (52,052)     $ 29,542       $   (22,510)
                                                     =========       =======         =========
Pro forma shares outstanding                                                        28,901,735 (e)
                                                                                     =========
Pro forma net loss per share                                                       $     (0.78)(f)
                                                                                     =========

The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        QUEST DIAGNOSTICS INCORPORATED
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              September 30, 1996

                                                                  Pro Forma
                                                  Historical     Adjustments      Pro Forma
                                                   ----------    ------------   ------------
                                                                (in thousands)
ASSETS

Current Assets:
 Cash and cash equivalents                        $   48,319     $   (8,319)(g)  $   40,000
 Accounts receivable                                 323,171                        323,171
 Inventories                                          25,559                         25,559
 Deferred taxes on income                            126,906          9,400 (h)     136,306
 Due from Corning Incorporated                                      150,000 (i)     150,000
 Prepaid expenses and other assets                    25,217                         25,217
                                                   ---------      ---------       ---------
 Total current assets                                549,172        151,081         700,253
Property, plant and equipment, net                   293,490                        293,490
Intangible assets, net                             1,001,500       (425,000)(j)     576,500
Other assets                                          42,216                         42,216
                                                   ---------      ---------       ---------
TOTAL ASSETS                                      $1,886,378     $ (273,919)     $1,612,459
                                                   =========      =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
 Accounts payable and accrued expenses            $  374,058     $    9,000 (k)  $  383,058
 Current portion of long-term debt                    11,885        (10,000)(h)       1,885
 Income taxes payable                                 34,212        (18,632)(h)
                                                                     (7,011)(k)       8,569
 Due to Corning Incorporated and affiliates           14,299        (14,299) (h)
                                                   ---------      ---------       ---------
 Total current liabilities                           434,454        (40,942)        393,512
Long-term debt, third-party                           15,494        500,000 (h)     515,494
Payable to Corning                                 1,204,406         (8,319)(g)
                                                                   (447,669)(h)
                                                                   (748,418))(l)
Other liabilities                                     99,354                         99,354
                                                   ---------      ---------       ---------
 Total liabilities                                 1,753,708       (745,348)      1,008,360
                                                   ---------      ---------       ---------
Stockholder's Equity:
 Contributed capital                                 297,823        150,000 (i)
                                                                     11,250 (k)
                                                                    748,418 (l)   1,207,491
 Accumulated deficit                                (163,158)      (425,000)(j)
                                                                    (13,239)(k)    (601,397)
 Cumulative translation adjustment                     1,801                          1,801
 Market valuation adjustment                          (3,796)                        (3,796)
                                                   ---------      ---------       ---------
 Total stockholder's equity                          132,670        471,429         604,099
                                                   ---------      ---------       ---------
TOTAL LIABILITIES
  AND STOCKHOLDER'S EQUITY                        $1,886,378     $ (273,919)     $1,612,459
                                                   =========      =========       =========

The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        QUEST DIAGNOSTICS INCORPORATED
         NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Statements of Operations

(a) The historical financial statements include substantially all of the costs incurred by Corning on Quest Diagnostics' behalf and reflect all of its costs of doing business. Quest Diagnostics management does not expect administrative costs to increase as a result of being an independent, public company.

(b) The pro forma adjustment to interest expense, net represents the difference between historical intercompany interest expense and interest expense on the third party debt to be incurred in connection with the Quest Diagnostics Spin- Off Distribution. Quest Diagnostics will borrow, immediately prior to the Quest Diagnostics Spin-Off Distribution, approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of borrowings under the Quest Diagnostics Credit Facility and $150 million of Notes to be issued under the Quest Diagnostics Notes Offering. The assumed interest rates on these new borrowings are 7.50% and 11.50% for the Quest Diagnostics Credit Facility and the Notes, respectively. If the interest rate on the Quest Diagnostics Credit Facility fluctuates by 1/8%, interest expense fluctuates by approximately $440,000 annually. Depending on market conditions at the time of the Quest Diagnostics Notes Offering and the consummation of the Quest Diagnostics Credit Facility, the total combined debt amount, the interest rates, and the amounts of each of the Quest Diagnostics Credit Facility and the Notes may vary from that indicated herein.

(c) The pro forma adjustment to amortization of intangible assets represents the estimated reduction of amortization expense due to the Quest Diagnostics Accounting Policy Change. Most of Quest Diagnostics' intangible assets resulted from business combinations in 1993 accounted for as purchases. Significant changes in the clinical laboratory and health care industries subsequent to 1993 have caused the fair value of Quest Diagnostics' intangible assets to be significantly less than their carrying value. Quest Diagnostics management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arms-length transaction is preferable to using projected undiscounted pre-tax cash flows. Quest Diagnostics believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore may be impaired. Quest Diagnostics management estimates that the reduction of amortization expense will approximate between $10.0 million and $11.3 million annually and $2.5 million and $2.8 million quarterly. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Statements of Operations.

(d) The pro forma adjustment to income tax (benefit) provision represents the estimated income tax impact of the pro forma reduction in interest expense at the incremental tax rate of 39.5%. The pro forma amortization expense reduction will not impact income taxes as the amortization is not deductible for tax purposes.

(e) The pro forma common shares outstanding represents Quest Diagnostics management's current estimate of the number of shares to be outstanding after the Quest Diagnostics Spin-Off Distribution. Management's estimate includes (a) the issuance of approximately 28.0 million shares of Quest Diagnostics Common Stock at an exchange ratio of one share of Quest Diagnostics Common Stock issued for every eight shares of Corning Common Stock outstanding at September 30, 1996 and (b) the issuance of an estimated 900,000 shares into the employee stock ownership plan. Quest Diagnostics management's estimate of shares outstanding is subject to change as the result of normal issuances and repurchases of Corning Common Stock prior to the date of the Quest Diagnostics Spin-Off Distribution and finalization of the proposed structure of the employee stock ownership plan.

(f) Pro forma net loss per share is computed by dividing net loss by the pro forma shares outstanding during each period. Common stock equivalents are not included in the loss per share computation because they do not result in material dilution. Historical net loss per share data is not presented as Quest Diagnostics' historical capital structure is not comparable to periods subsequent to the Quest Diagnostics Spin-Off Distribution.

Balance Sheet

(g) Historically, Quest Diagnostics has participated in Corning's centralized treasury and cash management processes. Cash received from operations was generally transferred to Corning on a daily basis. Cash disbursements for operations and investments were funded as needed from Corning. The cash balance at the Distribution Date will range from $30 million to $40 million. The pro forma adjustment to cash and payable to Corning represents the reduction to bring cash to the Distribution Date range.

(h) The pro forma adjustment to deferred taxes on income, current portion of long-term debt, income taxes payable, due to Corning Incorporated and affiliates, long-term debt third party and payable to Corning reflects borrowings by Quest Diagnostics, immediately prior to the Quest Diagnostics Spin-Off Distribution, to repay Corning for certain income tax liabilities and intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings under the Quest Diagnostics Credit Facility and $150 million of Notes to be issued under the Quest Diagnostics Notes Offering.


(i) The pro forma adjustment to due from Corning Incorporated and contributed capital represents the estimated receivable from Corning and capital contribution related to Corning's indemnification obligations relating to governmental claims under the Transaction Agreement. The receivable from Corning is estimated to approximate $25 million at the Distribution Date. The reduction from $150 million at September 30, 1996 to $25 million at the Distribution Date is due to the funding by Corning of indemnified claims, primarily the Damon settlement of $119 million, subsequent to September 30, 1996 and before the Distribution Date. The remaining receivable will be paid by Corning upon the settlement of the underlying, indemnified claims which is expected to occur within the next twelve months.


(j) The pro forma adjustment to intangible assets, net and accumulated deficit represents the estimated impact of the Quest Diagnostics Accounting Policy Change. Quest Diagnostics management estimates the charge to reduce the carrying value of intangible assets to fair value will be in the range of $400 million to $450 million. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Balance Sheet. This charge has not been reflected in the Unaudited Pro Forma Combined Statements of Operations because it is non-recurring. See additional discussion on Quest Diagnostics' planned change in accounting policy in note (c) above.

(k) The pro forma adjustment to accounts payable and accrued expenses, income taxes payable, contributed capital and accumulated deficit represents costs directly related to the Quest Diagnostics Spin-Off Distribution that Quest Diagnostics expects to record coincident with the Quest Diagnostics Spin-Off Distribution. These costs, which are estimated at $20.2 million ($13.2 million after tax), include approximately $9 million related to professional advisory and financing commitment fees and $11.2 million related to the establishment of an employee stock ownership plan. This amount is subject to change based on the market price of the Quest Diagnostics Common Stock on the Distribution Date. This charge has not been reflected in the Unaudited Pro Forma Statements of Operations because it is nonrecurring.

(l) The pro forma adjustment to payable to Corning and contributed capital of $748.4 million reflects Corning's capital contribution to Quest Diagnostics of the estimated remaining intercompany borrowings.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF
                       OPERATIONS OF QUEST DIAGNOSTICS

Overview

   In the last several years, Quest Diagnostics' business has been affected by significant government regulation, price competition and rapid change resulting from payors' efforts to control cost, utilization and delivery of health care services. As a result of these factors, Quest Diagnostics' profitability has been impacted by changes in the volume of testing, the prices and costs of its services, the mix of payors and the level of bad debt expense.

   Payments for clinical laboratory services are made by government, managed care organizations, insurance companies, physicians and patients. Increased government regulation focusing on health care cost containment has reduced prices and added costs for the clinical laboratory industry by increasing complexity and adding new regulatory requirements. Also, in recent years there has been a significant shift away from traditional fee-for- service health care to managed health care, as employers and other payors of health care costs aggressively move the populations they control into lower cost plans. Managed care organizations typically negotiate capitated payment contracts whereby Quest Diagnostics receives a fixed monthly fee per covered individual for all services included under the contract. Capitated contract arrangements shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. The managed care industry is growing as well as undergoing rapid consolidation which has created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with providers, including clinical laboratories. These market factors have had a significant adverse impact on prices in the clinical laboratory industry, and are major contributors to Quest Diagnostics' decline in profitability over the last two years. This growth of managed care and use of capitated agreements are expected to continue for the foreseeable future. See "Risk Factors--Risks Relating to Quest Diagnostics--Role of Managed Care" and "Business of Quest Diagnostics-- Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

   A substantial portion of Quest Diagnostics' growth has come from acquisitions in the last four years. The largest of these acquisitions were the purchases of Damon and certain operations of Unilab in 1993 and the acquisitions of MML, Nichols Institute and Bioran in 1994. As a result of these acquisitions, Quest Diagnostics has recorded a number of special charges for restructuring and integration costs since 1993. See Note 5 to the Audited Quest Diagnostics Financial Statements.

   The MML, Nichols Institute and Bioran transactions were accounted for as poolings of interests. The accompanying financial statements of Quest Diagnostics have been restated to include the results of operations of these pooled entities on a combined basis for all periods presented. The results of operations for Damon and Unilab, as well as all other acquisitions accounted for as purchases, have been included since their respective dates of acquisition. Acquisitions accounted for as purchases have generated large amounts of goodwill which are not deductible for tax purposes, giving rise to a high effective income tax rate and increased sensitivity of the income tax rate to changes in pre-tax income. See Note 4 to the Audited Quest Diagnostics Financial Statements.

   The clinical laboratory industry is subject to seasonal fluctuations in operating results. Quest Diagnostics' cash flows are influenced by seasonal factors. During the summer months, year-end holiday periods and other major holidays, volume of testing declines, reducing net revenues and resulting cash flows below annual averages during the third and fourth quarters of the year. Winter months are also subject to declines in testing volume due to inclement weather, which varies in severity from year to year.

   The clinical laboratory industry is labor intensive. Approximately half of Quest Diagnostics' total costs and expenses are associated with employee compensation and benefits. Cost of services, which have approximated sixty percent of net revenues over the past several years, consists principally of costs for obtaining, transporting and testing specimens. Selling, general and administrative expenses consist principally of the cost of the sales force, billing operations (including bad debt expense), and general management and administrative support.

Results of Operations

   Three Months Ended September 30, 1996 Compared with Three Months Ended September 30, 1995. Earnings for the third quarter of 1996 were significantly below those for the prior year due principally to the impact of special charges. Before special charges, earnings were significantly above the prior year level, which included a $62 million charge to operations to increase accounts receivable reserves.

  Net Revenues
   Net revenues increased by $5.4 million, or 1.3%, over the three months ended September 30, 1995 due to increased revenues from Quest Diagnostics' nonclinical testing businesses. Volume of clinical testing increased by 1.8% but was offset by average price declines of 1.7%. The majority of the price decline resulted from changes in reimbursement policies of various third-party payors, shifts in volume to lower-priced managed care business and intense price competition in the industry. Also contributing to the price decline was a reduction in Medicare fee schedules effective January 1, 1996, which accounted for approximately a 1% decrease in net revenues.

  Costs and Expenses
   Cost of services increased by $14.5 million from the prior period and as a percentage of net revenues increased to 63.0% in 1996 from 60.2% in 1995. These increases were due principally to the effects of declining prices and increases in salaries and wages associated with improving customer service levels, and wage adjustments.

   Selling, general and administrative expense decreased by $56.2 million from the prior period and as a percentage of revenues decreased to 30.9% in 1996 from 45.3% in 1995. These decreases were due principally to a reduction in bad debt expense, which decreased by $55.3 million, from $85.8 million to $30.5 million, and as a percentage of net revenues decreased from 21.5% to 7.5%. The reduction in bad debt expense results primarily from the unusually high level of bad debt expense in the prior year, which included a charge of $62.0 million to increase receivables reserves. Quest Diagnostics has established, and maintains, rigorous programs to improve the effectiveness of Quest Diagnostics' billing and collection operations. The established programs include standard policies and procedures, employee training programs and regular reporting and tracking of key measures by senior management. The implementation of these programs during the fourth quarter of 1995 has aided in reducing bad debt expense. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. Additional efforts to collect medical necessity documentation are currently being made and are expected to lower bad debt expense below the 1996 third quarter rate during 1997. *

   During the third quarter of 1996, Quest Diagnostics recorded a $142.0 million charge to establish additional reserves associated with government and other claims primarily related to billing practices at certain laboratories of Damon and Nichols prior to their acquisition by Quest Diagnostics. Subsequent to the third quarter, Quest Diagnostics entered into an agreement with the DOJ to pay $119.0 million to settle all federal and Medicaid claims related to the billing by Damon of certain blood test series for federally sponsored health care programs. This payment was fully reserved as part of the third quarter charge. Quest Diagnostics' aggregate reserve with respect to all governmental and nongovernmental claims, including litigation costs, was $215 million at September 30, 1996, and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119.0 million. Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that the final resolution of these matters could be in excess of established reserves by an amount which could be material to Quest Diagnostics's results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the periods in which such claims are settled. Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition. See "Risk Factors--Risks Relating to Quest Diagnostics--Government Investigations and Related Claims" and "Business of Quest Diagnostics--Government Investigations and Related Claims."

   Additionally, in the third quarter Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites. See "Risk Factors--Risks Relating to Quest Diagnostics--Billing," "Business of Quest Diagnostics-- Information Systems" and "Business of Quest Diagnostics--Billing" and Note 3 to the Quest Diagnostics Interim Financial Statements.



* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "Business of Quest Diagnostics--Important Factors Regarding Forward Looking Statements." In particular see factors (c), (d), (j) and (k).

   Net interest expense declined from the prior year's level due to lower average borrowings during 1996. Amortization of intangible assets decreased below the prior year's level due to certain intangible assets having been fully amortized.

   Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes and which had the effect of decreasing the tax benefit rate for the third quarter of 1996.

   Nine Months Ended September 30, 1996 Compared with Nine Months Ended September 30, 1995. Earnings were substantially below those for the prior year due principally to special charges, price declines, increases in salaries and wages, higher bad debt expense, and unusually severe winter weather experienced during the first quarter of 1996.

  Net Revenues
   Net revenues decreased by $8.2 million, or .7%, from the prior period, principally due to average price declines of approximately 3.4%, partially offset by an increase in clinical testing of 1.2% and increased revenues from Quest Diagnostics' nonclinical testing businesses. Adversely affecting the volume growth was unusually severe winter weather in the northeastern and central parts of the United States during the first quarter of 1996. The majority of the price declines resulted from changes in reimbursement policies of various third-party payors, shifts in volume to lower-priced managed care business, and intense price competition in the industry. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1996, which accounted for approximately a 1% decrease in net revenues.

  Costs and Expenses
   Cost of services increased by $32.8 million from the prior period and as a percentage of net revenues increased to 62.4% in 1996 from 59.4% in 1995. These increases were due principally to the effects of declining prices and increases in salaries and wages associated with improving customer service levels, and wage adjustments.

   Selling, general and administrative expense decreased by $28.2 million from the prior period and as a percentage of net revenues decreased to 30.2% in 1996 from 32.2% in 1995. These decreases were due principally to a reduction in bad debt expense, which decreased, by $45.4 million, from $127.3 million to $81.9 million, and as a percentage of net revenues decreased from 10.3% to 6.7%, partially offset by costs associated with developing and implementing strategic action plans and operating improvement plans. The reduction in bad debt expense results primarily from the unusually high level of bad debt expense in the prior year, which included a charge of $62.0 million to increase receivables reserves. Quest Diagnostics has established, and maintains, rigorous programs to improve the effectiveness of Quest Diagnostics' billing and collection operations. The established programs include standard policies and procedures, employee training programs and regular reporting and tracking of key measures by senior management. The implementation of these programs during the fourth quarter of 1995 has aided in reducing bad debt expense. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. Additional efforts to collect medical necessity documentation are currently being made and are expected to lower bad debt expense below the 1996 third quarter rate during 1997.*

   In the second quarter of 1996, as a consequence of an investigation begun in 1993, the DOJ notified Quest Diagnostics that it has taken issue with payments related to certain tests received by Damon from federally funded health care programs prior to the acquisition of Damon by Quest Diagnostics. Quest Diagnostics management met with the DOJ several times to evaluate the substance of the government's allegations. A special charge of $46.0 million was recorded in the second quarter of 1996 to establish additional reserves equal to management's estimate, at that time, of the low end of the range of potential amounts which could be required to satisfy the government's claims. During the third quarter of 1996 Quest Diagnostics recorded a $142.0 million charge to establish additional reserves associated with government and other claims primarily related to billing practices at certain laboratories of Damon and Nichols prior to their acquisition by Quest Diagnostics. Subsequent to the third quarter, Quest Diagnostics entered into an

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "Business of Quest Diagnostics--Important Factors Regarding Forward Looking Statements." In particular see factors (c), (d), (j) and (k).

agreement with the DOJ to pay $119.0 million to settle all federal and Medicaid claims related to the billing by Damon of certain blood test series for federally sponsored health care programs. This payment was fully reserved as part of the third quarter charge. Quest Diagnostics' aggregate reserve with respect to all governmental and nongovernmental claims, including litigation costs, was $215 million at September 30, 1996, and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119.0 million. Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that the final resolution of these matters could be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operation and, for non-indemnified claims, Quest Diagnostics' cash flows in the periods in which such claims are settled. Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition. See "Risk Factors--Risks Relating to Quest Diagnostics--Government Investigations and Related Claims" and "Business of Quest Diagnostics--Government Investigations and Related Claims."


   In the third quarter Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites. See "Risk Factors--Risks Relating to Quest Diagnostics--Billing," "Business of Quest Diagnostics--Information Systems" and "Business of Quest Diagnostics--Billing" and Note 3 to the Quest Diagnostics Interim Financial Statements.


   In the second quarter of 1995, Quest Diagnostics recorded a provision for restructuring totalling $33 million primarily for work force reduction programs and the costs of exiting a number of leased facilities. Additionally, in the first quarter of 1995 Quest Diagnostics recorded a special charge of $12.8 million for the settlement of claims related to the inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results.

   Net interest expense remained relatively unchanged from the prior year level. Amortization of intangible assets decreased below the prior year level due to certain intangible assets having been fully amortized. A gain on the sale of several small investments and the favorable settlement of a contractual obligation, both of which occurred in 1996, accounted for the majority of the change in "other, net" compared to the prior year.

   Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes. This had the effect of reducing the tax benefit rate of Quest Diagnostics in both 1996 and 1995. The effect of this non-deductibility is particularly apparent when amortization increases in proportion to pre-tax earnings, as was the case in 1995.

   Year Ended December 31, 1995 Compared with Year Ended December 31,
1994. Earnings for 1995 were significantly below those for the prior year as a result of price declines, higher bad debt expense, and the impact of restructuring and other special charges. The 1995 bad debt expense included a $62.0 million charge to increase accounts receivable reserves in the third quarter.

  Net Revenues
   Net revenues of $1.6 billion in fiscal 1995 remained essentially unchanged from the prior year. Average price declines, estimated to be 3.7%, were offset by estimated growth of approximately 4% in requisition volume. The majority of the price declines resulted from changes in reimbursement policies of various third-party payors, an accelerated shift in volume to lower-priced managed care business, and intense price competition in the industry. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1995 which accounted for approximately a 1% decrease in net revenues.

  Costs and Expenses
   Cost of services increased $10.4 million from 1994 and as a percentage of net revenues increased to 60.2% in 1995 from 59.4% in 1994. These increases were due principally to the impact of price declines and the added cost of doing business in an increasingly complex environment. Partially offsetting these factors were synergies associated with the elimination of duplicative facilities, personnel and administrative functions of acquired entities, including Damon, MML and Nichols.

   Selling, general and administrative expense increased $111.3 million from 1994 and as a percentage of net revenues increased to 32.1% in 1995 from 25.2% in 1994. These increases resulted primarily from a higher level of bad debt expense during 1995. Excluding bad debt expense, selling, general and administrative expenses as a percentage of net revenues were approximately 22.7% as compared to 21.6% in 1994.

   Bad debt expense increased to $152.6 million or 9.4% of net revenues in 1995 from $59.5 million or 3.6% of net revenues in 1994. This increase resulted from an increase in ongoing bad debt expense of $31.0 million throughout 1995 and a $62.0 million charge to increase bad debt reserves in the third quarter of 1995.

   During 1995, ongoing bad debt expense increased from 4.4% of net revenues in the first quarter to 6.4% of net revenues in the fourth quarter. This increase is due principally to four developments that have complicated the billing process: (1) increased complexity in the health care system; (2) increased requirements in complying with fraud and abuse regulations; (3) deterioration in reimbursement as the payor mix shifts; and (4) changes in Medicare reimbursement policies. These four factors have placed additional requirements on the billing process, including the need for specific test coding, additional research on processing rejected claims that comply with prior practices, increased audits for compliance, and management of a large number of contracts which have very different information requirements for pricing and reimbursement.

   In addition to the changes in the billing process, in mid-1995, Quest Diagnostics experienced problems integrating billing operations from recent acquisitions into existing billing operations and experienced significant problems implementing a new billing system at its largest facility in Teterboro, New Jersey. These factors, along with the significant changes in the billing process discussed in the preceding paragraph, contributed to a significant increase in the backlog of unbilled receivables and a significant deterioration in the collection of receivables during the third quarter of 1995. As a result, Quest Diagnostics recorded a charge of $62 million in the third quarter to increase accounts receivable reserves. Quest Diagnostics has put in place a rigorous program to improve the effectiveness of its billing and collection operations and has stabilized the current billing system in Teterboro. See "Risk Factors--Risks Relating to Quest Diagnostics--Billing" and "Business of Quest Diagnostics--Information Systems" and "--Billing."

   In the second quarter of 1995, Quest Diagnostics recorded a provision for restructuring totalling $33.0 million, consisting primarily of costs for work force reduction programs and exiting a number of leased facilities. In the first quarter of 1995, Quest Diagnostics recorded a special charge of $12.8 million for the settlement of claims related to inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results. In the third quarter of 1994, Quest Diagnostics recorded a provision for restructuring and other special charges totalling $79.8 million which included $48.2 million of integration costs, $21.6 million of transaction expenses, and $10.0 million of other reserves primarily related to the Nichols Institute, MML and Bioran acquisitions. See Note 5 to the Audited Quest Diagnostics Financial Statements.

   Net interest expense increased by $18.7 million over the 1994 level due to an increase in average debt levels, resulting principally from funding investing activities and cash requirements associated with restructuring and other special charges.

   Amortization expense increased principally due to additional intangible assets arising from acquisitions completed in 1994 and 1995. Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes. This had the effect of reducing the tax benefit rate to Quest Diagnostics in 1995 while increasing the overall tax rate in 1994. See Note 4 to the Audited Quest Diagnostics Financial Statements.

   Year Ended December 31, 1994 Compared with Year Ended December 31,
1993. Earnings for 1994 were below those for the prior year due principally to price declines, which outpaced the cost efficiencies realized from the integration of acquisitions and other activities to reduce costs.

  Net Revenues
   Net revenues increased by $217.4 million, or 15.3%, over the prior year, due principally to the net impact of acquisitions and dispositions which increased net revenues by approximately $240 million. The net effect of average price declines, estimated at 4%, offset by an increase in requisition volume, estimated at 3%, accounted for the remaining change in net revenues. The majority of the price declines resulted from a shift in volume to lower-priced managed care business, changes in reimbursement policies of various third-party payors, and intense price competition. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1994 which accounted for approximately a 1% decrease in net revenues.

  Costs and Expenses
   Cost of services increased $164.1 million over 1993 and as a percentage of net revenues increased to 59.4% in 1994 from 56.9% in 1993. These increases were due principally to the impact of price declines and the added cost of doing business in an increasingly complex environment. Partially offsetting these factors were synergies realized from integration of acquisitions.

   Selling, general and administrative expense increased $48.4 million over 1993 and as a percentage of net revenues decreased slightly from 25.7% in the prior year to 25.2%. Synergies associated with the elimination of duplicate facilities, personnel and administrative functions of acquired entities, primarily Damon, MML and Nichols, with those of Quest Diagnostics were partially offset by an increase in bad debt expense, which increased by $12.3 million, from $47.2 million to $59.5 million, and increased from 3.3% of net revenues in 1993 to 3.6% in 1994.

   In the third quarter of 1994, Quest Diagnostics recorded a provision for restructuring and other special charges totalling $79.8 million, which included $48.2 million of integration costs, $21.6 million of transaction expenses, and $10.0 million of other reserves primarily related to the Nichols Institute, MML and Bioran acquisitions. Integration costs represented the expected costs for closing clinical laboratories in certain markets where duplicate Quest Diagnostics and Nichols Institute, MML or Bioran facilities existed at the time of the acquisitions. In the third quarter of 1993, Quest Diagnostics recorded a provision for restructuring costs and other special charges totalling $99.6 million. The restructuring component of this special charge aggregated $56.6 million related principally to the integration of Quest Diagnostics' operations with those acquired in the Damon acquisition. The special charge consisted primarily of a $36.5 million charge to reflect the settlement and related legal expenses associated with a compromise agreement with the DOJ to settle claims brought on behalf of the OIG. In making the settlement, Quest Diagnostics did not admit any wrongdoing in connection with its marketing or business practices. See "Risk Factors--Risks Relating to Quest Diagnostics--Government Investigations and Related Claims," "Business of Quest Diagnostics--Government Investigations and Related Claims" and Note 5 to the Audited Quest Diagnostics Financial Statements.

   Net interest expense increased by $21.4 million over the prior year, due principally to increased borrowings associated with financing acquisitions and, to a lesser degree, increased borrowing rates. Amortization of intangibles increased due to additional intangible assets arising from acquisitions completed in 1993 and 1994.

   Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes, and has the effect of increasing the overall tax rate, particularly when amortization increases in proportion to pre-tax earnings. This situation was the principal contributor to the increase in the 1994 effective tax rate over the prior year. See Note 4 to the Audited Quest Diagnostics Financial Statements.

Liquidity and Capital Resources


    After the Distributions Concurrently with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics' debt will be restructured and equity recapitalized. Quest Diagnostics plans to complete the Quest Diagnostics Notes Offering of approximately $150 million principal amount of Notes, and incur approximately $350 million of borrowings under the Quest Diagnostics Credit Facility. The proceeds from these borrowings will be used to repay amounts owed to Corning. Any amounts owed to Corning in excess of the proceeds from these borrowings will be contributed by Corning to Quest Diagnostics' capital. As a result of these actions, management estimates that Quest Diagnostics' long-term debt will be reduced by approximately $720 million to approximately $515 million, and annual interest expense will be reduced by approximately $31 million. The Quest Diagnostics Credit Facility will include a revolving credit facility of $100 million, substantially all of which is expected to be available for borrowing at the time of the Distributions.


   Quest Diagnostics estimates that it will invest approximately $20 million during the fourth quarter of 1996 for capital expenditures, principally related to facility upgrades and investments in information technology. Capital expenditures in 1997 are estimated to be approximately $95 million, of which approximately $10 to $15 million relates to the conversion of billing and laboratory systems to Quest Diagnostics' standard systems (see "Business of Quest Diagnostics--Information Systems"). Quest Diagnostics expects to expand its operations principally through internal growth and accelerated growth in strategic markets and related lines of business. Quest Diagnostics expects such activities will be funded from existing cash and cash equivalents, cash flow from operations, and borrowings under the revolving credit facility. Quest Diagnostics believes that the revolving credit facility will be sufficient to meet both its short-term and its long-term financing needs. As a result, Quest Diagnostics believes it has sufficient financial flexibility and sufficient access to funds to meet seasonal working capital requirements, capital expenditures and growth opportunities.

   Quest Diagnostics does not anticipate paying dividends on the Quest Diagnostics Common Stock in the foreseeable future. In addition, the Quest Diagnostics Credit Facility prohibits Quest Diagnostics from paying cash dividends on the Quest Diagnostics Common Stock. Further, the Indenture under which the Notes will be issued will restrict Quest Diagnostics' ability to pay cash dividends on the Quest Diagnostics Common Stock based on a percentage of Quest Diagnostics' cash flow.

   Coincident with the Distributions, Quest Diagnostics plans to record a non-recurring charge of approximately $20 million associated with the Distributions. The largest component of the charge will be the cost of establishing an employee stock ownership plan. The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing Quest Diagnostics as a separate publicly traded entity. The amount of the charge is subject to change based on the price of the Quest Diagnostics Common Stock on the Distribution Date.

   Although Quest Diagnostics has no present acquisition agreements or arrangements, there may be acquisitions or other growth opportunities which will require additional external financing, and Quest Diagnostics may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to Quest Diagnostics. See "Risk Factors -- Risks Relating to Quest Diagnostics -- Potential Liability under the Spin-Off Tax Indemnification Agreements" and "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Spin-Off Tax Indemnification Agreements."


   Quest Diagnostics management believes that the recapitalization of Quest Diagnostics and the indemnification by Corning against monetary fines, penalties or losses from outstanding government claims, together with the successful implementation of its business strategy, will generate more predictable and improved cash flows. Additionally, Quest Diagnostics management believes that these actions, together with Quest Diagnostics' leading market position or low cost provider status in a number of geographic regions accounting for the majority of its net revenues, will aid Quest Diagnostics in meeting the ongoing challenges in the clinical laboratory industry brought on by growth in managed care and increased regulatory complexity.*


  Prior to the Distributions
   Historically, Quest Diagnostics has financed its operations and growth with cash flow from operations, borrowings from Corning, and stock issued by Corning to finance certain acquisitions on behalf of Quest Diagnostics. Investing activities have included business acquisitions and capital expenditures for facility expansions and upgrades and information systems improvements. Replacement of laboratory equipment has typically been financed through operating leases.

   Net cash provided by operating activities for the nine months ended September 30, 1996 was below the level for the comparable period of the prior year, as a result of reduced earnings, partially offset by an improved collection rate of accounts receivable and a reduction in restructuring spending. This improvement in accounts receivable is a direct result of specific programs initiated in the fourth quarter of 1995 to improve billing operations. Although these programs are continuing, additional requirements of customers to provide documentation of the "medical necessity" of testing are expected to increase receivable levels in the future. The number of days sales outstanding in accounts receivable ("DSOs") for the clinical testing business is one measure used by Quest Diagnostics to monitor the effectiveness of its billing operations. DSOs were 74 days at September 30, 1996 and December 31, 1995, 81 days at December 31, 1994, and 90 days at December 31, 1993.

   Net cash provided by operating activities during 1995 increased above the prior year despite reduced earnings, due primarily to changes in accounts payable and accrued expenses and reduced spending for restructuring integration and other special charges. Net cash provided by operating activities in 1994 declined from the 1993 level principally due to larger increases in accounts receivables and higher levels of spending for restructuring, integration and other special charges during 1994.


   Cash used for investing activities for the nine months ended September 30, 1996 was below the prior year level due to reduced acquisition activity and the sale of several small investments during 1996. Investing activities during



*This is a forward looking statement and is based on current expectations.
 Actual results may vary materially from those projected. See "Business of Quest Diagnostics--Important Factors Regarding Forward Looking Statements." In particular see factors (a), (b), (c), (d), (e) and (j).

1995, 1994 and 1993 were funded principally by cash flow from operations and borrowings from Corning, and were principally for capital expenditures and acquisitions. Cash used in investing activities in 1995 exceeded the prior year level due principally to cash proceeds generated from the sale of certain California operations in 1994. See Note 3 to the Audited Quest Diagnostics Financial Statements.


Net cash provided by financing activities for the nine months ended September 30, 1996 was below the prior year level due primarily to reduced acquisition activity during 1996. Financing activities in 1995, 1994 and 1993 consisted principally of dividend payments to and net borrowing activities with Corning.


  Adjusted EBITDA
   Adjusted EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges. EBITDA and Adjusted EBITDA include bad debt expense. Adjusted EBITDA includes bad debt expense. Adjusted EBITDA is presented because management believes it is an accepted financial indicator of a company's ability to service and incur debt. Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined by generally accepted accounting principles and does not necessarily indicate whether cash flows will be sufficient to fund cash needs or service debt.


   Adjusted EBITDA for the third quarter of 1996 was $37.6 million, or 9.3% of net revenues. Adjusted EBITDA in the prior year period was ($9.9) million. The improvement in Adjusted EBITDA was principally due to a decrease in selling, general and administrative expense (which decreased $56.2 million) and an increase in net revenues of $5.4 million, partially offset by an increase in cost of services (which increased $14.5 million).

   Adjusted EBITDA for the nine months ended September 30, 1996 was $134.7 million, or 10.9% of net revenues. Adjusted EBITDA in the prior year period was $141.8 million, or 11.4% of net revenues. The decline in Adjusted EBITDA was principally due to a decrease in net revenues of $8.2 million and an increase in cost of services (which increased $32.8 million), partially offset by a decrease in selling, general and administrative expense (which decreased $28.2 million).

   Adjusted EBITDA for 1995 was $176.5 million, or 10.8% of net revenues. Adjusted EBITDA for the prior year period was $295.4 million, or 18.1% of net revenues. The decline in Adjusted EBITDA was principally due to an increase in cost of services (which increased $10.4 million) and an increase in selling, general and administrative expense (which increased $111.3 million).

   Adjusted EBITDA for 1994 was $295.4 million, or 18.1% of net revenues. Adusted EBITDA in the prior year period was $278.7 million, or 19.7% of net revenues. The increase in Adjusted EBITDA was principally due to an increase in revenues (which increased $217.4 million), partially offset by an increase in cost of services (which increased $164.1 million) and an increase in selling, general and administrative expenses (which increased $48.4 million).

Changes in Accounting Policies

   Coincident with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting Principles Board No. 17. Most of Quest Diagnostics' intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of Quest Diagnostics' intangible assets to be significantly less than carrying value. Quest Diagnostics management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arms-length transaction is preferable to using projected undiscounted pre-tax cash flows. Quest Diagnostics believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in Quest Diagnostics recording a charge of between $400 million and $450 million coincident with the Quest Diagnostics Spin-Off Distribution to reflect the other than temporary impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly. See Note 15 to the Audited Quest Diagnostics Financial Statements.

   In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock- Based Compensation" ("SFAS 123"). This statement defines a fair value-based method of accounting for employee stock options and similar equity investments and encourages adoption of that method of accounting for employee stock compensation plans. However, it also allows entities to continue to measure compensation cost for employee stock compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities which elect to continue accounting for stock compensation plans utilizing APB 25 are required to disclose pro forma net income and earnings per share, as if the fair value-based method of accounting under SFAS 123 had been applied. Quest Diagnostics intends to account for stock compensation plans pursuant to APB 25 and, as such, will include the pro forma disclosures required by SFAS 123 in the financial statements beginning in 1996.

Inflation

   Quest Diagnostics believes that inflation generally does not have a material adverse effect on its operations or financial condition because substantially all of its contracts are short-term.

                        BUSINESS OF QUEST DIAGNOSTICS

Overview

   Quest Diagnostics is one of the largest clinical laboratory testing companies in the United States, offering a broad range of routine and esoteric testing services used by the medical profession in the diagnosis, monitoring and treatment of disease and other medical conditions. Quest Diagnostics currently processes approximately 60 million requisitions each year.

   Quest Diagnostics is the successor by merger to MetPath Inc. ("MetPath"), a New York corporation organized in 1967. Corning acquired MetPath in 1982 and in 1992 merged MetPath into Quest Diagnostics, which had been organized in 1990 as a holding company for the clinical laboratory testing business and contract research business. In 1994, Quest Diagnostics expanded its presence in the esoteric testing market through the acquisition of Nichols Institute, now known as Corning Nichols Institute ("Nichols"), which is one of the leading esoteric clinical laboratories in the world. Upon the consummation of the Distributions, Corning Clinical Laboratories Inc. will adopt the name Quest Diagnostics Incorporated.

   Since its founding in 1967, Quest Diagnostics' clinical laboratory testing business has grown into a network of 17 regional laboratories across the United States, the Nichols esoteric testing laboratory in San Juan Capistrano, California and one branch laboratory in Mexico City. In addition, Quest Diagnostics has 14 smaller branch laboratories, approximately 200 "STAT" laboratories and approximately 850 patient service centers located throughout the United States. A substantial portion of this growth has resulted from acquisitions. See "--Acquisitions and Dispositions."

Recent Organizational Changes

   Between 1990 and 1995, Corning tripled the size of its clinical laboratory testing business, principally through acquisitions. Historically, prior management pursued a strategy of growth through acquisitions, including diversification outside of the clinical laboratory testing business. As a result of difficult integrations and increased pricing pressures and regulatory complexity in the clinical testing industry, a new strategy was needed. In May 1995, Corning responded by appointing Kenneth Freeman, then an Executive Vice President of Corning, as President and Chief Executive Officer of Quest Diagnostics, who was charged with the responsibility to formulate a new strategy. Mr. Freeman has over 24 years of key financial and managerial experiences at Corning, including serving as the general manager of Corning's science products division and the President and Chief Executive Officer of Corning Asahi Video Products Company. Under Mr. Freeman's leadership, profitability of these operations increased.

   Mr. Freeman immediately suspended Quest Diagnostics' acquisition program. Under his direction, Quest Diagnostics began to refocus on its core clinical laboratory testing business and reorganize its senior management team. As a result, Quest Diagnostics is implementing the best practices in each region throughout Quest Diagnostics; standardizing processes and systems; analyzing the cost of serving various customers; intensifying efforts to correct persistent billing errors to both enhance customer satisfaction and reduce the cost of billing operations; enhancing its compliance program to audit and correct system defaults and to better train employees in the laws and rules governing the industry; and improving communications with employees by improving systems and the kind and amount of current information available to employees.

   Mr. Freeman revamped the senior management team by appointing four new senior executives and changing the responsibilities of five other senior executives. Additionally, approximately one-half of the existing laboratory facility general managers were replaced.


   Mr. Freeman also changed the management structure, appointing three of the senior executives to newly created key positions--Douglas VanOort, who will focus exclusively on laboratory operations, Don Hardison, who will focus on commercial activities, and Dr. Gregory Critchfield, who will lead the efforts in the science and medical areas and pursue innovations. All three report directly to Mr. Freeman. See "Management of Quest Diagnostics--Management-- Executive Officers of Quest Diagnostics." Quest Diagnostics believes that this new management structure will greatly enhance Quest Diagnostics' ability to pursue its business strategy. Mr. VanOort and the regional and facility operations leaders who report to him will focus their primary attention on laboratory operations, efficiencies and standardization. Mr. Hardison and the regional and local commercial leaders who report to him will develop and coordinate national, regional and local sales and marketing efforts, and will cultivate national and regional client relationships and provider alliances. Dr. Critchfield will pursue scientific excellence in the laboratory as well as seek out, develop and assimilate those new tests and technologies that will differentiate Quest Diagnostics and propel its growth in the future.

   This three-prong management structure is designed to implement Quest Diagnostics' business strategy to make Quest Diagnostics the best supplier (i.e., lowest-cost, highest quality) of quality testing services; the preferred provider of fairly priced and useful health care services and information; and the industry's leading innovator of new clinical tests, methodologies and services.

Business Strategy


   Quest Diagnostics' overall goal is to be recognized by its customers, employees and competitors as the best provider of comprehensive and innovative clinical testing, information and services. To achieve this, Quest Diagnostics has set several strategic goals and put in place organizational structures to implement them.


   Best Supplier. Quest Diagnostics seeks to be the best supplier of the highest quality and the lowest-cost testing services. Health care providers and patients expect accurate, timely and consistent laboratory test results at a fair price.

   (bullet) Lowest Cost Provider. Currently, approximately 28% of Quest
            Diagnostics' net revenues are from laboratories that Quest Diagnostics believes are the lowest cost providers in their respective markets. Management believes that these laboratories are the lowest cost providers in their respective markets based on its knowledge of such markets and information obtained in acquiring other laboratories. Quest Diagnostics currently receives approximately 60 million requisitions for testing each year. Currently, Quest Diagnostics' average cost per requisition varies significantly among its regional laboratories: an approximately $7.00 difference in cost per requisition between the most efficient regional laboratory and the average and an approximately $13.00 difference in cost per requisition between the most and the least efficient regional laboratories. In many cases, these variations do not relate to testing volumes or mixes, space costs, service requirements or regional labor cost differences. To reduce costs, Quest Diagnostics has begun to replicate the best practices from each region throughout its national network. Standardization of equipment and supplies, as well as leveraging of Quest Diagnostics' purchasing power, is also part of this strategy. While Quest Diagnostics' overall program of standardization is in a preliminary stage, Quest Diagnostics has already selected its standard clinical instruments and has selected its national vendors for laboratory supplies, temporary services and personal computers. Management expects to achieve significant cost savings within the next three years as these programs are fully implemented, the majority of which are expected to be achieved by the end of 1998. *

   (bullet) Highest Quality Provider. Quest Diagnostics is dedicated to providing accurate and timely testing results and to being viewed by its customers as the highest quality provider of clinical testing services. Quest Diagnostics believes that implementation of best practices already developed in certain regions will permit Quest Diagnostics to be viewed by its customers as the highest quality provider of clinical testing services. For example, as part of its best practices policy, Quest Diagnostics is identifying the most common service failures in each regional laboratory and establishing procedures to substantially reduce these service failures. Management believes that implementing these best practices will increase the level of quality while lowering costs.** Historically, Quest Diagnostics' experience has been that the regions with the highest quality of services have also had the lowest costs.

   Preferred Provider. Quest Diagnostics seeks to be the preferred provider of laboratory testing services to existing and new health care networks on a selective basis determined by profitability of accounts. Quest Diagnostics believes that it will become the preferred provider to these networks as (1) large networks typically prefer to utilize large independent clinical laboratories that can service them on a national or regional basis and (2) Quest Diagnostics continues to pursue its primary strategy of becoming the highest quality, lowest cost provider. To achieve this, Quest Diagnostics will employ a rigorous national and regional process to identify prospective customers and to efficiently allocate resources to support these efforts. Quest Diagnostics will also pursue innovative alliances and seek to assist its partners in achieving their business objectives.

 * This is a forward looking statement and is based on current expectations. sults may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors (c), (d),
   (g) and (j).
** This is a forward looking statement and is based on current expectations.
   Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
   (b), (c), (d), (f) and (j).

   (bullet) Account Profitability. Quest Diagnostics intends to refocus its sales efforts on pursuing and keeping profitable accounts. Quest Diagnostics is engaging in an active program with current accounts, including those with managed care organizations, to evaluate their profitability and either increase pricing or eliminate accounts that cannot be serviced profitably. Throughout the independent clinical laboratory industry, there are substantial differences in pricing among, as well as the cost of serving, various categories of payors and health care providers. Quest Diagnostics is beginning to provide clear pricing guidelines to its sales force and changing its commission structure so that compensation is tied to the profitability of (rather than revenues from) new business. Management expects to achieve significant benefits from these programs within the next three years, the majority of which are expected to be achieved by the end of 1998. *

   (bullet) Regional Profitability. Quest Diagnostics presently believes that it has the leading market share among independent clinical laboratories in most routine testing markets of the northeast, mid-Atlantic and midwest regions. Approximately 65% of Quest Diagnostics' revenues and almost all of its EBITDA is generated from markets in which Quest Diagnostics believes that it has the leading market share. In most of these markets, Quest Diagnostics believes that it also is the lowest cost provider. Quest Diagnostics is evaluating its strategic alternatives relative to units whose profitability does not meet its internal goals. These alternatives may include joint ventures, alliances, or dispositions. Quest Diagnostics believes that, while the clinical laboratory industry is becoming national in scope, Quest Diagnostics can subcontract with other clinical laboratories to perform testing for national accounts in any markets in which Quest Diagnostics chooses not to compete. Quest Diagnostics may also make selected local acquisitions where appropriate.

   Leading Innovator. Quest Diagnostics intends to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. Through its relationship with the academic community and pharmaceutical and biotechnology firms and a research and development budget exceeding $15 million per year, Quest Diagnostics believes it is one of the leaders in transferring innovation from academic biotechnology laboratories to the market. For example, Quest Diagnostics (through its subsidiary Nichols) has been informed by its licensors that it is currently the only independent clinical laboratory that is using both molecular signal amplification (branched DNA) and polymerase chain reaction (PCR) technologies for HIV testing. These technologies permit the detection of lower levels of HIV than can be achieved using other technologies, which in turn permits health care providers to better tailor drug therapies for HIV-infected patients. Nichols continues to be one of the leading esoteric testing laboratories in the world. Nichols serves approximately 2,000 of the country's estimated 6,400 hospitals and counts among its largest customers both LabCorp and SmithKline. Quest Diagnostics hopes to leverage Nichols' existing relationships with hospitals into increased routine testing to hospitals, which continue to perform over half of the clinical laboratory testing in the United States.

The Clinical Laboratory Testing Industry

   Clinical testing is a critical component in the delivery of quality health care service to patients. Currently, clinical laboratory testing is the first step in determining how a significant amount of all health care dollars are spent. Laboratory tests and procedures are used generally by physicians and other health care providers to assist in the diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions through the measurement and analysis of chemical and cellular components in blood, tissues and other specimens. Clinical laboratory testing is generally categorized as either clinical testing, which is performed on body fluids such as blood and urine, or anatomical pathology testing, which is performed on tissue and other samples, including human cells. Clinical and anatomical pathology procedures are frequently ordered as part of regular physician office visits and hospital admissions. Most clinical laboratory tests ordered by health care providers are considered "routine" and can be performed by most independent clinical laboratories, while "esoteric" tests (which generally require more sophisticated equipment, materials and personnel) are generally referred to laboratories, such as the Nichols facility in San Juan Capistrano, that specialize in such tests.

   Quest Diagnostics believes that in 1995 the entire United States clinical laboratory industry had revenues exceeding $30 billion. The clinical laboratory industry consists primarily of three types of providers: hospital-affiliated laboratories, independent clinical laboratories, such as those owned by Quest Diagnostics, and physician-

-------------

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
  (a), (b), (c), (d), (f) and (i).

  office laboratories. Quest Diagnostics believes that in 1995 approximately 56% of the clinical testing revenues in the United States were attributable to hospital-affiliated laboratories, approximately 36% were attributable to independent clinical laboratories and approximately 8% were attributable to physicians in their offices and laboratories.



   Quest Diagnostics believes that consolidation will continue in the clinical laboratory testing business. In addition, Quest Diagnostics believes that it and the other large independent clinical laboratory testing companies may have the opportunity to increase their share of the overall clinical laboratories testing market due to a number of external factors including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.


   Quest Diagnostics believes that a number of factors are likely to positively influence the volume of clinical laboratory testing performed in the United States in the future, including (1) the general aging of the population in the United States; (2) an expanded base of scientific knowledge which has led to the development of more sophisticated specialized tests and an increase in the awareness of physicians of the value of clinical laboratory testing as a cost-effective means of early detection of disease and monitoring of treatment; (3) an increase in the number and types of tests which are, due to advances in technology and increased cost efficiencies, readily available on a more affordable basis to physicians; (4) expanded substance-abuse testing by corporations and governmental agencies; and (5) increased testing for sexually transmitted diseases such as AIDS. The impact of these factors is expected to be offset in part by increased controls over the utilization of clinical laboratory tests by both Medicare and the private sector, particularly managed care organizations.

   Quest Diagnostics believes that the clinical laboratory industry will continue to be subject to pricing pressures as a result of (1) continued growth of the managed care sector; (2) a shift toward capitated payment contracts within the managed care sector; and (3) decreases in Medicare reimbursement rates. In addition, increased regulatory requirements in the billing of Medicare are expected to result in reimbursement reductions and additional costs to clinical laboratory testing companies in the United States. Quest Diagnostics has formulated strategies to address these challenges. See "--Business Strategy."

Services

   Quest Diagnostics' laboratory business is comprised of routine testing, which Quest Diagnostics management estimates currently generates approximately 88% of Quest Diagnostics' net revenues; and esoteric testing, which is performed at the Nichols facility in San Juan Capistrano and which Quest Diagnostics management estimates generates approximately 10% of Quest Diagnostics' net revenues. The balance of Quest Diagnostics' net revenues is derived principally from the manufacture of clinical laboratory test kits.

   Routine Testing Services and Operations. Routine tests, which are performed at Quest Diagnostics' regional laboratories, include procedures in the area of blood chemistry, hematology, urine chemistry, virology, tissue pathology and cytology. Commonly ordered individual tests include red and white blood cell counts, Pap smears, blood cholesterol level tests, AIDS-related tests, urinalyses, pregnancy tests, and alcohol and other substance-abuse tests. Routine test groups include tests to determine the function of the kidney, heart, liver and thyroid, as well as other organs, and several health screens that measure various important bodily health parameters.

   Quest Diagnostics provides services through 17 regional laboratories located in major metropolitan areas throughout the United States, as well as 14 branch laboratories, approximately 200 STAT laboratories and 850 patient service centers. Quest Diagnostics also operates a branch laboratory in Mexico. Regional laboratories offer a full line of routine clinical testing procedures. "STAT" laboratories are local laboratory facilities where Quest Diagnostics can quickly perform and report results of certain routine tests for customers that require such emergency testing services. "Branch laboratories" have a test menu that is smaller than that of regional laboratories but larger than that of STAT laboratories. A "patient service center" is a facility maintained by Quest Diagnostics, typically in or near a medical professional building, to which patients can be referred by physicians for specimen collection.

   Quest Diagnostics operates 24 hours a day, 365 days a year, utilizing a fully integrated collection and processing system. Quest Diagnostics generally performs and reports most routine procedures within 24 hours, employing a variety of sophisticated and computerized laboratory testing instruments. On an average work day, Quest Diagnostics processes approximately 220,000 requisitions. Quest Diagnostics provides daily pickup of specimens from most customers principally through an in-house courier system. The specimens are sent to one of Quest Diagnostics' laboratories (generally a regional or branch laboratory) where one or more tests are performed.

   Each patient specimen is accompanied by a test requisition form, which is completed by the customer, that indicates the tests to be performed and provides the necessary billing information. Each specimen and related requisition form is checked for completeness and then given a unique bar-coded identification number. The unique identification number assigned to each specimen helps to assure that the results are attributed to the correct patient. The requisition form is sent to a data entry department where a file is established for each patient and the necessary testing and billing information is entered. Once this information is entered into the computer system, the tests are performed and the results are entered, primarily through computer interface or manually, depending upon the type of testing equipment involved. Most of Quest Diagnostics' computerized testing equipment is directly linked with Quest Diagnostics' information systems. Most routine testing is performed and completed during the evening following receipt of the specimens to be tested, and test results are readied for distribution the following morning either electronically or by service representatives. Many customers have local printer capability enabling laboratory medical reports to be printed in their offices. Customers who request that they be called with a result are so notified in the morning. It is Quest Diagnostics's policy to notify the customer immediately if a life-threatening result is found at any point during the course of the testing process.

   Esoteric Testing Services and Operations. Through Nichols, Quest Diagnostics operates one of the leading esoteric clinical testing laboratories in the world. Esoteric tests are performed in cases where the information provided by routine tests is not specific enough or is inconclusive as to the existence or absence of disease or when a physician requires more information. Typically, unlike routine testing, only one test is performed per requisition. The logistics for esoteric testing are similar to that for routine testing except that, due to the complexity of the testing, approximately 60% of the tests are performed within 24 hours, with almost all of the rest being performed within one week. During 1995 Nichols performed approximately 3.9 million esoteric tests, of which 77% were referred by sources other than Quest Diagnostics regional laboratories.

   Esoteric tests generally require more sophisticated equipment and materials as well as more highly skilled personnel to perform test procedures and analyze results than what is required for routine testing. Consequently, esoteric tests are generally priced substantially higher than routine tests. New medical discoveries lead to the development of new esoteric tests. However, over time esoteric tests may become routine tests as a result of improved technology or increased volume. The volume of esoteric tests required by most health care providers, including hospitals, is relatively low compared to the volume of routine tests. Because it is generally not cost effective for such health care providers to perform the low volume of esoteric tests in-house, a significant portion of esoteric tests are referred to clinical laboratories like Nichols that specialize in such tests. Some examples of esoteric testing procedures include capillary electrophoresis, cell culture technology, chemiluminescent immunoassays, certain enzyme immunoassays, flow cytometry, fluorescent in situ hybridization (FISH), inductively coupled plasma mass spectroscopy (ICPMS), molecular tissue pathology, molecular signal amplification (branched DNA), and polymerase chain reaction (PCR) technologies.


   Nichols's laboratory is comprised of 18 individual laboratory departments, which in the aggregate offer approximately 1,400 individual tests or "assays" in such fields as endocrinology, genetics, immunology, microbiology, molecular biology, oncology, serology, special chemistry and toxicology. Nichols believes that it has been one of the leaders in transferring technological innovation from academic biotechnology laboratories to the marketplace. Nichols was the first to introduce a number of esoteric tests, including immunoassay methods for measurement of circulating hormone levels and sensitive tests to predict breast cancer prognosis. Among more recent developments have been tests to detect a variety of tumor types, a common form of mental retardation, leukemia, cystic fibrosis, osteoporosis, hepatitis and neurological disorder and to monitor success of therapy in cancer and AIDS. The branched DNA and PCR technologies can be applied to a variety of infectious agents and permit the detection of lower levels of HIV than can be achieved under other technologies. The ability to measure the amount of HIV permits health care providers to better tailor drug therapies for HIV-infected patients. As part of its research and development efforts, Nichols maintains a relationship with the academic community through its Academic Associates program, under which approximately sixty scientists from academia and biotechnology firms work directly with Nichols's staff scientists to monitor and consult on existing test procedures and develop new esoteric test methods. In addition, Nichols relies on internal resources for the development of new tests as well as on license arrangements and co-development agreements with biotechnology companies and academic medical centers.


   Nichols also provides clinical laboratory testing in connection with pre-marketing clinical trials of pharmaceutical drugs. This testing is competitive with the testing performed by a subsidiary of Covance and is expected to continue in the future. Quest Diagnostics management estimates that net revenues from such testing accounted for less than 1% of Quest Diagnostics' net revenues in 1995.

   Diagnostics. Through its Nichols Institute Diagnostics ("NID") subsidiaries, which were acquired as a result of the acquisition of Nichols Institute in August 1994, Quest Diagnostics manufactures and markets clinical laboratory kits primarily for esoteric testing. Test kits are sold principally to hospital and clinical laboratories.

Customers and Payors

   Quest Diagnostics provides testing services to a broad range of health care providers. The primary types of customers served by Quest Diagnostics are as follows:

   Independent Physicians and Physician Groups. Physicians requesting testing for their patients who are unaffiliated with a managed care plan remain the principal source of Quest Diagnostics' clinical laboratory business. Fees for clinical laboratory testing services rendered for these physicians are billed either to the physician, to the patient, or to the patient's third-party payor such as insurance companies, Medicare and Medicaid. In four states, including New York and Michigan, Quest Diagnostics is required to bill patients directly. The clinical laboratory industry is supporting legislative efforts to expand direct patient billing. Billings are typically on a fee-for-service basis. If the billings are to the physician, they are based on the laboratory's wholesale or customer fee schedule and are typically subject to negotiation. Otherwise, the billings are based on the laboratory's retail or patient fee schedule, subject to limitations on fees imposed by third parties and to negotiation by physicians on behalf of their patients. Medicare and Medicaid billings are based on fee schedules set by governmental authorities. See "-- Regulation and Reimbursement."

   HMOs and Other Managed Care Groups. HMOs and other managed care organizations typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by their participating physicians. In an effort to control costs, the managed care groups generally negotiate discounts to the fees usually charged by such laboratories. Most testing for managed care organizations is being performed on a capitated basis. Under a capitated payment contract, the clinical laboratory and the managed care organization agree to a monthly payment per covered individual to cover all laboratory tests during the month, regardless of the number or cost of tests actually performed. Such contracts shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. In certain cases, however, the monthly payment may be subject to prospective or retroactive adjustment if the number of tests performed exceeds (or is less than) certain thresholds. The types of tests covered by capitated contracts are negotiated for each contract, with esoteric tests and anatomic pathology services generally not being covered under the capitation rate. Large regional and national HMOs and preferred provider organization networks typically prefer to utilize large independent clinical laboratories such as Quest Diagnostics that can service the managed care groups on a national or regional basis. See "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

   Hospitals. Quest Diagnostics serves approximately 3,000 hospitals with services that vary from providing esoteric testing to management contracts, where Quest Diagnostics manages the hospital's laboratory for a fee. Hospitals generally maintain an on-site laboratory to perform testing on patients receiving care and refer less frequently needed procedures to outside laboratories. Hospitals are typically charged for such tests a negotiated fee-for-service which is based on the laboratory's customer fee schedule. Some hospitals actively encourage community physicians to send their testing to the hospital's laboratory. In addition, some hospitals have been purchasing physician practices and requiring that the physicians/employees send their testing to the hospital's affiliated laboratory. As a result, hospital-affiliated laboratories can be both a customer and a competitor for independent clinical laboratories such as Quest Diagnostics.

   Other Institutions. Quest Diagnostics also serves other institutions, including governmental agencies, such as the Department of Defense and prison systems, large employers and independent clinical laboratories that do not have the full range of Quest Diagnostics' testing capabilities. These institutions are typically charged on a negotiated or bid fee-for- service basis. Quest Diagnostics' services to employers principally involve the provision of substance abuse testing services.

   In 1995, no single customer or affiliated group of customers accounted for more than 2% of Quest Diagnostics' net revenues. Quest Diagnostics believes that the loss of any one of its customers would not have a material adverse effect on Quest Diagnostics' results of operations or cash flows.

   Payors. Most clinical laboratory testing is billed to a party other than the "customer" that ordered the test. Tests performed for various patients of a single physician may be billed to different payors besides the ordering physician, including third-party payors (generally an insurance company or managed care organization), Medicare, Medicaid or the patient.

   The following table sets forth current estimates of the breakdown by payor of Quest Diagnostics' total volume of requisitions and average approximate revenues per requisition:

                                              Requisition Volume
                                                      as
                                                  % of Total         Revenue Per Requisition
                                              -------------------   ------------------------
Patient                                                5%-10%                $60-$80
Medicare & Medicaid                                   20%-25%                $20-$25
Monthly Bill
 (Physician, Hospital, Employer, Other)               35%-40%                $15-$35
Third Party Fee-For-Service                           15%-20%                $30-$40
Managed Care--Capitated                               15%-20%                $ 5-$15

   For a discussion of the mix shift and the impact of the managed care sector on volume and price trends, see "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

   Average Revenue per Requisition Trends. Since the fourth quarter of 1995, declines in Quest Diagnostics' average revenue per requisition have moderated. Average revenue per requisition for the quarter ended September 30, 1996 was approximately 1.7% below the comparable period in 1995. This decline in revenue per requisition was smaller than the approximate 4.8% and 3.6% decline experienced in the first and second quarters of 1996, respectively. Since August of 1995, the company-wide average revenue per requisition has remained relatively stable and is effectively unchanged during the first three quarters of 1996. This trend is illustrated by the following chart:

[REPRESENTATION OF A LINE CHART GRAPHIC]

Average Revenue per Requisition as a Percentage of December 1994 Revenue per Requisition

Q1/95  98.6
Q2/95  97.6
Q3/95  95.8
Q4/95  95.1
Q1/96  93.9
Q2/96  94.1
Q3/96  94.2


Sales and Marketing

   Quest Diagnostics markets and services its customers through its direct sales force of approximately 430 sales representatives, 300 account representatives and 2,200 couriers.

   Most sales representatives market the mainstream or traditional routine laboratory services primarily to physicians, while others concentrate on individual market segments, such as hospitals or managed care organizations, or on testing niches, such as substance abuse testing. Quest Diagnostics' sales representatives are compensated through a combination of salaries, commissions and bonuses, at levels commensurate with each individual's qualifications and responsibilities. Commissions are based primarily upon the individual's results in generating new business for Quest Diagnostics. Quest Diagnostics is currently changing its commission structure so that compensation is tied to the profitability of (rather than revenues from) new business. See "--Business Strategy--Preferred Provider."

   Quest Diagnostics' account representatives interact with customers on an ongoing basis. Account representatives monitor the status of services being provided to customers, act as problem-solvers, provide information on new testing developments and serve as the customer's regular point of contact with Quest Diagnostics. Account representatives are compensated with a combination of salaries and bonuses commensurate with each individual's qualifications and responsibilities.

   Quest Diagnostics believes that the clinical laboratory service business is shifting away from the traditional direct sales structure and into one in which the purchasing decisions for laboratory services are increasingly made by managed care organizations, integrated health delivery systems, insurance plans, employers and by patients themselves. In view of these changes, Quest Diagnostics has completed a rigorous regional market strategy process and has reorganized its sales and marketing organization structure to support these strategies and emerging customers.

   Quest Diagnostics believes that, given the increasing regulation and complexity of the clinical laboratory marketplace, training of its sales force is of paramount importance. With this goal in mind, during 1995 Quest Diagnostics enhanced its comprehensive sales training program and compliance training. See "--Compliance Program."

Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business

   The managed care industry is growing as well as undergoing rapid consolidation which has created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with health care providers, including clinical laboratories. Quest Diagnostics believes that there are potential opportunities for large, low-cost, clinical laboratories such as Quest Diagnostics to capture additional testing volume from managed care organizations. The larger regional and national managed care organizations typically prefer to utilize large independent clinical laboratories, like Quest Diagnostics, that can service their organizations on a national or a regional basis. In addition, smaller laboratories are unlikely to be able to achieve the low cost structures necessary to profitably service managed care organizations.

   The growth of the managed care sector presents various challenges to independent clinical laboratories, including Quest Diagnostics. Managed care organizations typically negotiate capitated payment contracts, whereby the clinical laboratory receives a monthly fee per covered individual. The fixed monthly payment generally covers all laboratory tests (excluding certain tests, such as esoteric tests and anatomic pathology services) performed during the month, regardless of the number or cost of the tests performed. Unlike fee-for-service indemnity insurance, such contracts shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. In certain cases, however, the monthly payment may be subject to prospective or retroactive adjustment if the number of tests performed exceeds (or is less than) certain thresholds. Quest Diagnostics expects the amount of clinical laboratory testing performed for managed care organizations under capitated rate agreements to continue to grow.

   Laboratory services agreements with managed care organizations have historically been priced aggressively due to competitive pressures and the expectation that a laboratory would capture not only the volume of testing to be covered under the contract, but also the additional fee-for-service business from patients of participating physicians who are not covered under the managed care plan. However, as the number of patients covered under managed care plans continues to increase, there is less such fee-for-service business and, accordingly, less high margin business to offset the low margin (and often unprofitable) managed care business. Furthermore, increasingly, physicians are affiliated with more than one managed care organization and as a result may be required to refer clinical laboratory tests to different clinical laboratories, depending on the coverage of their patients. As a result, a clinical laboratory might not receive any fee-for-service testing from such physicians. The level of pricing charged to managed care organizations, including under capitated payment contracts, if continued, may adversely affect the pricing of the clinical laboratory industry.

   During the nine months ended September 30, 1996, services to managed care organizations under capitated rate agreements accounted for approximately 6% of Quest Diagnostics' net revenues from clinical laboratory testing and approximately 15% of the number of tests performed by Quest Diagnostics. Quest Diagnostics believes that the prices charged by the independent clinical laboratory testing companies to managed care organizations can and must be increased. Quest Diagnostics is currently reviewing its pricing structures for agreements with managed care organizations and intends to insure that all such agreements are profitably priced. However, there can be no assurance that Quest Diagnostics will be able to increase the prices charged to managed care organizations or that Quest Diagnostics will not lose market share in the managed care market to other clinical laboratories who continue to aggressively price laboratory services agreements with managed care organizations. Quest Diagnostics believes that the growth of the managed care sector presents both challenges and opportunities. Quest Diagnostics, as part of its preferred provider strategy, will seek to capitalize on the opportunity and meet the challenge by seeking to secure large-volume, profitable managed care contracts through providing low cost, high quality testing services at rational prices.

Expansion Opportunities

   Quest Diagnostics believes that there are several expansion opportunities. Quest Diagnostics believes that it can take advantage of these opportunities without incurring significant capital expenditures or deploying significant resources.

   Hospital Alliances. In response to the growth of the managed care sector and the developments described under "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business," many health care providers have established new alliances. Hospital-physician networks are emerging in many markets in order to offer comprehensive, integrated service capabilities, either to managed care plans or directly to employers.

   Since Quest Diagnostics has traditionally derived a substantial portion of its esoteric testing revenues from referrals from hospitals, which perform approximately half of all clinical laboratory tests in the United States, Quest Diagnostics established a hospital business venture group whose primary goal is to develop additional nontraditional hospital arrangements, including management and consulting agreements, shared service arrangements and joint ventures.

   Under federal cost containment legislation enacted in 1985, treatment provided to hospital inpatients covered by Medicare is classified into diagnosis-related groups ("DRGs") which prescribe the maximum reimbursable payments for all services, including laboratory testing services, provided on behalf of an inpatient under each DRG. As a result of this payment structure, and similar price constraints from managed care organizations and other third- party payors, hospitals have an economic incentive to seek the most cost-effective laboratory testing services for their patients. Quest Diagnostics believes that in many cases, by managing a hospital laboratory or entering into a joint venture with a hospital, Quest Diagnostics can improve a hospital laboratory's economic structure and preserve hospital capital that would be required for needed laboratory improvements while providing accurate and timely testing services due to greater economies of scale, increased utilization of expensive testing and data processing equipment through optimization of the mix between on-site and off-site testing and more efficient use of laboratory employees. Quest Diagnostics has several such arrangements with hospitals, including a joint venture with two hospitals in Erie, Pennsylvania that performs outreach testing and a management agreement with a group of approximately 25 hospitals in eastern Nebraska and Sioux City, Iowa. These two laboratory arrangements, which provide testing for both the hospitals and the commercial outreach markets in their geographical areas, serve as two of Quest Diagnostics' laboratory facilities. Quest Diagnostics also manages the laboratories at several hospitals in the eastern United States. However, despite the potential cost savings and additional revenues available to hospitals through such arrangements, Quest Diagnostics believes that only a small percentage of the hospitals in the United States have entered into such arrangements with independent clinical laboratories. Nonetheless, Quest Diagnostics expects to enter into alliances with various hospitals in the future and believes that this market has potential. As an alternative service for hospitals that are entering into integrated delivery systems, Quest Diagnostics is beginning to market consulting support and technical solutions for integrating diverse laboratory infrastructures, systems and data.

   Employer Market. Quest Diagnostics is considering expanding its business in the employer market to include the provision of laboratory services to large employers on a basis comparable to that offered to managed care organizations, whereby laboratory services paid under self-insured indemnity plans may be relatively fixed (rather than on a fee-for-service basis). These services could be offered in alliance with other service providers, including pharmaceutical benefits and diagnostic imaging services. Quest Diagnostics recently organized National Imaging Associates Inc. ("NIA"), a company offering diagnostic imaging benefit management services to employers, payors and managed care organizations. NIA seeks to carve out the imaging component of a health care plan service offering and manage it at lower cost through utilization controls and provider price concessions.


   Medical Information. The market need for medical information, particularly disease-specific information about provider practices and patient care, is growing rapidly. Large customers of clinical laboratories are increasingly interested in using information from clinical laboratory data on their covered population to answer financial, marketing and quality related questions. Integrated data from clinical laboratories and other health encounters provides additional insights to these questions. To meet these emerging needs, Quest Diagnostics created the Medical Informatics ("Medical Informatics") division which focuses solely on the medical information needs of managed care organizations, integrated healthcare delivery networks and other large customers. Through internal development, Quest Diagnostics now has a portfolio of information products based primarily upon its extensive database. A combination of advanced information technology and experienced analytical and data integration skills provides the platform for delivery of these products.



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


   As market interest has increased, the Medical Informatics division has devoted experienced account executives to work with customers to meet their information needs. Current information products include provider profiles and benchmarks, high-risk patient registries based on customer disease management initiatives, normative comparisons with other populations, and quantitative clinical outcomes based on laboratory measures. Quest Diagnostics believes that health care customers will increasingly see value in the information obtained from clinical laboratory results.



Information Systems

   The need for information systems to support laboratory, billing, customer service, logistics, medical data, and other business requirements is significant and will continue to place high demands on Quest Diagnostics' information systems staff. Quest Diagnostics has historically not standardized the billing, laboratory and other information systems at laboratories that it has acquired. As a result, Quest Diagnostics has numerous different information systems to handle billing, test result reporting and financial data and transactions. Quest Diagnostics believes that the efficient handling of information involving customers, patients, payors, and other parties will be critical to Quest Diagnostics' future success.

   To this end, Quest Diagnostics has chosen standard billing and laboratory systems. During the third quarter of 1996, Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize using a SYS billing system which has already been implemented in seven of its 22 billing sites, which seven sites account for 35% of Quest Diagnostics' net revenues. The standard laboratory system is already operational in nine of its 22 billing sites, which account for 30% of Quest Diagnostics' net revenues. Such sites are not necessarily the same sites as those with standard billing systems. Quest Diagnostics is beginning to convert the remaining nonstandard billing and laboratory systems to the standard systems, prioritized on an impact basis. The most critical conversions will be completed within three years. The New York/New Jersey (Teterboro) laboratory is the first priority and is expected to be converted by early 1998. The conversion costs are expected to average approximately $3 million per billing system and $1 million to $3 million per laboratory system. As more billing sites are converted to the standard billing system, consolidation of billing sites is expected to occur, which will reduce overall conversion costs and improve billing efficiencies. Quest Diagnostics anticipates that the cost of converting all billing and laboratory systems to the standard systems over the next several years will cost between approximately $55 million and $85 million, depending on the number of billing consolidations that occur.* Quest Diagnostics does not anticipate that the conversion costs will result in a significant increase in capital expenditures over the levels spent during the last several years.

   Quest Diagnostics is developing systems that will permit managed care organizations and other providers to have electronic access to test orders and results for participating physicians, which will permit managed care organizations to better monitor and control the utilization of testing services.

Billing

   Billing for laboratory services is a complicated process. Laboratories must bill different payors such as doctors, patients, insurance companies, Medicare, Medicaid and employer groups, all of whom have different billing requirements. Quest Diagnostics believes that less than 30% of its bad debt expense is attributable to specific credit or payment issues of its customers. The remainder of the bad debt expense is the result of many non-credit related issues which slow the billing process, create backlogs of unbilled requisitions and generally increase the aging of accounts receivable. A primary cause of bad debt expense is missing or incorrect billing information on requisitions. Typically approximately one-third of the requisitions that Quest Diagnostics receives either do not provide all the necessary data or provide incorrect data. Quest Diagnostics believes that this experience is similar to that of its primary competitors. Quest Diagnostics performs the requested tests and reports back the test results regardless of whether billing information has been provided at all or has been provided incorrectly. Quest Diagnostics subsequently attempts to obtain any missing information or rectify any incorrect billing information received from the health care provider. Among the many other factors complicating the billing process are pricing differences between the fee schedules of Quest Diagnostics and the payor, disputes between payors as to the party responsible

-------------

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
  (d), (j) and (k).

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

for payment of the bill and auditing for specific compliance issues. Ultimately, if all issues are not resolved in a timely manner, the related receivables are written off to bad debt expense.


   Quest Diagnostics' bad debt expense has increased each year since 1993 due principally to four developments that have further complicated the billing process: (1) increased complexity in the health care system; (2) increased requirements in complying with fraud and abuse regulations; (3) deterioration in reimbursement as the payor mix shifts; and (4) changes in Medicare reimbursement policies. These four factors have placed additional requirements on the billing process, including the need for specific test coding, additional research on processing rejected claims that comply with prior practices, increased audits for compliance, and management of a large number of contracts which have very different information requirements for pricing and reimbursement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics." Quest Diagnostics' billing has also been hampered by the existence of multiple billing information systems. In 1995 Quest Diagnostics had severe billing problems at its largest laboratory site in Teterboro, New Jersey. A new billing information system developed with outside consultants experienced significant implementation problems, including excessive downtime, which severely impacted Quest Diagnostics' ability to efficiently bill for its services from the Teterboro location. The problem was compounded by a lack of experienced staff as the result of work force reductions made to meet cost reduction initiatives undertaken in anticipation of greater efficiencies from the new billing information system. As a result of all of these factors, Quest Diagnostics recorded a charge to bad debt of $62 million in the third quarter of 1995. Of this amount approximately $34 million was attributable to its Teterboro location. At the time of the charge, the backlog of unbilled requisitions was estimated at over 2 million requisitions and DSOs for the clinical testing business were 90 days. In addition, significant backlogs existed in (1) reconciling cash received to payment of specific bills, (2) rejected claims that needed to be researched and (3) correspondence from customers attempting to resolve billing problems.


   Integration of a standardized billing system is a priority of Quest Diagnostics and Quest Diagnostics is in the process of integrating a billing system with proven reliability throughout its network. The SYS system is in use at seven of Quest Diagnostics' laboratories. Its reliability is evidenced by both the improvement in the laboratories' bad debt experience after SYS was implemented and the improved capability to handle new billing requirements as compared with non-SYS laboratories, such as Teterboro. For example, bad debt expense for the nine months ended September 30, 1996 for the combined SYS laboratories is 6.4% of sales, versus 7.1% for all other laboratories combined. The use of a standard system will also provide for operational efficiencies as redundant programming efforts are eliminated and the ability to consolidate billing sites will become more feasible. See "--Information Systems." Standardizing billing systems presents conversion risk to Quest Diagnostics as key databases and masterfiles are transferred to the SYS system and because the billing workflow is interrupted during the conversion, which may cause backlogs. Quest Diagnostics, however, has already completed seven conversions to this system and has retained key people who have been involved in those conversions.

   Quest Diagnostics has focused on improving its billing operations in the last year. Over the last twelve months, the backlog of unbilled requisitions has been reduced by approximately 30%, DSOs for the clinical testing business have been reduced to 74 days, bad debt expense as a percentage of net revenues has decreased, the percentage of requisitions received with missing billing information has been reduced by approximately 30% and backlogs in rejected claims, unapplied cash and customer correspondence have been significantly reduced. These improvements were achieved in spite of a higher level of information requirements necessary for correct billing, especially those bills relating to Medicare. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. See "--Regulation and Reimbursement--Regulation of Reimbursement for Clinical Laboratory Services."

Acquisitions and Dispositions

   MetPath, Quest Diagnostics' predecessor, originally commenced operations in 1967 with laboratories only in the New York metropolitan area. Most of Quest Diagnostics' other regional laboratories have been added through acquisitions. Principally as the result of the acquisitions discussed below that were completed in 1993 and 1994, Quest Diagnostics' revenues have almost tripled since 1991. However, this increase in revenues is not reflected in the Quest Diagnostics Financial Statements because several of the major acquisitions are accounted for as a pooling of interests. Acquisition activity has diminished significantly since May 1995, in part so that Quest Diagnostics could concentrate on the integration of the laboratory networks that had been acquired in 1993 and 1994. Quest Diagnostics may resume making acquisitions in the future, most likely focusing on acquisitions of

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

smaller laboratories that can be folded into existing laboratories where Quest Diagnostics can expect to achieve significant cost savings and other benefits resulting from the elimination of redundant facilities and equipment and reductions in staffing or personnel. Quest Diagnostics is evaluating its strategic alternatives relative to units whose profitability does not meet its internal goals. These alternatives may include joint ventures, alliances or dispositions. However, there are no negotiations or definitive plans with respect to any such dispositions.

   During 1994 Corning acquired three large clinical laboratory testing companies, each of which was accounted for as a pooling of interests. In June 1994, Corning acquired Maryland Medical Laboratory, Inc. ("MML"), a regional laboratory based in Baltimore, Maryland with approximately $90 million in annual revenues. In August 1994, Corning acquired the stock of Nichols Institute, a national esoteric clinical laboratory with approximately $280 million in annual revenues. In October 1994, Corning acquired Bioran, a regional laboratory based in Cambridge, Massachusetts with approximately $65 million in annual revenues.

   In August 1993, Corning acquired Damon, a national clinical testing laboratory with approximately $330 million in annualized revenue. The acquisition was accounted for as a purchase. The assets of Damon's California- based laboratories were sold in April 1994 to Physicians Clinical Laboratory Inc. In November 1993, Quest Diagnostics acquired the clinical testing laboratories of Unilab in Dallas, Denver and Phoenix, in exchange for Quest Diagnostics' then 43% ownership of Unilab and the assumption of approximately $70 million of indebtedness of Unilab. In a separate transaction, Quest Diagnostics transferred to Unilab Quest Diagnostics' investment in J.S. Pathology PLC, a clinical testing laboratory based in the United Kingdom, in exchange for a small equity interest in Unilab. Quest Diagnostics currently owns approximately 4% of Unilab's outstanding common stock. In May 1993, Corning acquired and contributed to Quest Diagnostics DeYor Laboratory Inc., a regional laboratory based in Ohio, Pennsylvania and Tennessee with approximately $20 million of annual revenues. This transaction was accounted for under the pooling of interests method, although Quest Diagnostics' consolidated financial statements for prior periods have not been restated since this acquisition is not material. See Note 3 to the Audited Quest Diagnostics Financial Statements. In addition to the acquisitions discussed above, since January 1993 Quest Diagnostics has acquired approximately 25 other smaller clinical laboratories and customer lists, principally in assets acquisitions. Only one such acquisition has been completed since May 1995.

Competition

   The clinical laboratory testing business is intensely competitive. Quest Diagnostics believes that in 1995 the entire United States clinical laboratory testing industry had revenues exceeding $30 billion; approximately 56% of such revenues were attributable to hospital-affiliated laboratories, approximately 36% were attributable to independent clinical laboratories and approximately 8% were attributable to physicians in their offices and laboratories. As recently as 1993, there were seven laboratories that provided clinical laboratory testing services on a national basis: Quest Diagnostics, SmithKline, National Health Laboratories Inc. ("NHL"), Roche Biomedical Laboratories Inc. ("Roche"), Damon, Allied Clinical Laboratories Inc. ("Allied") and Nichols Institute. In April 1995 Roche merged into NHL (under the name LabCorp), which had acquired Allied in June 1994. Quest Diagnostics acquired Nichols Institute in August 1994 and Damon in August 1993. In addition, in the last several years a number of large regional laboratories have been acquired by national clinical laboratories. There are presently three national independent clinical laboratories: Quest Diagnostics, which had approximately $1.63 billion in revenues from clinical laboratory testing in 1995; LabCorp, which had approximately $1.68 billion in revenues from clinical laboratory testing in 1995 on a pro forma basis, after giving effct to the April 1995 merger of Roche into NHL; and SmithKline, which had approximately $1.29 billion in revenues from clinical laboratory testing in 1995. Both LabCorp and SmithKline are affiliated with large corporations that have greater financial resources than Quest Diagnostics. SmithKline is wholly owned by SmithKline Beecham Ltd. and R. Hoffman La Roche S.A. beneficially owns approximately 49.9% of the outstanding capital stock of LabCorp.

   In addition to the three national clinical laboratories, Quest Diagnostics competes on a regional basis with many smaller regional independent clinical laboratories as well as laboratories owned by hospitals and physicians. Quest Diagnostics has the leading market share in most of the northeast, mid-Atlantic and midwest routine testing markets, while its market share is much lower in the routine testing market in the rest of the country. Approximately 65% of Quest Diagnostics' net revenues and almost all of its EBITDA currently is generated from markets in which Quest Diagnostics believes that it has the largest market share. In most of these markets Quest Diagnostics believes that it also is the lowest cost provider. Quest Diagnostics does not generally compete in the California routine testing market other than in the San Diego metropolitan area.

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

   Quest Diagnostics believes that the following factors, among others, are often used by health care providers in selecting a laboratory: (i) pricing of the laboratory's testing services; (ii) accuracy, timeliness and consistency in reporting test results; (iii) number and type of tests performed; (iv) service capability and convenience offered by the laboratory; and (v) its reputation in the medical community. Quest Diagnostics believes that it competes favorably with its principal competitors in each of these areas and is currently implementing strategies to improve its competitive position. See "--Business Strategy."

   Quest Diagnostics believes that consolidation will continue in the clinical laboratory testing business. In addition, Quest Diagnostics believes that it and the other large independent clinical laboratory testing companies will be able to increase their share of the overall clinical laboratories testing market due to a number of external factors including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.

Quality Assurance

   Quest Diagnostics maintains a comprehensive quality assurance program for all of its laboratories and patient service centers. The goal is to ensure optimal patient care by continually improving the processes used for collection, storage and transportation of patient specimens, as well as the precision and accuracy of analysis and result reporting.

   The Quest Diagnostics quality assurance efforts focus on: proficiency testing, process audits, statistical process control, credentialing and personnel training.

   Internal Quality Control and Audits. Quality control samples are processed in parallel with the analysis of patient specimens. The results of tests on such samples are then monitored to identify drift, shift or imprecision in the analytical processes. In addition, Quest Diagnostics administers an extensive internal program of "blind" proficiency testing. These samples are processed through the Quest Diagnostics system as routine patient samples, unknown to the laboratory as quality control samples. Samples are then handled, processed and reported with patient specimens. This provides a system to assure accuracy of the entire pre- and post-analytical testing process. Another element of the Quest Diagnostics comprehensive quality assurance program includes performance of internal process audits.

   External Proficiency Testing and Accreditation. All Quest Diagnostics laboratories participate in numerous externally conducted, blind sample quality surveillance programs. These include proficiency testing programs administered by the College of American Pathologists ("CAP"), as well as many state agencies. These programs supplement all other quality assurance procedures.

   All Quest Diagnostics laboratories are accredited by CAP. Accreditation includes on-site inspections and participation in the CAP Proficiency Test Program. CAP is an independent nongovernmental organization of board certified pathologists that offers an accreditation program to which laboratories may voluntarily subscribe. CAP is approved by HCFA to inspect clinical laboratories to determine compliance with the standards required by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA").

Regulation and Reimbursement

   Overview. The clinical laboratory industry is subject to significant governmental regulation at the federal and state levels. All Quest Diagnostics laboratories and patient service centers are appropriately licensed and accredited by various state and federal agencies.

   The health care industry is undergoing significant change as third-party payors, such as Medicare (which principally serves patients 65 and older), Medicaid (which principally serves indigent patients), private insurers and large employers increase their efforts to control the cost, utilization and delivery of health care services. In an effort to address the problem of increasing health care costs, legislation has been proposed or enacted at both the federal and state levels to regulate health care delivery in general and clinical laboratories in particular. Some of the proposals include managed competition, global budgeting and price controls. Although the Clinton Administration's health care reform proposal, initially advanced in 1994, was not enacted, such proposal or other proposals may be considered in the future. In particular, Quest Diagnostics believes that reductions in reimbursement for Medicare services will continue to be implemented from time to time. Reductions in the reimbursement rates of other third-party payors are likely to occur as well. Quest Diagnostics cannot predict the effect health care reform, if enacted, would have on its business, and there can be no assurance that such reforms, if enacted, would not have a material adverse effect on Quest Diagnostics' business and operations.

   Regulation of Clinical Laboratory Operations. The CLIA standards were designed to ensure that all clinical laboratory testing services are uniformly accurate and of high quality by using a single set of requirements. On February 28, 1992, the final rules implementing CLIA were published in the Federal Register. These regulations extended federal oversight, with few exceptions, to virtually all clinical laboratories regardless of size, type, location or ownership of the laboratory. The regulations generally became effective in 1992. However, certain quality control and proficiency testing requirements are still being phased in. The standards for laboratory personnel, quality control, quality assurance and patient test management are based on complexity and risk factors. Laboratories categorized as "high" complexity are required to meet more stringent requirements than either "moderate" or "waived" (tests regarded as having a low potential for error and requiring little or no oversight) laboratories.

   Most of the Quest Diagnostics laboratories are categorized as high complexity and these laboratories are in compliance with the more stringent standards for personnel, quality control, quality assurance and patient test management. A few Quest Diagnostics laboratories are categorized as moderate complexity (some STAT laboratories) or waived (only patient service centers).

   The sanction for failure to comply with these regulations may be suspension, revocation or limitation of a laboratory's CLIA certificate necessary to conduct business, significant fines or criminal penalties. The loss of a license, imposition of a fine or future changes in such federal, state and local laws and regulations (or in the interpretation of current laws and regulations) could have a material adverse effect on Quest Diagnostics.

   Quest Diagnostics is also subject to state regulation. CLIA permits states to adopt regulations that are more stringent than federal law. For example, state law may require that laboratory personnel meet certain more stringent qualifications, specify certain quality control standards, maintain certain records and undergo additional proficiency testing. For example, certain of Quest Diagnostics' laboratories are subject to the State of New York's clinical laboratory regulations, which contain provisions that are significantly more stringent than federal law.

   Quest Diagnostics believes it is in material compliance with the foregoing standards. See "--Compliance Program."

   Drug Testing. Drug testing for public sector employees is regulated by the Substance Abuse and Mental Health Services Administration ("SAMHSA") (formerly the National Institute on Drug Abuse), which has established detailed performance and quality standards that laboratories must meet in order to be approved to perform drug testing on employees of federal government contractors and certain other entities. To the extent that Quest Diagnostics' laboratories perform such testing, each must be certified by HHS as meeting SAMHSA standards. Seven of Quest Diagnostics' laboratories are SAMHSA certified.

   Controlled Substances. The use of controlled substances in testing for drug abuse is regulated by the federal Drug Enforcement Administration ("DEA"). All Quest Diagnostics laboratories using controlled substances for testing purposes are licensed by the DEA.

   Medical Wastes and Radioactive Materials. Quest Diagnostics is subject to licensing and regulation under federal, state and local laws relating to the handling and disposal of medical specimens and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All Quest Diagnostics laboratories are operated in material compliance with applicable federal and state laws and regulations relating to disposal of all laboratory specimens. Quest Diagnostics utilizes outside vendors for disposal of specimens. Although Quest Diagnostics believes that it is currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject Quest Diagnostics to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

   Occupational Safety. In addition to its comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration ("OSHA") has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood- borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals and transmission of blood-borne and airborne pathogens.

   Specimen Transportation. Regulations of the Department of Transportation, the Public Health Service and the Postal Service apply to the surface and air transportation of clinical laboratory specimens.

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

   Regulation of Reimbursement for Clinical Laboratory Services. Containment of health care costs, including reimbursement for clinical laboratory services, has been a focus of ongoing governmental activity. In 1984, Congress established a Medicare fee schedule for clinical laboratory services performed for patients covered under Part B of the Medicare program. Subsequently, Congress imposed a national ceiling on the amount that would be paid under the Medicare fee schedule. Laboratories must bill the program directly and must accept the scheduled amount as payment in full for most tests performed on behalf of Medicare beneficiaries. In addition, state Medicaid programs are prohibited from paying more (and in most instances, pay significantly less) than the Medicare fee schedule for clinical laboratory testing services furnished to Medicaid recipients. In 1995, Quest Diagnostics derived approximately 20% and 3% of its net revenues from tests performed for beneficiaries of Medicare and Medicaid programs, respectively. Since 1984, Congress has periodically reduced the ceilings on Medicare reimbursement to clinical laboratories from previously authorized levels. In 1993, pursuant to the Omnibus Budget and Reconciliation Act of 1993 ("OBRA '93"), Congress reduced, effective January 1, 1994, the Medicare national fee schedule limitations from 88% of the 1984 national median to 76% of the 1984 national median, which reductions were phased in from 1994 through 1996 (to 84% in 1994, 80% in 1995 and 76% in 1996, in each case as a percentage of the 1984 national median). The 1996 reduction to 76% was implemented as scheduled on January 1, 1996. OBRA '93 also eliminated the provision for annual fee schedule increases based upon the consumer price index for 1994 and 1995. Medicare reimbursement reductions have a direct adverse effect on Quest Diagnostics' net earnings and cash flows. Quest Diagnostics cannot predict if additional Medicare reductions will be implemented. The Senate and House Medicare proposal (the Medicare Preservation Act of 1995) passed in October 1995 would have reduced the national limitation to 65% beginning in 1997 and would have eliminated all annual consumer price index adjustments through 2002. This reduction in laboratory reimbursement rates was retained in the House-Senate conference report agreed upon in November 1995. The President vetoed this bill in December 1995.

   Effective January 1, 1996, HCFA adopted a new policy on reimbursement for chemistry panel tests. As of January 1, 1996, 22 automated tests (rather than 19 tests) became reimbursable by Medicare as part of an automated chemistry profile. An additional allowance of $0.50 per test is authorized when more than 19 tests are billed in a panel. HCFA retains the authority to expand in the future the list of tests included in a panel. Effective as of March 1, 1996, HCFA eliminated its prior policy of permitting payment for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. Under the new policy, Medicare payment will not exceed the amount that would be payable if only the tests that are "medically necessary" had been ordered. In addition, since 1995 most Medicare carriers have begun to require clinical laboratories to submit documentation supporting the medical necessity, as judged by ordering physicians, for many commonly ordered tests. Quest Diagnostics expects to incur additional reimbursement reductions and additional costs associated with the implementation of these requirements of HCFA and Medicare carriers. The amount of the reductions in reimbursements and additional costs cannot be determined at this time. See "--Billing."

   Major clinical laboratories, including Quest Diagnostics, use dual fee schedules: "client" fees charged to physicians, hospitals, and institutions with which a laboratory deals on a bulk basis and "patient" fees charged to individual patients and third-party payors, including Medicare and Medicaid, who generally require separate bills or claims for each requisition. Medicare and other third party payors also set maximum fees that they will pay which are substantially lower than the patient fees otherwise charged by Quest Diagnostics, but are generally higher than Quest Diagnostics' client fees, which may be subject to negotiation or discount. Federal and some state regulatory programs prohibit clinical laboratories from charging government programs more than certain charges to other customers. During 1992, in issuing final regulations implementing the federal statutory prohibition against charging Medicare substantially in excess of a provider's usual charge, the OIG declined to provide any guidance concerning the interpretation of this legislation, including whether or not discounting or the dual fee structure employed by clinical laboratories might raise issues under the provision.

   Medicare budget proposals developed by the Clinton Administration in 1993 and 1994, along with proposals incorporated in many major health reform bills considered by Congress in 1994, called for the reinstatement of 20% Medicare clinical laboratory co-insurance (which was last in effect in 1984). While co-insurance was in effect, clinical laboratories received from Medicare carriers only 80% of their Medicare reimbursement rates and were required to bill Medicare beneficiaries for the balance of the charges. A co-insurance proposal was not included in any of the Congressional Medicare reform packages considered to date in the 1995 and 1996 legislative sessions. However, it is still possible a co-insurance provision will be proposed in the future and, if enacted, such a proposal could materially adversely affect the revenues and costs of the clinical laboratory industry, including Quest

Diagnostics, by exposing the testing laboratory to the credit of individuals and by increasing the number of bills. In addition, a laboratory could be subject to potential fraud and abuse violations if adequate procedures to bill and collect the co-insurance payments are not established and followed.

   Proposals have also been developed to procure Medicare and Medicaid laboratory testing services through competitive bidding mechanisms. To date, none of the Congressional Medicare reform packages introduced in the 1995 and 1996 legislative sessions have included a competitive bidding provision for clinical laboratory tests. However, President Clinton's Medicare reform proposal would have established competitive bidding for clinical laboratory services. If competitive bidding were implemented, such action could materially adversely affect the revenues of the clinical laboratory industry, including Quest Diagnostics. HCFA is currently developing a demonstration project to determine whether competitive bidding can be used to provide quality laboratory services at prices below current Medicare reimbursement rates. The demonstration is expected to be conducted in Kentucky and to commence in 1997.

   Future changes in federal, state and local regulations (or in the interpretation of current regulations) affecting governmental reimbursement for clinical laboratory testing could have a material adverse effect on Quest Diagnostics. Quest Diagnostics is unable to predict, however, whether and what type of legislation will be enacted into law.

   Fraud and Abuse Regulations. The Medicare and Medicaid anti-kickback laws prohibit clinical laboratories from, among other things, making payments or furnishing other benefits to influence the referral of tests billed to Medicare, Medicaid or other federal programs. Penalties for violations of these federal laws include exclusion from participation in the Medicare/Medicaid programs, assets forfeitures, and civil and criminal penalties. Civil administrative penalties for a wide range of offenses may be up to $2,000 per item and twice the amount claimed. Under the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act"), the penalties will be increased, effective January 1, 1997 to up to $10,000 per item plus three times the amount claimed. In the case of certain offenses, exclusion from participation in Medicare and Medicaid is a mandatory penalty.

   The fraud and abuse provisions are interpreted liberally and enforced aggressively by various enforcing agencies of the federal government, including the Federal Bureau of Investigation ("FBI") and the OIG. According to public statements by the DOJ, health care fraud has been elevated to the second-highest priority of the DOJ, and FBI agents have been transferred from investigating counterintelligence activities to health care provider fraud. The OIG also is involved in such investigations and has, according to recent workplans, targeted certain laboratory practices for study, investigation and prosecution. The federal government's involvement in curtailing fraud and abuse is likely to increase as a result of the enactment in August 1996 of the Health Insurance Act which will require, by January 1, 1997, the U.S. Attorney General and the OIG to jointly establish a program to (a) coordinate federal, state and local enforcement programs to control fraud and abuse with respect to health care, (b) conduct investigations, audits, evaluations and inspections relating to the delivery and payment for health care, (c) facilitate the enforcement of the health care fraud and abuse laws, (d) provide for the modification and establishment of safe harbors and to issue advisory opinions and Special Fraud Alerts and (e) provide for a data collection system for the reporting and disclosure of adverse actions taken against health care providers. The Health Insurance Act also authorizes the establishment of an anti-fraud and abuse trust fund funded through the collection of penalties and fines for violations of the health care anti-fraud laws as well as amounts authorized therefor by Congress. The Health Insurance Act also requires HHS to establish a program to encourage Medicare beneficiaries and others to report violations of the health care anti-fraud laws, including by paying to the reporting person a portion of any fines and penalties collected.

   In October 1994, the OIG issued a Special Fraud Alert, which set forth a number of practices allegedly engaged in by clinical laboratories and health care providers that the OIG believes violate the anti-kickback laws. These practices include providing employees to collect patient samples at physician offices if the employees perform additional services for physicians that are typically the responsibility of the physicians' staff; selling laboratory services to renal dialysis centers at prices that are below fair market value in return for referrals of Medicare tests which are billed to Medicare at higher rates; providing free testing to a physician's HMO patients in situations where the referring physicians benefit from lower utilization; providing free pickup and disposal of bio-hazardous waste for physicians for items unrelated to a laboratory's testing services; providing facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services performed; and providing free testing for health care providers, their families and their employees (professional courtesy testing). The OIG stressed in the Special Fraud Alert that when one purpose of the arrangements is to induce referral of program-reimbursed laboratory testing, both the clinical laboratory and the health care provider or physician may be liable under the anti-kickback laws and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs. The Special Fraud Alert was issued in part at the request of the American Clinical Laboratory Association, which requested clarification of certain of these rules. Quest Diagnostics does not believe that it has been negatively affected by the issuance of the Special Fraud Alert.

   Many of these statutes and regulations, including those relating to joint ventures and alliances, are vague or indefinite and have not been interpreted by the courts. In addition, regulators have generally offered little guidance to the clinical laboratory industry. Despite requests from the American Clinical Laboratory Association for clarification of the anti-fraud and abuse rules, since 1992, OIG has issued only two fraud alerts specifically with regard to clinical laboratory practices and has insisted that it lacked statutory authority to issue advisory opinions. Legislation requiring OIG to issue fraud alerts and advisory opinions was enacted in August 1996, and as a result Quest Diagnostics is hopeful that additional regulatory guidance will be given to the clinical laboratory industry.

   According to the 1995 work plan of the OIG, its recently established Office of Civil Fraud and Administrative Adjudication ("OCFAA") will be responsible for protecting the government-funded health care programs and deterring fraudulent conduct by health care providers through the negotiation and imposition of civil monetary penalties, assessments and program exclusions. The OCFAA works very closely with the DOJ, the Office of General Counsel of HHS and the OIG investigative and audit offices in combating fraud and abuse. In addition, the OIG stated in its 1995 work plan that it will determine the extent to which laboratories supply physicians' offices with phlebotomists (blood-drawing technicians), offer management services or medical waste pick-up to physicians, provide training to physicians or engage in other financial arrangements with purchasers of laboratories' services. The OIG will assess the potential benefits of such arrangements as well as the extent to which such arrangements might be unlawful.

   A federal "self-referral" law commonly known as the "Stark" law has, since 1992, generally prohibited (with certain exceptions) Medicare payments for laboratory tests referred by physicians who have (personally or through a family member) an investment interest in, or a compensation arrangement with, the testing laboratory. Since January 1995, these restrictions apply to Medicaid-covered services as well. Physicians may, however, be reimbursed by Medicare and Medicaid for testing performed by or under the supervision of the physician or the group practice to which the physician belongs. In addition, a physician may refer specimens to a laboratory owned by a company, such as Quest Diagnostics, whose stock is traded on a public exchange and which has stockholders' equity exceeding $75 million even if the physician owns stock of that company. An amendment to the Stark law in August 1993 makes it clear that ordinary day-to-day transactions between laboratories and their customers, including, but not limited to, discounts granted by laboratories to their customers, are not covered by the compensation arrangement provisions of the Medicare statute. Sanctions for laboratory violations of the prohibition include denial of Medicare payments, refunds, civil money penalties of up to $15,000 for each service billed in violation of the prohibition and exclusion from the Medicare and Medicaid programs.

   The 1995 House Medicare reform proposal contained, and the House-Senate report adopted, provisions that would significantly narrow the scope of the Stark anti-referral laws. That proposal would, among other changes, have ended the ban on physician referrals to laboratories based on any "compensation arrangements" between the laboratory and the physician. The President vetoed this bill on December 6, 1995.

Government Investigations and Related Claims

   Quest Diagnostics has settled various government and private claims (i.e., nongovernmental claims such as those by private insurers) totalling approximately $195 million relating primarily to industry-wide billing and marketing practices that had been substantially discontinued by late 1992. Specifically, Quest Diagnostics has entered into, (i) for an aggregate of approximately $180 million, five settlements with the OIG and the DOJ (including, the MetPath and the Damon settlements discussed below) and two settlements with state governments with respect to Medicare and Medicaid marketing and billing practices of Quest Diagnostics and certain companies acquired by Quest Diagnostics prior to their acquisition and (ii) thirteen settlements relating to private claims totalling approximately $15 million. In addition, there are pending investigations by the OIG and DOJ into billing and marketing practices at three regional laboratories operated by Nichols prior to its acquisition by Quest Diagnostics. There are no private claims presently pending.

Government Settlements


    The MetPath Settlement. In September 1993, Quest Diagnostics (under the name MetPath Inc.) entered into an agreement with the DOJ and the OIG pursuant to which Quest Diagnostics paid a total of approximately $36 million in settlement of civil claims by the United States that the company had wrongfully induced physicians to order certain laboratory tests without their realizing that such tests would be billed to Medicare at rates higher than those the physicians believed were applicable.



    The Damon Settlement. By issuance of a civil subpoena in August 1993, the government began a formal investigation of Damon, a company acquired by Corning in August 1993. Subsequent to September 1993, several additional subpoenas were issued. By a plea agreement and civil settlement agreement and release dated October 9, 1996, between DOJ and Damon, all federal criminal matters within the scope of the various federal investigations against Damon, and all claims included in the civil qui tam cases underlying the civil investigations, were settled for an aggregate of $119 million, which sum was reimbursed to Quest Diagnostics by Corning. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million. At the time Quest Diagnostics began its settlement negotiations with DOJ in April 1996, it believed it had meritorious defenses to a number of charges and claims made by the government. Reserves established for such settlements in the second quarter of 1996 were based on Quest Diagnostics' and its counsel's belief that the merits of its factual and legal arguments would be given more weight by the government. Certain of these positions were ultimately rejected by criminal and civil prosecutors in the final rounds of negotiations which occurred in September 1996, resulting in a total settlement substantially in excess of what had earlier been anticipated. The Damon settlement does not exclude Quest Diagnostics from future participation in any federal health care programs on account of Damon's practices.


 Other Governmental Settlements. In addition to the MetPath settlement and the Damon settlement, since 1992 Quest Diagnostics has settled five other federal and state billing-related claims for a total of approximately $25 million.

Ongoing Government Investigations

 The Nichols Investigation. By issuance of a civil subpoena in August 1993, the government began a formal investigation of Nichols, a company acquired by Corning in August 1994. The investigation of Nichols remains open. While Quest Diagnostics has established reserves in respect of the Nichols investigations, at present there are no settlement discussions pending between DOJ and Quest Diagnostics regarding Nichols, and it is too early to predict the outcome of this investigation. Remedies available to the government include exclusion from participation in the Medicare and Medicaid programs, criminal fines, civil recoveries plus civil penalties and asset forfeitures. Although application of such remedies and penalties could materially and adversely affect Quest Diagnostics' business, financial condition, results of operations and prospects, management believes that the possibility of this happening is remote. Quest Diagnostics derived approximately 23% and 22% of its net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, from Medicare and Medicaid programs. However, in light of the Corporate Integrity Agreement referred to below entered into between Quest Diagnostics and the OIG in connection with the Damon settlement, the fact that the matters being investigated were corrected with or before Quest Diagnostics' acquisition of Nichols and Quest Diagnostics' cooperation in this investigation, Quest Diagnostics believes the prospect of such exclusion on account of the investigation is remote. As discussed below, Corning has agreed to indemnify Quest Diagnostics against any monetary penalties, fines or settlements for any governmental claims that may arise as a result of the Nichols investigations.


 The Damon Officer Investigations. Quest Diagnostics understands that the Boston United States Attorney's Office has designated several former officers and employees of Damon as targets of its criminal investigation, and will seek indictments against them. Under the agreement and plan of merger under which Damon was acquired by Corning, Quest Diagnostics is obligated to indemnify former officers and directors of Damon to the fullest extent permitted by Delaware law with respect to this investigation. These obligations will remain those of Quest Diagnostics and will not be indemnified by Corning. In addition, as part of the Damon settlement, Corning agreed to cooperate with DOJ in its continuing investigation of individuals formerly associated with Damon and, in connection therewith, Quest Diagnostics is providing additional information pursuant to several subpoenas.

   Other Government Investigations. In December 1995, Quest Diagnostics received a subpoena from the OIG seeking information as to Quest Diagnostics' policies in instances in which specimens were received and tested by a laboratory without first receiving or verifying specific test requisitions. While compliance with the subpoena is ongoing, Quest Diagnostics has concluded the occurrence of this practice was relatively rare and was engaged in primarily to preserve the integrity of test results from specimens subject to rapid deterioration. During 1996, Quest Diagnostics voluntarily self-reported to the government a few isolated events, involving billings of approximately $16 million, that may have resulted in overpayment by Medicare and Medicaid to Quest Diagnostics. It is Quest Diagnostics' policy to internally investigate all such incidents and to self-report and reimburse payors as appropriate. Although Quest Diagnostics has commenced internal investigations to quantify the amounts that may be recouped by the government and corrective action has been taken as to each such event, it is too early to predict the outcome of these disclosures to the government. As discussed below, Corning has agreed to indemnify Quest Diagnostics against any monetary penalties, fines or settlements for any governmental claims that may arise as a result of the investigations described in this paragraph.

Outlook for Future Government Investigations

    The Damon settlement involved, and a settlement regarding Nichols is expected to involve, only matters predating Corning's acquisition of both such companies, and turned on, or will turn on, facts unique to those companies and other factors individual government enforcement personnel may take into account. However, recent experience in Quest Diagnostics' settlement of the Damon case and public announcements by various government officials indicate that the government's position on health care fraud is still hardening and collections of amounts greatly in excess of mere recoupment of overcharges from laboratories and other providers will be more prevalent. In addition, the newly adopted Health Insurance Act includes provisions to combat health care fraud and abuse will give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. In connection with the Damon settlement, Quest Diagnostics signed a Corporate Integrity Agreement pursuant to which Quest Diagnostics will maintain its corporate compliance program, modify certain of its marketing materials, make periodic reports to the OIG and take certain other steps to demonstrate Quest Diagnostics' integrity as a provider of services to federally sponsored health care programs. This agreement also includes an obligation to self-report instances of noncompliance that are uncovered by Quest Diagnostics, but also gives Quest Diagnostics the opportunity to obtain clearer guidance on matters of compliance and to resolve compliance issues directly with OIG. Importantly, the agreement gives Quest Diagnostics the opportunity to cure any asserted breaches and to otherwise initiate corrective actions, which Quest Diagnostics believes should help to avoid enforcement actions outside of the process provided in the agreement. See "--Compliance Program."


Private Settlements and Claims

   Since 1992 Quest Diagnostics has settled thirteen private actions relating to the governmental settlements described above for an aggregate of approximately $15 million. There are no private claims presently pending.

Corning Indemnity


   In connection with the Distributions, Corning will agree to indemnify Quest Diagnostics against all monetary penalties, fines or settlements for any governmental claims arising out of alleged violations of applicable federal fraud and health care statutes and relating to billing practices of Quest Diagnostics and its predecessors that have been settled or are pending on the Distribution Date. This includes the settlements described under "--Government Settlements" above and the claims described under "--Ongoing Government Investigations--The Nichols Investigation" and "--Other Government Investigations." Corning will also agree to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims (such as the Damon settlement) and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics, for services provided prior to the Distribution Date; provided, however, such indemnification will not exceed $25.0 million in the aggregate and that all amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis by taking into account any deductions and other tax benefits realized by Quest Diagnostics (or a consolidated group of which Quest Diagnostics is a member after the Distributions (the "Quest Diagnostics Group")) in respect of the underlying settlement, judgment payment, or other loss (or portion thereof) indemnified against by Corning generally at the time and to the extent such deductions or tax benefits are deemed to reduce the tax liability of Quest Diagnostics or the Quest Diagnostics Group.

   Corning will not indemnify Quest Diagnostics against (i) any governmental claims that arise after the Distribution Date pursuant to service of subpoena or other notice of such investigation after the Distribution Date, (ii) any nongovernmental claims unrelated to the indemnified governmental claims or investigations, (iii) any nongovernmental claims not settled prior to five years after the Distribution Date, (iv) any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion for participation in federal or state health care programs or (v) the fees and expenses of litigation. Quest Diagnostics will control the defense of any governmental claim or investigation unless Corning elects to assume such defense. However, in the case of all nongovernmental claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. All disputes under the Transaction Agreement are subject to binding arbitration. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Transaction Agreement."

Quest Diagnostics' Reserves


   Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs of approximately $6.6 million, was $215 million at September 30, 1996 and is estimated to be $85 million at the Distribution Date. The approximately $130 million reduction in the reserve is due to the subsequent payment of the Damon settlement ($119 million), the settlement of an investigation into billing of certain hematology indices (reserved at $7 million) and the settlement of a private claim (reserved at $6 million). These settlements have been or will be funded by contributions to Quest Diagnostics' capital by Corning. The $85 million reserve represents amounts for future government and private settlements of matters which are either presently pending or anticipated as a consequence of the government and private settlements and self-reported matters described above. Based on information available to management and Quest Diagnostics' experience with past settlements, especially the Damon settlement and the fact that the aggregate amount of such settlement was significantly in excess of established reserves, management has reassessed its reserve levels and believes that its current level of reserves is adequate. However, it is possible that the additional information may become available (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) which may cause the final resolution of these matters to be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the period in which such claims are settled. While none of the governmental or nongovernmental investigations or claims is covered by insurance, Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition.



Compliance Program

   Because of evolving interpretations of regulations and the national debate over health care, compliance with all Medicare, Medicaid and other government-established rules and regulations has become a significant concern throughout the clinical laboratory industry. Quest Diagnostics began the implementation of a compliance program early in 1993. The objective of the program is to develop aggressive and reliable compliance safeguards. Emphasis is placed on developing training programs for personnel intended to assure the strict implementation and observance of all applicable rules and regulations. Further, in-depth reviews of procedures, personnel and facilities are conducted to assure regulatory compliance throughout Quest Diagnostics. Quest Diagnostics' current compliance plan establishes a Compliance Committee of the Quest Diagnostics Board and requires periodic reporting of compliance operations by management to the Compliance Committee. Such sharpened focus on regulatory standards and procedures will continue to be a priority for Quest Diagnostics in the future.

   Quest Diagnostics has established a comprehensive program designed to ensure that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. This program was publicly cited with approval by government officials at the time the Damon settlement was announced and characterized as a "model" for the industry. In addition, the government advised Quest Diagnostics representatives that Quest Diagnostics' compliance program, coupled with corrective action taken by Quest Diagnostics after its acquisition of Damon, greatly reduced the amounts of fines and penalties, and was influential in causing the OIG not to seek exclusion of Quest Diagnostics from future participation in governmental health care programs. Pursuant to the Damon settlement, Quest Diagnostics signed a five year Corporate Integrity

Agreement with the OIG pursuant to which Quest Diagnostics will, among other things, maintain its corporate compliance program, make certain changes to its test order forms, provide certain additional notices to ordering physicians, provide to the OIG data on certain test ordering patterns, adopt certain pricing guidelines, audit laboratory operations, deliver annual reports on compliance activities, and investigate and report instances of noncompliance, including any corrective actions and disciplinary steps. Importantly, the agreement gives Quest Diagnostics the opportunity to cure any asserted breaches and to otherwise initiate corrective actions, which Quest Diagnostics believes should help to avoid enforcement actions outside of the process provided in the agreement. The agreement gives Quest Diagnostics the opportunity to obtain clearer guidance on matters of compliance and to resolve compliance issues directly with the OIG. Quest Diagnostics has been advised that its principal competitors will be obliged to execute similar agreements at the conclusion of investigations pending against them and that the OIG will likely publish to the clinical laboratory testing industry a guideline on the essential elements of a satisfactory compliance program. This latter step may help create a fairer competitive environment for Quest Diagnostics. None of the undertakings included in the agreement is expected to have any material adverse affect on Quest Diagnostics' business, financial condition, results of operations and prospects. The clinical laboratory testing industry is, however, subject to extensive regulation. Quest Diagnostics believes that it is in all material respects in compliance with all applicable statutes and regulations. However, there can be no assurance that any statutes or regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect Quest Diagnostics. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Insurance

   Quest Diagnostics maintains liability insurance (subject to maximum limits and self-insured retentions) for claims, which may be substantial, that could result from providing or failing to provide clinical laboratory testing services, including inaccurate testing results. While there can be no assurance that coverage will be adequate to cover all future exposure, management believes that the present levels of coverage are adequate to cover currently estimated exposures. Although Quest Diagnostics believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that Quest Diagnostics will be able to obtain such coverage or will be able to do so at an acceptable cost or that Quest Diagnostics will not incur significant liabilities in excess of policy limits.

Employees

   At September 30, 1996, Quest Diagnostics employed approximately 18,700 people. These include approximately 16,500 full-time employees and approximately 2,200 part-time employees. Quest Diagnostics has no collective bargaining agreements with any unions and believes that its overall relations with its employees are good.

Seasonality

   During the summer months, year-end holiday periods and other major holidays, volume of testing declines, reducing net revenues and resulting cash flows below annual averages during the third and fourth quarters each year. Winter months are also subject to declines in testing volume due to inclement weather. As a result, comparisons of the results of successive quarters may not accurately reflect trends or results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quest Diagnostics--Overview."

Properties

   Quest Diagnostics's principal laboratories (listed alphabetically by state) are located in the following metropolitan areas:

 Location                                            Type of Laboratory       Leased or Owned
 -----------------------------------------------   ---------------------     -------------------
Phoenix, Arizona                                           Regional                Leased
San Diego, California                                      Regional                Leased
San Juan Capistrano, California                            Esoteric                Owned
Denver, Colorado                                           Regional                Leased
New Haven, Connecticut                                     Regional                Owned
Miami, Florida                                              Branch                 Leased
Tampa, Florida                                             Regional                Leased
Atlanta, Georgia                                           Regional                Leased

                                      79

Location                                             Type of Laboratory       Leased or Owned
Chicago, Illinois                                          Regional                Leased
Indianapolis, Indiana                                       Branch                 Leased
Baltimore, Maryland                                        Regional                Owned
Boston, Massachusetts                                                         Owned subject to
                                                           Regional               put/call
                                                                               with option to
                                                                                   lease
Detroit, Michigan                                          Regional                Leased
Grand Rapids, Michigan                                      Branch                 Leased
Kansas City, Missouri                                       Branch                 Leased
St. Louis, Missouri                                        Regional                Leased
Billings, Montana                                           Branch                 Leased
Lincoln, Nebraska                                          Regional          Managed (hospital)
Teterboro, New Jersey/New York, New York                   Regional                Owned
Albuquerque, New Mexico                                     Branch                 Leased
Buffalo, New York                                           Branch                 Owned
Long Island, New York                                       Branch                 Leased
Cleveland, Ohio                                             Branch                 Owned
Columbus, Ohio                                              Branch                 Leased
Portland, Oregon                                           Regional                Leased
Erie, Pennsylvania                                                            Leased by joint
                                                            Branch                venture
Philadelphia, Pennsylvania                                 Regional                Leased
Pittsburgh, Pennsylvania                                   Regional                Leased
Nashville, Tennessee                                        Branch                 Owned
Dallas, Texas                                              Regional                Leased
El Paso, Texas                                              Branch                 Leased
Salt Lake City, Utah                                        Branch                 Leased

   Quest Diagnostics executive offices are located in Teterboro, New Jersey in the building that serves as Quest Diagnostics' regional laboratory in the New York City metropolitan area. Quest Diagnostics owns its branch laboratory facility in Mexico City. Quest Diagnostics believes that, in general, its laboratory facilities are suitable and adequate for its current and anticipated future levels of operation. Quest Diagnostics believes that if it were unable to renew the lease on any of its testing facilities, it could find alternative space at competitive market rates and relocate its operations to such new locations.

Legal Proceedings

   In addition to the investigations described in "--Government Investigations and Related Claims," Quest Diagnostics is involved in various legal proceedings arising in the ordinary course of business. Some of the proceedings against Quest Diagnostics involve claims that are substantial in amount. Although it is not feasible to predict the outcome of such proceedings or any claims made against Quest Diagnostics, it does not anticipate that the ultimate liability of such proceedings or claims will have a material adverse effect on Quest Diagnostics' financial position or results of operations as they primarily relate to professional liability for which Quest Diagnostics believes it has adequate insurance coverage. Quest Diagnostics maintains professional liability insurance for its professional liability claims. See "--Insurance."

IMPORTANT FACTORS REGARDING FORWARD LOOKING STATEMENTS

   Quest Diagnostics wishes to caution stockholders that the following factors are hereby identified as important factors that could cause Quest Diagnostics' actual financial results to differ materially from those projected, forecast, estimated, or budgeted by Quest Diagnostics in forward-looking statements.

   (a) Heightened competition, including the intensification of price competition. See "Risk Factors--Risks Relating to Quest
       Diagnostics--Intense Competition."

   (b) Impact of changes in payor mix, including the shift from traditional, fee-for-service medicine to managed- cost health care. See "Risk Factors--Risks Relating to Quest Diagnostics--Role of Managed Care."

   (c) Adverse actions by governmental or other third-party payors, including unilateral reduction of fee schedules payable to Quest Diagnostics.


   (d) The impact upon Quest Diagnostics' collection rates or general or administrative expenses resulting from compliance with Medicare administrative policies, including specifically the recent requirements of Medicare carriers to provide diagnosis codes for commonly ordered tests and the policy of HCFA to limit Medicare reimbursement for tests contained in automated chemistry panels to the amount that would have been paid if only the covered tests, determined on the basis of demonstrable "medical necessity," had been ordered. See "Risk Factors--Risks Relating to Quest Diagnostics--Reliance on Medicare/Medicaid Reimbursements" and "Risk Factors--Risks Relating to Quest Diagnostics--Government Regulation."


   (e) Adverse results from pending governmental investigations, including in particular significant monetary damages and/or exclusion from the Medicare and Medicaid programs and/or other significant litigation matters. Also, the absence of indemnification from Corning for private claims unrelated to the indemnified governmental claims or investigations and for private claims that are not settled within five years of the Distribution Date. See "Risk Factors--Risks Relating to Quest Diagnostics--Government Investigations and Related Claims."

   (f) Failure to obtain new customers, retain existing customers or reduction in tests ordered or specimens submitted by existing customers.

   (g) Inability to obtain professional liability insurance coverage or a material increase in premiums for such coverage.

   (h) Denial of CLIA certification or other licensure of any of Quest Diagnostics's clinical laboratories under CLIA, by HCFA for Medicare and Medicaid programs or other federal, state and local agencies. See "Risk Factors--Risks Relating to Quest Diagnostics--Government Regulation."

   (i) Adverse publicity and news coverage about Quest Diagnostics or the clinical laboratory industry.

   (j) Computer or other system failures that affect the ability of Quest Diagnostics to perform tests, report test results or properly bill customers. See "Risk Factors--Risks Relating to Quest
       Diagnostics--Billing."

   (k) Development of technologies that substantially alter the practice of laboratory medicine.

                       MANAGEMENT OF QUEST DIAGNOSTICS

Management


   Directors. Certain information with respect to the persons who will serve as directors of Quest Diagnostics following the Distributions is set forth below. Prior to the closing of the Quest Diagnostics Notes Offering and the Quest Diagnostics Spin-Off Distribution, one of the current directors will resign and the prospective directors listed below will be elected. As provided in the Quest Diagnostics Certificate, the Quest Diagnostics Board will be divided into three classes effective upon the Distributions and one class of the Quest Diagnostics Board will be elected for a three-year term at each annual meeting of stockholders. Included in the information set forth below are the names of the directors of each class. The term for which each director will initially be elected has not yet been determined. Quest Diagnostics is contemplating the selection of additional independent directors, which selection may occur prior to the Distributions. Quest Diagnostics does not intend to hold an annual meeting of stockholders until the Spring of 1998.



 Name                 Age
 -----------------    ----
Kenneth W.
  Freeman             46
Van C. Campbell       58
David A. Duke         61
Gail R. Wilensky      53

   Kenneth W. Freeman was elected President and Chief Executive Officer of Quest Diagnostics in May 1995 and has been a director of Quest Diagnostics since July 1995. Prior to 1995, he served in a variety of key financial and managerial positions at Corning, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, and general manager of the Science Products Division in 1989. He was appointed president and chief operating officer of Corning Asahi Video Products Company in 1990. In 1993, he was elected executive vice president.

   Van C. Campbell is the Vice Chairman of Corning, which he joined in 1964. He was elected assistant treasurer in 1971, treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer Products Division in 1981. Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning Life Sciences, Inc. He is a director of Armstrong World Industries, Inc. and General Signal Corporation. Mr. Campbell has been a director of Quest Diagnostics since January 1991.


   David A. Duke is a Retired Vice Chairman of Corning. Dr. Duke joined Corning in 1962 and served in a succession of research and management positions. He was elected vice president--Telecommunications Products in 1980, elected a senior vice president in 1984 and named director of Research and Development in 1985. He became responsible for Engineering in March 1987 and was elected as a director and Vice Chairman of Corning in 1988. He resigned as a director of Corning in April 1996 and retired in June 1996. Dr. Duke is a director of Armco, Inc. Dr. Duke was a director of Quest Diagnostics from October 1994 to July 1996 and was re-elected a director of Quest Diagnostics in October 1996.



   Gail R. Wilensky is the John M. Olin Senior Fellow at Project HOPE, an international non-profit health foundation, which she joined in 1993. She is currently the chair of the Physician Payment Review Commission which advises Congress on physician payment and other Medicare issues. In 1992 and 1993, Dr. Wilensky served as a deputy assistant to the President for policy development relating to health and welfare issues. From 1990 to 1992, she was the administrator of the Health Care Financing Administration where she directed the Medicare and Medicaid programs. Dr. Wilensky is a director of Advance Tissue Sciences Inc., Capstone Pharmacy Inc., Coram Healthcare Corp., Neopath Inc., St. Jude Medical Corp., SMS Corporation, Syncor Corporation and United Healthcare Corporation.



   Directors' Compensation. Each director of Quest Diagnostics, other than a director who is an employee of Quest Diagnostics, will receive $18,000 annually for service as a director and will also be paid $1,000 for each meeting of the Quest Diagnostics Board and $500 for each meeting of any committee thereof which he or she attends. In addition, directors serving as committee chairs would receive an additional annual retainer of $1500.


   Quest Diagnostics has adopted, effective the Distribution Date, a deferred compensation plan for directors pursuant to which each director may elect to defer until a date specified by him receipt of all or a portion of his compensation. Such plan provides that amounts deferred may be allocated to
(i) a cash account upon which amounts deferred may earn interest, compounded quarterly, at the base rate of Citibank, N.A. in effect on certain specified dates, (ii) a market value account, the value of which will be based upon the market value of Quest Diagnostics Common Stock from time to time, or (iii) a combination of such accounts. All non-employee directors will be eligible to participate in the plan.


   Quest Diagnostics has adopted, effective the Distribution Date, a restricted stock plan for non-employee directors, pursuant to which Quest Diagnostics will issue to each non-employee director elected 750 shares of Quest Diagnostics Common Stock for each year specified in the term of service for which such director was elected, subject to forfeiture and restrictions on transfer, and 5,000 shares upon such director's election, subject to forfeiture and restrictions on transfer.

   Committees of the Board of Directors. Prior to the Distributions, the Quest Diagnostics Board is expected to establish and designate specific functions and areas of oversight to an Audit and Finance Committee, a Compensation Committee ("Quest Diagnostics Compensation Committee") and a Compliance Committee. The Audit and Finance Committee will examine and consider matters relating to the financial affairs of Quest Diagnostics, including reviewing Quest Diagnostics' annual financial statements, the scope of the independent and internal audits and the independent auditor's letter to management concerning the effectiveness of Quest Diagnostics's internal financial and accounting controls. The Quest Diagnostics Compensation Committee will make recommendations to the Quest Diagnostics Board with respect to programs for human resource development and management organization and succession, determine senior executive compensation, make recommendations to the Quest Diagnostics Board with respect to compensation matters and policies and employee benefit and incentive plans, administer such plans, and administer Quest Diagnostics' stock option and equity based plans and grant stock options and other rights under such plans. The Compliance Committee will oversee Quest Diagnostics' compliance program, which is administered by management's compliance council. The council will prepare for review and action by the Compliance Committee reports on such matters as audits and investigations. See "Business of Quest Diagnostics--Compliance Program."

   Executive Officers of Quest Diagnostics. In addition to Mr. Freeman, the following persons will serve as executive officers of Quest Diagnostics after the Distributions:

   Robert A. Carothers (60) will become Vice President and Chief Financial Officer at the Distribution Date. Mr. Carothers joined Corning in 1959 and has served in a number of key financial positions in the United States and Japan. He was elected Assistant Controller in 1991. In January 1996 he was appointed Assistant to the President of Quest Diagnostics.


   James D. Chambers (40) is Vice President-Billing. Mr. Chambers joined Corning in 1986 and has served in a variety of managerial and financial positions for Corning and its subsidiaries, becoming Assistant Treasurer in 1991. Mr. Chambers joined Quest Diagnostics in 1992 as Treasurer and served as Chief Financial Officer from 1994 through 1995. In 1995 Mr. Chambers assumed his current responsibilities overseeing Quest Diagnostics' billing process. At the Distribution Date, Mr. Chambers will also assume responsibility for investor relations.



   Gregory C. Critchfield, M.D. (45) is Senior Vice President, and Chief Medical and Science Officer. Dr. Critchfield joined Quest Diagnostics in 1995 as Chief Laboratory Officer and assumed his current responsibilities in May 1996. Dr. Critchfield has served as a consultant to the National Institutes of Health in the capacity of a reviewer for more than ten years and was selected as Study Section Chair of several Multidisciplinary Review Teams during the last two years. Prior to joining Quest Diagnostics, Dr. Critchfield was a clinical pathologist with Intermountain Health Care ("IHC") for eight years and served in various director positions with IHC Laboratory Services, including Director of Clinical Pathology. Dr. Critchfield also served as Chairman of the Department of Pathology at Utah Valley Regional Medical Center from 1994 through 1995.


   Kurt R. Fischer (41) is Vice President-Human Resources. Mr. Fischer joined Corning in 1976 and has served in a variety of Human Resources positions. He was appointed Human Resource Manager for the Research, Development and Engineering Group in 1986 and Director-Quality and Performance Management for the Specialty Materials Group in 1991. Mr. Fischer assumed his present responsibilities with Quest Diagnostics in December 1995.

   Delbert A. Fisher, M.D. (68) is Vice President of Corning Nichols Institute and currently serves as President of its Academic Associates, a select group of eminent physicians and scientists who advise the company on new medical and scientific developments. Dr. Fisher joined Nichols Institute in 1991 as President of its esoteric laboratory facility and assumed his present responsibilities in 1993. Prior to joining Nichols, he was a professor of pediatrics and the Associate Chairman of the Department of Pediatrics of the UCLA School of Medicine for 23 years.



   Raymond Gambino, M.D. (70) is Chief Medical Officer Emeritus. Dr. Gambino joined Quest Diagnostics in 1983 as President of the Eastern Region. From 1984 to 1994, Dr. Gambino served as Chief Medical Officer and Executive Vice President, at which time his appointment was changed to emeritus. He continues to serve Quest Diagnostics as a senior medical advisor.


   Don M. Hardison, Jr. (45) is Senior Vice President-Sales and Marketing, with overall responsibility for all commercial activities. Mr. Hardison joined Quest Diagnostics in January 1996. Prior to joining Quest Diagnostics, Mr. Hardison had 18 years experience in health care with subsidiaries of SmithKline Beecham and its predecessor entities, including seven years with the clinical laboratory division of SmithKline, where he held a succession of positions including Director of Marketing; Vice President of Sales-Northern; Vice President-General Manager of the Atlanta Operation; and Vice President of Sales and Marketing.

   Paul A. Krieger, M.D. (50) is Vice President-Anatomic Pathology. Dr. Krieger joined Quest Diagnostics in 1975 and served as Vice President, Director of Anatomic Pathology at Quest Diagnostics' regional laboratory in Teterboro, New Jersey until 1995, when he was appointed to his present position. Concurrent with his employment with Quest Diagnostics, Dr. Krieger has served as an Adjunct Assistant Professor at the College of Physicians and Surgeons of Columbia University.

   Raymond C. Marier (51) is Vice President, Secretary and General Counsel. Mr. Marier joined Corning's Legal Department in 1973 as an Assistant Counsel, where he worked with a number of Corning's operating units, including its Medical and Science Products Divisions. He has held his present position since 1992.

   C. Kim McCarthy (41) is Vice President-Compliance and Government Affairs. Ms. McCarthy joined Corning in 1987 as Director of Federal Government Affairs and Legislative Counsel. She became Vice President of Public Affairs of Quest Diagnostics in 1992 and Senior Vice President of Corporate Affairs in 1994. Ms. McCarthy assumed her present responsibilities in June 1996.

   Alister W. Reynolds (39) is Vice President-Information Technology. Mr. Reynolds joined Quest Diagnostics in 1982 and has served in a variety of staff, executive and general management positions. Mr. Reynolds assumed his current responsibilities in 1995.


   Douglas M. VanOort (40) will become Senior Vice President-Operations at the Distribution Date. Mr. VanOort joined Corning in 1982 and has served in various finance, analysis and control positions. He became Vice President and Chief Financial Officer of Corning's Life Sciences division in 1990, Senior Vice President-Finance and New Business Development of Corning's Life Sciences division in 1993 and Executive Vice President and Chief Financial Officer of Quest Diagnostics in 1995.



Executive Compensation

   Historical Compensation. The following table sets forth information with respect to annual and long-term compensation expected to be paid by Quest Diagnostics and its subsidiaries to each of the chief executive officer and the four other most highly compensated executive officers (the "named executive officers") of Quest Diagnostics for services to be rendered in all capacities in fiscal year 1996 and such compensation paid or accrued during the years ended December 31, 1995 and December 31, 1994 for services rendered by each of the named executive officers. All references in the following tables to stock and stock options relate to awards of, and options to purchase, Corning Common Stock.

                          SUMMARY COMPENSATION TABLE

                                                                                   Long-Term Compensation
                                                                             ----------------------------------
                                              Annual Compensation                    Awards            Payouts
                                      -----------------------------------    ----------------------    --------
                                                                            Restricted
                                                             Other Annual      Stock     Securities   Incentive       All Other
        Name and                       Salary     Bonus      Compensation      Awards    Underlying      Plan       Compensation
   Principal Position        Year       (1)        (2)           (3)            (4)        Options     Payouts           (5)
------------------------   -------    -------    -------     -------------    ---------    ---------   --------
   ---------------
Kenneth W. Freeman,          1996      385,000    211,750       10,440             --           --          --          16,690
  President and Chief        1995      316,667    249,918        7,200         326,926      87,000          --          14,057
  Executive Officer          1994      240,000    244,634        6,900         406,766      20,000      162,679         13,376
Robert A. Carothers,         1996      250,000    136,714        1,800             --           --          --           8,254
  Vice President and         1995      173,000     68,337           --             --       16,500          --           8,561
  Chief Financial Officer    1994      165,250     84,180           --             --        6,092          --           7,557
Gregory C. Critchfield,      1996      310,000    182,900       40,909             --        2,000          --          65,690
  Senior Vice President      1995 (6)   70,000    122,920           --             --        3,000          --           2,370
  and Chief Medical and
  Science Officer
Don M. Hardison, Jr.,        1996      260,000    159,467        2,880             --       24,000          --          17,123
  Senior Vice President-
  Sales and Manufacturing
Douglas M. VanOort,          1996      325,000    178,750        2,880             --           --          --           4,750
  Senior Vice President-     1995      251,912     56,754        7,200          98,626      60,000          --           4,620
  Operations                 1994      228,333    165,969        6,900         109,652      20,000          --           4,178

-------------

(1) Reflects for 1996 current salaries on an annualized basis, including amounts deferred.
(2) Reflects for 1996 projected performance-based annual cash compensation awards at target levels.
(3) Includes dividends on shares of restricted stock granted but not earned within one year from date of grant and tax gross-up payments.
(4) Messrs. Freeman, Carothers, Hardison and VanOort held an aggregate of 97,930, 2,500, 4,000 and 43,627 shares of restricted stock of Corning, respectively, having an aggregate value on September 30, 1996 of $3,819,270, $97,500, $156,000 and $1,701,453, respectively. Certain of such shares, net of forfeitures, were subject to performance-based conditions on vesting and are subject to forfeiture upon termination and restrictions on transfer prior to stated dates. Certain other shares ("Career Shares") are subject to restrictions on transfer until the executive officer retires at or after age 60 and are subject to forfeiture prior to age 60 in whole if such officer voluntarily terminates employment with Quest Diagnostics and in part if such officer's employment is terminated by Quest Diagnostics. On or prior to the Distribution Date (a) all forfeiture conditions and transfer restrictions will be removed from performance-based shares, (b) all restrictions on transfer will be removed from shares which are no longer subject to forfeiture and (c) Career Shares which are subject to forfeiture conditions and transfer restrictions, except for 50% of such shares held by Mr. Freeman, will be forfeited, and in lieu thereof restricted shares and/or options to purchase shares of Quest Diagnostics Common Stock will thereafter be granted pursuant to the terms of the Quest Diagnostics Employee Equity Participation Plan (as defined below). Dividends are paid to such individuals on all shares of restricted Corning Common Stock held by them.
(5) Includes the following amounts to be contributed by Quest Diagnostics to the Quest Diagnostics Profit Sharing Plan (as defined below) for 1996:
    $3,850 for Mr. Freeman, $4,283 for Mr. Hardison and $4,750 for Mr. VanOort. Also includes $12,840 automobile allowance received by each of Messrs. Freeman and Hardison and $9,480 for Dr. Critchfield. Also includes 50% of a $100,000 interest-free loan made by Quest Diagnostics to Dr. Critchfield together with imputed interest thereon, which loan is to be forgiven over a two-year period provided Dr. Critchfield continues to be employed by Quest Diagnostics and was made to assist Dr. Critchfield in relocating to the New Jersey area.
(6) Dr. Critchfield commenced employment with Quest Diagnostics in October
    1995.

  Option Grants. The following table sets forth certain information regarding options granted in 1995 (except for Mr. Hardison whose options were granted on February 7, 1996) to the named executive officers pursuant to Corning stock option plans. No other options were granted to the named executive officers in 1996. Employees of Quest Diagnostics who hold at the Distribution Date Corning stock options other than those granted on December 6, 1995 and February 7, 1996 will continue to hold Corning stock options following the Quest Diagnostics Spin-Off Distribution. It is anticipated that appropriate adjustments to the number of shares subject to options and to the exercise prices will be made to reflect the Quest Diagnostics Spin-Off Distribution. A portion of the options granted on December 6, 1995 and February 7, 1996 will be converted into options to purchase shares of Quest Diagnostics Common Stock ("New Options") under the Quest Diagnostics Stock Option Plan (as defined below). The remainder of the options granted on December 6, 1995 and February 7, 1996 will be cancelled. It is anticipated that such cancelled options will be replaced by options to be granted under the Quest Diagnostics Stock Option Plan.

  The exercise prices and the number of shares of Quest Diagnostics Common Stock subject to New Options will be determined as of the time of the Distributions so as to preserve the investment basis and intrinsic gain associated with the Corning options surrendered as of the date of the Quest Diagnostics Spin-Off Distribution. Generally, the expiration dates and the dates on which New Options are exercisable will be identical to those under the corresponding Corning options at the time of the Distributions. Certain New Options will provide that upon exercise of such option through the surrender of previously owned shares of Quest Diagnostics Common Stock, the participant will be entitled to receive options covering the same number of shares so surrendered, with an exercise price equal to the fair market value of the shares at the time of the exercise of the New Option.

                  OPTION/SAR GRANTS IN FISCAL YEAR 1995 (1)

                                                                                         Potential Realizable Value at
                                                                                         Assumed Annual Rates of Stock
                                                                                            Price Appreciation for
                                                 Individual Grants                              Option Term (3)
                                 -------------------------------------------------    -----------------------------------
                                 Number of     % of Total
                                Securities       Options
                                Underlying       Granted
                                  Options     to Employees                             Gain
                                  Granted       in Fiscal    Exercise   Expiration      at       Gain at        Gain at
             Name                   (2)           Year         Price       Date       0% (4)       5%             10%
-----------------------------     ---------    ------------   -------     ---------  ------     ----------   ------------
Kenneth W. Freeman                  87,000          2.6%       31.25     12/5/2005      0       1,709,807       4,332,987
Robert A. Carothers                  1,500          0.0%       31.75      6/7/2005      0          29,951          75,902
                                    15,000          0.4%       31.25     12/5/2005      0         294,794         747,067
Gregory C. Critchfield               3,000          0.1%       27.50     10/3/2005      0          51,884         131,484
Don M. Hardison, Jr.                24,000          0.7%       33.69      2/6/2006      0         508,499       1,288,636
Douglas M. VanOort                  60,000          1.8%       31.25     12/5/2005      0       1,179,177       2,988,267

All Optionees as a Group (4)     3,389,100        100.0%       31.34          2005      0      66,797,662     169,278,390

-------------

(1) No SARs were granted.

(2) The stock option agreements with Messrs. Freeman, Carothers (with respect to the 15,000 share grant), Hardison and VanOort provide that one-half of the options will become exercisable on February 1, 1999 and all options will become exercisable on February 1, 2000. The stock option agreement with Dr. Critchfield provides that one-half of the options will become exercisable on October 4, 1996 and all of the options will become exercisable on October 4, 1997. The stock option agreement with Mr. Carothers with respect to the 1,500 share grant provides that one-half of the options became exercisable on June 6, 1996 and all of the options will become exercisable on June 6, 1997. All such agreements also provide that an additional option may be granted when the optionee uses shares of Corning Common Stock to pay the purchase price of an option. The additional option will be exercisable for the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of the Corning Common Stock, will become exercisable only after the lapse of twelve months and will expire on the expiration date of the original option.

(3) The dollar amounts set forth under these columns are the result of calculations at 0% and at the 5% and 10% rates established by the Commission and therefore are not intended to forecast future appreciation of Corning Common Stock.

(4) No gain to the optionees is possible without an appreciation in stock price, an event which will also benefit all stockholders. If the stock price does not appreciate, the optionees will realize no benefit.

   Option Exercises and Fiscal Year-End Values. The following table sets forth the number of shares of Corning Common Stock covered by both exercisable and unexercisable stock options as of December 31, 1995, for the named executive officers. The named executive officers exercised no options in 1996.

                  AGGREGATED OPTION/SAR EXERCISES IN FISCAL
           YEAR 1995 AND 1995 FISCAL YEAR-END OPTION/SAR VALUES (1)

                                                           Number of Securities
                                                          Underlying Unexercised            Value of Unexercised
                                                                Options at                  In-the-Money Options
                                                             Fiscal Year End                 At Fiscal Year End
                                                       ----------------------------     ------------------------------
                              Shares
                             Acquired       Value
          Name             on Exercise     Realized    Exercisable    Unexercisable    Exercisable     Unexercisable
-----------------------    ------------   --------     -----------    -------------     -----------    ---------------
Kenneth W. Freeman               0             0         103,500         127,000         827,784          107,500
Robert A. Carothers              0             0          12,483          15,749               0                0
Gregory C. Critchfield           0             0               0           5,000               0           10,688
Don M. Hardison, Jr.            --            --              --              --              --               --
Douglas M. VanOort               0             0          11,500          88,000          19,729           55,750

-------------

(1) There are no SARs outstanding.

   Corporate Performance Plan Activity. Awards of performance-based shares of Corning Common Stock have been granted to Quest Diagnostics's executive officers pursuant to a series of performance-based plans (the "Corporate Performance Plan"). The Corporate Performance Plan provides the mechanisms to reward improvement in corporate performance as measured by net income, earnings per share and/or return on equity. Each year minimum, target and maximum goals are set and shares awarded (at target levels) which are subject to forfeiture in whole or in part if performance goals are not met. The percentage of awards that may be earned ranges from 0% to 150% of target. Shares earned remain subject to forfeiture and restrictions on transfer for two years following the end of the performance period.

   The following table sets forth the number of performance-based shares awarded under the Corporate Performance Plan. The dollar value of shares earned for 1995 is reflected in the "Restricted Stock Awards" column of the Summary Compensation Table.

   In late 1996, the Compensation Committee of the board of directors of Corning (the "Corning Board") will assess performance against goals, determine the number of shares earned of those granted on December 6, 1995 and February 7, 1996 and remove all possibility of forfeiture and restrictions on transfer from such shares.

                  CORPORATE PERFORMANCE PLAN ACTIVITY TABLE

                                            Number                                Number
                                              of                      Number        of        Vesting Date
                                  Grant     Shares    Performance    of Shares    Shares           of
          Name            Year     Date    Granted       Period      Forfeited    Earned      Earned Shares
-----------------------   ----    -----   --------     ----------    ---------   --------    --------------
Kenneth W. Freeman        1996    12/95     14,500        1996                                    2/99
                          1995    12/94     10,000        1995                    10,740          2/98
                          1994    12/93     10,000        1994                    14,690          2/97
Robert A. Carothers       1996    12/95      2,500        1996                                    2/99
                          1995                   0
                          1994                   0
Gregory C. Critchfield    1996                   0
                          1995                   0
Don M. Hardison, Jr.      1996     2/96      4,000        1996                                    2/99
Douglas M. VanOort        1996    12/95     10,000        1996                                    2/99
                          1995    12/94     10,000        1995         6,760       3,240          2/98
                          1994    12/93      4,000        1994            40       3,960          2/97

   Variable Compensation. Quest Diagnostics has adopted, effective upon the Distributions, a variable compensation plan (the "Plan"), an annual incentive cash compensation plan for approximately 950 supervisory, management and executive employees similar to an annual performance plan currently maintained by Quest Diagnostics. The terms of the Plan are as follows.

   The performance-based annual cash incentive awards payable under the Plan will be grounded in financial goals such as net income, cash flow, operating margin, return on equity, or earnings per share, or a combination thereof, and quantifiable non-financial goals. Each participant will be assigned a target award, as a percentage of base salary in effect at the end of the performance year for which the target is set, payable if the target is achieved. Actual results will be compared to the scale of targets with each gradation of desired result corresponding to a percentage, which will be multiplied by the employee's assigned target award. If the actual result is below target, awards will be less than target, down to a point below which no awards are earned. If the desired result is above target, awards will be greater than target, up to a stated maximum award. The maximum award assigned to the chief executive officer may not exceed 200% of base salary in effect on the date the Quest Diagnostics Compensation Committee sets the target for the performance year. The Quest Diagnostics Compensation Committee retains the right to reduce any award if it believes individual performance does not warrant the award calculated by reference to the result.

   Employee Equity Participation Program. Quest Diagnostics has adopted, effective upon the Distributions, the Employee Equity Participation Program (the "Program") consisting of two plans: (a) a stock option plan (the "Quest Diagnostics Stock Option Plan") and (b) an incentive stock plan (the "Quest Diagnostics Incentive Stock Plan"). The Program is designed to provide a flexible mechanism to permit key employees of Quest Diagnostics and of any subsidiary to obtain significant equity ownership in Quest Diagnostics, thereby increasing their proprietary interest in the growth and success of Quest Diagnostics.


   The Program, which will be administered by the Quest Diagnostics Compensation Committee, provides for the grant to eligible employees of either non-qualified or "incentive stock" options, or both, to purchase shares of Quest Diagnostics Common Stock at no less than fair market value on the date of grant. The Quest Diagnostics Compensation Committee may also provide that options may not be exercised in whole or in part for any period or periods of time; provided, however, that no option will be exercisable until at least twelve months from the date of grant. All options shall expire not more than ten years from the date of grant. Options will not be assignable or transferable except for limited circumstances on death. During the lifetime of the employee an option may be exercised only by him. The option price is payable upon exercise. The optionee may pay the option price in cash or with shares of Quest Diagnostics Common Stock owned by him. The optionee will have no rights as a stockholder with respect to the shares subject to option until shares are issued upon exercise of the option. The Quest Diagnostics Compensation Committee may grant options pursuant to which an optionee who uses shares of Quest Diagnostics Common Stock to pay the purchase price of an option will receive automatically on the date of exercise an additional option to purchase shares of Quest Diagnostics Common Stock. Such additional option will cover the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of Quest Diagnostics Common Stock, will become exercisable only after the lapse of twelve months and will expire no later than the expiration date of the original option.


   The Program also authorizes the Quest Diagnostics Compensation Committee to award to eligible employees shares, or the right to receive shares, of Quest Diagnostics Common Stock, the equivalent value in cash or a combination thereof (as determined by the Quest Diagnostics Compensation Committee). The Quest Diagnostics Compensation Committee shall determine the number of shares which are to be awarded to individual employees and the number of rights covering shares to be issued upon attainment of predetermined performance objectives for specified periods. The shares awarded directly to individual employees may be made subject to certain restrictions prohibiting sale or other disposition and may be made subject to forfeiture in certain events. Shares may be issued to recognize past performance either generally or upon attainment of specific objectives. Shares issuable for performance (based upon specific predetermined objectives) will be payable only to the extent that the Quest Diagnostics Compensation Committee determines that an eligible employee has met such objectives and will be valued as of the date of such determination. Upon issuance, such shares may (but need not) be made subject to the possibility of forfeiture or certain restrictions on transfer.

   Key executive, managerial and technical employees (including officers and employees who are directors) of Quest Diagnostics and of any subsidiary will be eligible to participate in the Program and the plans thereunder. The selection of employees eligible to participate in any plan under the Program is within the discretion of the Quest Diagnostics Compensation Committee. Approximately 150 employees would have been eligible to participate in the plans under the Program had the Program been in effect in 1996.

   Under the Program, the maximum number of shares of Quest Diagnostics Common Stock which may be optioned or granted to eligible employees will be 3,000,000. Shares from expired or terminated options under the Quest Diagnostics Stock Option Plan will be available again for option grant under the Program. Shares which are issued but not earned, or which are forfeited under the Quest Diagnostics Incentive Stock Plan, will be available again for issuance under the Program. The Program provides for appropriate adjustments in the aggregate number of shares subject to the Program and in the number of shares and the price per share, or either, of outstanding options in the case of changes in the capital stock of Quest Diagnostics resulting from any recapitalization, stock or unusual cash dividend, stock distribution, stock split or any other increase or decrease effected without receipt of consideration by Quest Diagnostics, or a merger or consolidation in which Quest Diagnostics is the surviving corporation.

   The Program has a term of five years and no shares may be optioned or awarded and no rights to receive shares may be granted after the expiration of the Program. The Quest Diagnostics Board is authorized to terminate or amend the Program, except that it may not increase the number of shares available thereunder, decrease the price at which options may be granted, change the class of employees eligible to participate, or extend the term of the Program or options granted thereunder without the approval of the holders of a majority of the outstanding shares of Quest Diagnostics Common Stock.

   Quest Diagnostics believes that the federal income tax consequences of the Program are as follows. An optionee who exercises a non-qualified option granted under the Quest Diagnostics Stock Option Plan will recognize compensation taxable as ordinary income (subject to withholding) in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Quest Diagnostics or the subsidiary employing the optionee will be entitled to a deduction from income in the same amount. The optionee's basis in such shares will be increased by the amount taxable as compensation, and his capital gain or loss when he disposes of the shares will be calculated using such increased basis.

   If all applicable requirements of the Code with respect to incentive stock options are met, no income to the optionee will be recognized and no deduction will be allowable to Quest Diagnostics at the time of the grant or exercise of an incentive stock option. The excess of the fair market value of the shares at the time of exercise of an incentive stock option over the amount paid is an item of tax preference which may be subject to the alternative minimum tax. In general, if an incentive stock option is exercised three months after termination of employment, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Quest Diagnostics or the subsidiary employing the optionee will be entitled to a deduction in the same amount. If the shares acquired subject to the option are sold within one year of the date of exercise or two years from the date of grant, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise or the sale price and Quest Diagnostics or the employing subsidiary will be entitled to a deduction from income in the same amount. Any excess of the sale price over the fair market value on the date of exercise will be taxed as a capital gain.

   Shares of Quest Diagnostics Common Stock which are not subject to restrictions and possibility of forfeiture and which are awarded to an employee under the Quest Diagnostics Incentive Stock Plan will be treated as ordinary income, subject to withholding, to an employee at the time of the transfer of the shares to him and the value of such awards will be deductible by Quest Diagnostics or by the subsidiary employing the employee at the same time in the same amount. Shares granted subject to restrictions and possibility of forfeiture will not be subject to tax nor will such grant result in a tax deduction for Quest Diagnostics at the time of award. However, when such shares become free of restrictions and possibility of forfeiture, the fair market value of such shares at that time (i) will be treated as ordinary income to the employee and (ii) will be deductible by Quest Diagnostics or by the subsidiary employing the employee.

   The tax treatment upon disposition of shares acquired under the Program will depend upon how long the shares have been held and on whether or not the shares were acquired by exercising an incentive stock option. There are no tax consequences to Quest Diagnostics upon a participant's disposition of shares acquired under the Program, except that Quest Diagnostics may take a deduction equal to the amount the participant must recognize as ordinary income in the case of the disposition of shares acquired under incentive stock options before the applicable holding period has been satisfied.


   Pension Plans. None of the executive officers of Quest Diagnostics is currently an active participant in a qualified defined benefit plan of Quest Diagnostics.


   Prior to June 1, 1995, December 1, 1996 and January 1, 1995, respectively, Messrs. Freeman, Carothers and VanOort were eligible to participate in, and accrue benefits under, Corning's Salaried Pension Plan (the "Corning

Salaried Pension Plan"), a defined benefit plan, contributions to which are determined by Corning's actuaries and are not made on an individual basis. Benefits paid under this plan are based upon career earnings (regular salary and cash awards paid under Corning's variable compensation plans) and years of credited service. The Corning Salaried Pension Plan provides that salaried employees of Corning who retire on or after December 31, 1993 will receive pension benefits equal to the greater of (a) benefits provided by a formula pursuant to which they shall receive for each year of credited service an amount equal to 1.5% of annual earnings up to the social security wage base and 2% of annual earnings in excess of such base or (b) benefits calculated pursuant to a formula which provides that retirees will receive for each year of credited service prior to January 1, 1994 an amount equal to 1% of the first $24,000 of average earnings for the highest five consecutive years of annual earnings in the ten years of credited service immediately prior to 1994 and 1.5% of such average earnings in excess of $24,000. Effective upon commencement of employment, salaried employees may contribute to the Corning Salaried Pension Plan 2% of their annual earnings up to the social security wage base. Such employees will receive for each year of credited service after December 31, 1990, in lieu of the amount described in (a) above, an amount equal to 2% of annual earnings. The benefit formula is reviewed and adjusted periodically for inflationary and other factors.

   Corning maintains a non-qualified Executive Supplemental Pension Plan (the "Executive Supplemental Plan") pursuant to which it will pay to certain executives amounts approximately equal to the difference between the benefits provided for under the Corning Salaried Pension Plan and benefits which would have been payable thereunder but for the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   It is anticipated that, prior to the Distribution Date, the Compensation Committee of the Corning Board will adopt a transferee supplemental pension plan (the "Transferee Supplemental Plan"), a nonqualified, unfunded defined benefit plan for the benefit of key employees and executive officers of Quest Diagnostics who are former employees of Corning, including Messrs. Freeman and VanOort, effective immediately after the Distribution Date. The Transferee Supplemental Plan will provide benefits approximately equal to the difference between the benefits provided for under the Corning Salaried Pension Plan and the Executive Supplemental Plan and benefits which would have been payable thereunder but for the termination of employment with Corning of such employees.

   Maximum annual benefits calculated under the straight life annuity option form of pension payable to participants at age 65, the normal retirement age specified in the Corning Salaried Pension Plan, are illustrated in the table set forth below. The table below does not reflect any limitations on benefits imposed by ERISA. It is estimated that Messrs. Freeman and VanOort, who have 25 and 15 years of credited service, respectively, would receive each year if they worked to age 65, the normal retirement age specified in the Corning Salaried Pension Plan, $256,170 and $165,332, respectively, under the Corning Salaried Pension Plan, the Executive Supplemental Plan and the Transferee Supplemental Plan.

                                         Years of Service
                   --------------------------------------------------------------
Remuneration        15         20         25         30        35          40
--------------    -------    -------   -------    -------    -------    ---------
   $ 100,000       20,500     27,300    34,100     41,000     47,800      55,300
     200,000       43,000     57,300    71,600     86,000    100,300     115,300
     300,000       65,500     87,300   109,100    131,000    152,800     175,300
     400,000       88,000    117,300   146,600    176,000    205,300     235,300
     500,000      110,500    147,300   184,100    221,000    257,800     295,300
     600,000      133,000    177,300   221,600    266,000    310,300     355,300
     700,000      155,500    207,300   259,100    311,000    362,800     415,300
     800,000      178,000    237,300   296,600    356,000    415,300     475,300
     900,000      200,500    267,300   334,100    401,000    467,800     535,300
   1,000,000      223,000    297,300   371,600    446,000    520,300     595,300
   1,100,000      245,500    327,300   409,100    491,000    572,800     655,300
   1,200,000      268,000    357,300   446,600    536,000    625,300     715,300

   Quest Diagnostics Profit Sharing Plan. Most of the employees of Quest Diagnostics and its subsidiaries have been eligible to participate in a tax-qualified, defined contribution plan known as the Quest Diagnostics Profit Sharing Plan (the "Quest Diagnostics Profit Sharing Plan"), which provides for investment of employee contributions, including tax-deferred contributions under Section 401(k) of the Code, and matching contributions made by their employers, in several investment funds, including Corning Common Stock, at the employees' discretion. Effective as of the Distribution Date, Quest Diagnostics Common Stock will be added as an investment fund and a portion of the employer matching contributions will automatically be invested in Quest Diagnostics Common Stock. Corning Common Stock will no longer be available as an investment fund except with respect to amounts already so invested under the Quest Diagnostics Profit Sharing Plan.

   Effective as of the Distribution Date, the Quest Diagnostics Profit Sharing Plan will be amended to permit participating employees' employers to make discretionary contributions, other than matching contributions, to the Quest Diagnostics Profit Sharing Plan for the benefit of such employees, which contributions may be invested in Quest Diagnostics Common Stock.

   Quest Diagnostics Employee Stock Ownership Plan. Quest Diagnostics has adopted, effective upon the Distributions, an employee stock ownership plan, as defined in Section 4975(e)(7) of the Code and related regulations and intended to qualify as a retirement plan under Section 401(a) of the Code, to be known as the Quest Diagnostics Employee Stock Ownership Plan (the "Quest Diagnostics ESOP").

   Most employees of Quest Diagnostics and its subsidiaries will become participants in the Quest Diagnostics ESOP after accruing six months of service. To the extent permitted under the Quest Diagnostics ESOP, Quest Diagnostics will contribute as of the Distribution Date an amount equal to a portion of each participating employee's annual compensation. Quest Diagnostics may in its discretion from time to time make additional contributions to the Quest Diagnostics ESOP for the benefit of participating employees. The assets of the Quest Diagnostics ESOP will be invested primarily in shares of Quest Diagnostics Common Stock.

   Amounts contributed to the Quest Diagnostics ESOP for the benefit of participating employees will be 100% vested at age 65, the normal retirement age specified in the Quest Diagnostics ESOP, or at death, disability or termination of employment following completion of two years of credited service. Contributions to the Quest Diagnostics ESOP will not currently be taxable income to the participating employees and will not generally be available to them until termination of employment.

   Employee Stock Purchase Plan. Quest Diagnostics has adopted, as of the Distribution Date, the Employee Stock Purchase Plan (the "Quest Diagnostics Stock Purchase Plan"), pursuant to which Quest Diagnostics may make available for sale to employees shares of its Common Stock at a price equal to 85% of the market value on the first or last day of each calendar quarter, whichever is lower.

   The Quest Diagnostics Stock Purchase Plan, which will be administered by the Quest Diagnostics Compensation Committee, is designed to give eligible employees (generally, employees of Quest Diagnostics and its subsidiaries) the opportunity to purchase shares of Quest Diagnostics Common Stock through payroll deductions up to 10% of compensation in a series of quarterly offerings commencing January 1, 1997, and ending no later than December 31, 2001.

   Any eligible employee may elect to participate in the Quest Diagnostics Stock Purchase Plan on a quarterly basis and may terminate his payroll deduction at any time or increase or reduce prospectively the amount of his deduction at the beginning of any calendar quarter. At the end of each calendar quarter, a participating employee will purchase shares of Quest Diagnostics Common Stock with the funds deducted. The number of shares purchased will be a number determined by dividing the amount withheld by the lower of 85% of the closing price of a share of Quest Diagnostics Common Stock as reported in The Wall Street Journal on the first or last business day of the particular calendar quarter. An employee will have no interest in any shares of Quest Diagnostics Common Stock until such shares are actually purchased by him.


   Under the Quest Diagnostics Stock Purchase Plan, the maximum number of shares of Quest Diagnostics Common Stock which may be purchased by eligible employees will be 2,000,000 shares, subject to adjustment in the case of changes in the capital stock of Quest Diagnostics resulting from any recapitalization, stock dividend, stock split or any other increase or decrease effected without receipt of consideration by Quest Diagnostics.



   The Quest Diagnostics Stock Purchase Plan has a term of five years and no shares of Quest Diagnostics Common Stock may be offered for sale or sold under the Quest Diagnostics Stock Purchase Plan after the fifth anniversary of the effective date. The Quest Diagnostics Board is authorized to terminate or amend the Quest Diagnostics Stock Purchase Plan, except that it may not increase the number of shares of Quest Diagnostics Common Stock available thereunder, decrease the price at which such shares may be offered for sale or change the designation of subsidiaries eligible to participate in the plan without the approval of the holders of a majority of the shares of the capital stock of Quest Diagnostics cast at a meeting at which such matter is considered.

    Employment Agreements; Severance Arrangements. It is anticipated that Mr. Freeman will enter into an employment agreement with Quest Diagnostics. The agreement will expire on or before December 31, 1999. The agreement will include provisions for an annual salary of no less than $500,000, with increases subject to the discretion of the Quest Diagnostics Board; annual target participation in the Variable Compensation Plan of Quest Diagnostics in amounts no less than 65% of annual salary in effect at the time performance goals are established; and severance payments following a termination by Mr. Freeman for "Good Reason" or by Quest Diagnostics, without cause in accordance with the severance policy described below, except that Mr. Freeman will receive three times his base annual salary and three times his annual award of variable compensation. "Good Reason" is defined as assignment of Mr. Freeman without his consent to mutually inconsistent duties or responsibilities, a failure to re-elect Mr. Freeman to the position of President and Chief Executive Officer, a greater than 75 mile office relocation without his consent and a Change of Control (as detailed in the next paragraph). The agreement will also include provision for reimbursement of up to $10,000 per month until the earlier of Mr. Freeman's obtaining suitable housing in the New York metropolitan area or June 30, 1998; eligibility for a $400,000 interest-free relocation loan to be forgiven over a five-year period; and, in the event the agreement is not renewed upon its expiration, a payment equal to two times the highest annual cash compensation paid to Mr. Freeman during the term of the agreement and health benefits for eighteen months following expiration of the agreement. Mr. Freeman will also be entitled under the agreement to a retirement pension benefit equivalent to benefits under the Corning Salaried Pension Plan and the Executive Supplemental Plan based on not less than 34 years of credited service in the event of termination for reasons other than cause. Mr. Freeman's pension benefits will be initially secured by a $5.4 million letter of credit (such amount based on initial assumptions for pricing pension benefits) issued under the Credit Facility.



    On or before the Distribution Date, Quest Diagnostics will adopt a severance policy pursuant to which it will provide to each executive officer other than Mr. Freeman and Drs. Fisher and Gambino upon the termination of employment by Quest Diagnostics other than for cause upon a determination that the business needs of Quest Diagnostics require the replacement of such executive officer and other than in connection with a change of control, compensation equal to two times the executive officer's base annual salary at the annual rate in effect on the date of termination and two times the annual award of variable compensation at the most recent target level. Such executive officer will also be entitled to participate in Quest Diagnostics' health and benefits plans (to the extent permitted by the administrative provisions of such plans and applicable federal and state law) for a period of up to two years or until such officer is covered by a successor employer's benefit plans, whichever first occurs. Pursuant to such policy, upon a change of control Quest Diagnostics will provide to each such executive officer upon the termination of employment by Quest Diagnostics other than for cause during the twelve months following a change in control, compensation equal to three times annual base salary and three times the award of annual variable compensation at the most recent target level and such officer will be entitled to participate in Quest Diagnostics' health and benefit plans for a period of up to three years or until such officer is covered by a successor employer's benefits plans, whichever first occurs (to the extent permitted by the administrative provisions of such plans and applicable federal and state law). A "Change in Control" is defined in the policy to include the following: the acquisition by a person of 20% or more of the voting stock of Quest Diagnostics; the membership of the Quest Diagnostics Board changes as a result of a contested election such that a majority of the Quest Diagnostics Board members at any particular time were initially placed on the Quest Diagnostics Board as a result of such contested election; or approval by Quest Diagnostics' stockholders of a merger or consolidation in which Quest Diagnostics is not the survivor thereof, or a sale or disposition of all or substantially all of Quest Diagnostics' assets or a plan of partial or complete liquidation.

                     SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT OF QUEST DIAGNOSTICS


   All of the outstanding shares of Quest Diagnostics Common Stock are currently held by CLSI, which is wholly owned by Corning. The following table sets forth the number of shares of Quest Diagnostics Common Stock that are projected to be beneficially owned after the Quest Diagnostics Spin-Off Distribution by the directors, by the named executive officers and by all directors and executive officers of Quest Diagnostics as a group. The projections are based on the number of shares of Corning Common Stock held by such persons and such group as of October 31, 1996 (including certain restricted shares that may be forfeited prior to the Distribution Date but excluding Career Shares that will not receive the Distributions and Corning Common Stock held in the Quest Diagnostics Profit Sharing Plan and the Corning Investment Plans) and on the number of options to acquire Corning Common Stock held as of such date and exercisable within 60 days thereof. With respect to the shares of Quest Diagnostics Common Stock, the number reflects the distribution ratio of one share of Quest Diagnostics Common Stock for every eight shares of Corning Common Stock and with respect to options the number reflects the actual number of shares of Corning Common Stock subject to options. The stock options held by the directors and executive officers of Quest Diagnostics will not affect the security ownership of Quest Diagnostics unless (i) such options are exercised prior to the Record Date and the underlying shares of Corning Common Stock are held on the Record Date or (ii) such options are converted into options to purchase shares of Quest Diagnostics Common Stock.



                                 Number of Shares
                                Beneficially Owned         Number of
Name                                   (1)            Exercisable Options
----------------------------    ------------------    -------------------
Van C. Campbell                      17,850 (2)             127,457
Robert A. Carothers                     316                  12,483
Gregory C. Critchfield                    0                   1,500
David A. Duke                        10,878 (2)              82,000
Kenneth W. Freeman                   14,461                 103,500
Don M. Hardison, Jr.                    500                       0
Douglas M. VanOort                    5,965                  11,500
Gail R. Wilensky                      5,000 (2)                   0
All Directors and Executive
 Officers as a Group                 66,280                 393,562

-------------


(1) Does not include 3,954 shares owned by the spouses and minor children of certain executive officers and directors (or trusts of which families of such executive officers are beneficiaries) as to which such officers and directors disclaim beneficial ownership.
(2) Includes 5,000 shares of Quest Diagnostics Common Stock which each non-employee director will receive in connection with their election but does not include 750 shares of Quest Diagnostics Common Stock for each year specified in the term of service as a director. See "Management of Quest Diagnostics--Management-- Directors' Compensation."

                DESCRIPTION OF QUEST DIAGNOSTICS CAPITAL STOCK

General

   The following is a brief summary of certain provisions of the Quest Diagnostics Certificate, as the restated certificate of incorporation will be amended immediately prior to the Quest Diagnostics Spin-Off Distribution, and does not relate to or give effect to provisions of statutory or other law except as specifically stated. The Quest Diagnostics Certificate authorizes the issuance of 100,000,000 shares of Quest Diagnostics Common Stock. Approximately 28,901,735 shares of Quest Diagnostics Common Stock are expected to be outstanding immediately following the Quest Diagnostics Spin-Off Distribution. The rights of holders of shares of Quest Diagnostics Common Stock are governed by the Quest Diagnostics Certificate, the Quest Diagnostics By-Laws and by the DGCL.

Voting Rights

   Subject to the voting of any shares of Quest Diagnostics Series Preferred Stock (as defined below) that may be outstanding, voting power is vested in the Quest Diagnostics Common Stock, each share having one vote, and the Quest Diagnostics Voting Cumulative Preferred Stock, each $1,000 liquidation preference of which has one vote, voting together as a single class.

Preemptive Rights

   The Quest Diagnostics Certificate provides that no holder of shares of Quest Diagnostics Common Stock or Quest Diagnostics Series Preferred Stock shall have any preemptive rights except as the Quest Diagnostics Board may determine from time to time. No such rights have been granted by the Quest Diagnostics Board.

Quest Diagnostics Common Stock

   Liquidation Rights. Subject to the preferential rights of any outstanding Quest Diagnostics Series Preferred Stock and the Quest Diagnostics Voting Cumulative Preferred Stock, in the event of any liquidation of Quest Diagnostics, holders of shares of Quest Diagnostics Common Stock then outstanding are entitled to share ratably in the assets of Quest Diagnostics available for distribution to such holders.

   Dividend Policy. Subject to any preferential rights of any outstanding Quest Diagnostics Series Preferred Stock or Quest Diagnostics Voting Cumulative Preferred Stock, such dividends as may be determined by the Quest Diagnostics Board may be declared and paid on the shares of Quest Diagnostics Common Stock from time to time out of any funds legally available therefor. It is currently contemplated that, following the Distributions, Quest Diagnostics will not pay cash dividends in the foreseeable future, but will retain earnings to provide funds for the operation and expansion of its business. Dividend decisions will be based upon a number of factors, including the operating results and financial requirements of Quest Diagnostics and such other considerations as the Quest Diagnostics Board deems relevant. In addition, the Quest Diagnostics Credit Facility prohibits Quest Diagnostics from paying cash dividends on the Quest Diagnostics Common Stock. Further, the Indenture under which the Notes will be issued will limit Quest Diagnostics' ability to pay cash dividends on the Quest Diagnostics Common Stock based on 50% of Quest Diagnostics' net income, plus a credit for issuances of capital stock.

   Other Provisions. The shares of Quest Diagnostics Common Stock have no redemption, sinking fund or conversion privileges applicable thereto and holders of shares of Quest Diagnostics Common Stock are not liable to assessments or to further call.


   Listing and Trading. Prior to the Distributions, there has been no public trading market for the Quest Diagnostics Common Stock although a "when issued" market is expected to develop prior to the Distribution Date. Application has been made to list the Quest Diagnostics Common Stock on the NYSE, subject to official notice of the Distributions, under the trading symbol "DGX." Prices at which Quest Diagnostics Common Stock may trade prior to the Distributions on a "when-issued" basis or after the Distributions cannot be predicted. Until shares of the Quest Diagnostics Common Stock are fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Quest Diagnostics Common Stock will trade will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Quest Diagnostics Common Stock, investor perceptions of Quest Diagnostics, the clinical laboratory testing business, and general economic and market conditions. Quest Diagnostics initially will have approximately 18,000 stockholders of record, based on the number of holders of record of Corning Common Stock at the date of this Information Statement. The Transfer Agent and Registrar for the Quest Diagnostics Common Stock will be Harris Trust and Savings Bank. For certain information regarding options to purchase Quest Diagnostics Common Stock that may become outstanding after the Distributions, see "Management of Quest Diagnostics."

Quest Diagnostics Series Preferred Stock


   The Quest Diagnostics Certificate authorizes the issuance of up to 10,000,000 shares of Quest Diagnostics Series Preferred Stock, par value
$1.00 per share (the "Quest Diagnostics Series Preferred Stock"). The Quest Diagnostics Board has the authority to issue such shares from time to time, without stockholder approval, and to determine the designations, preferences, rights, including voting rights, and restrictions of such shares, subject to the DGCL. Pursuant to this authority, the Quest Diagnostics Board has designated 600,000 shares of Quest Diagnostics Series Preferred Stock as Quest Diagnostics Series A Preferred Stock and 1,000 shares of Quest Diagnostics Nonvoting Cumulative Preferred Stock. No other class of Quest Diagnostics Series Preferred Stock has been designated by the Quest Diagnostics Board.


Voting Cumulative Preferred Stock

   General. Prior to the Quest Diagnostics Spin-off Distribution, Quest Diagnostics will issue to Corning 1,000 shares of Voting Cumulative Preferred Stock, liquidation preference $1,000 per share (the "Quest Diagnostics Voting Cumulative Preferred Stock") without further stockholder approval.

   Dividend Policy. Holders of shares of Quest Diagnostics Voting Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Quest Diagnostics Board out of funds legally available for the purpose, quarterly dividends payable in cash at the rate of 10% (the "Dividend Rate") per annum, provided, however, that the Dividend Rate per annum shall be the greater of (a) 10% and (b) the yield to maturity of the Notes expressed as a percentage plus 1%.

   Voting Rights. The Quest Diagnostics Voting Cumulative Preferred Stock votes together with the Quest Diagnostics Common Stock as a single class and will have one vote per $1,000 liquidation preference. The Quest Diagnostics Cumulative Preferred Stock also votes as a separate class on any amendment to the Certificate of Incorporation which adversely affects the rights of the Quest Diagnostics Voting Cumulative Preferred Stock; provided, however, that any increase in the amount of authorized Quest Diagnostics Common Stock or authorized preferred stock or any increase or decrease in the number of shares of any series of preferred stock or the creation and issuance of other series of common stock or preferred stock shall not be deemed to adversely affect the rights of the Quest Diagnostics Voting Cumulative Preferred Stock.

   Certain Restrictions. Whenever quarterly dividends or other dividends or distributions payable on the Quest Diagnostics Voting Cumulative Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Quest Diagnostics Voting Cumulative Preferred Stock outstanding shall have been paid in full, Quest Diagnostics shall not:

     (i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Quest Diagnostics Voting Cumulative Preferred Stock;

     (ii) declare or pay dividends, or make any other distributions, on any shares of Parity Preferred Stock (as defined below) on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

     (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Quest Diagnostics Voting Cumulative Preferred Stock, provided that Quest Diagnostics may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of Quest Diagnostics ranking junior (either as to dividends or upon dissolution, liquidation or winding-up) to the Quest Diagnostics Voting Cumulative Preferred Stock; or

     (iv) redeem or purchase or otherwise acquire for consideration any shares of Quest Diagnostics Voting Cumulative Preferred Stock, or any Parity Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Quest Diagnostics Board) to all holders of such shares upon such terms as the Quest Diagnostics Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

   Quest Diagnostics shall not permit any subsidiary of Quest Diagnostics to purchase or otherwise acquire for consideration any shares of stock of Quest Diagnostics unless Quest Diagnostics could purchase or otherwise acquire such shares at such time and in such manner.

   Liquidation Preference. The shares of Quest Diagnostics Voting Cumulative Preferred Stock shall rank, as to liquidation, dissolution or winding-up of Quest Diagnostics, prior to the shares of Quest Diagnostics Common Stock and any other class of stock of Quest Diagnostics ranking junior to the Quest Diagnostics Voting Cumulative Preferred Stock as to rights upon liquidation, dissolution or winding-up of Quest Diagnostics, so that in the event of any liquidation, dissolution or winding-up of Quest Diagnostics, whether voluntary or involuntary, the holders of the Quest Diagnostics Voting Cumulative Preferred Stock shall be entitled to receive out of the assets of Quest Diagnostics available for distribution to its shareholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Quest Diagnostics Common Stock or any other such junior stock, an amount equal to $1,000 per share (the "Liquidation Preference" of a share of Quest Diagnostics Voting Cumulative Preferred Stock) plus an amount equal to all dividends (whether or not earned or declared) accrued and accumulated and unpaid on the shares of Quest Diagnostics Voting Cumulative Preferred Stock to the date of final distribution. The holders of the Quest Diagnostics Voting Cumulative Preferred Stock will not be entitled to receive the Liquidation Preference and such dividends until the liquidation preference of any other class of stock of Quest Diagnostics ranking senior to the Quest Diagnostics Voting Cumulative Preferred Stock as to rights upon liquidation, dissolution or winding-up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. After payment of the full amount of the Liquidation Preference and such dividends, the holders of shares of Quest Diagnostics Voting Cumulative Preferred Stock will not be entitled to any further participation in any distribution of assets by Quest Diagnostics. If, upon any liquidation, dissolution or winding-up of Quest Diagnostics, the assets of Quest Diagnostics, or proceeds thereof, distributable among the holders of the shares of Quest Diagnostics Voting Cumulative Preferred Stock and Parity Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributable among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. For the purposes hereof, neither a consolidation or merger of Quest Diagnostics with or into any other corporation, nor a merger of any other corporation with or into Quest Diagnostics, nor a sale or transfer of all or any part of Quest Diagnostics' assets for cash or securities shall be considered a liquidation, dissolution or winding-up of Quest Diagnostics.

   Conversion. The Quest Diagnostics Voting Cumulative Preferred Stock is not convertible into shares of any other class or series of stock of Quest Diagnostics.

   Optional Redemption. The shares of the Quest Diagnostics Voting Cumulative Preferred Stock may be redeemed at the option of Quest Diagnostics, as a whole, or from time to time in part, at any time, out of funds legally available therefor, upon giving a notice or redemption at least 30 days prior to the date set for redemption; provided, however, that shares of the Quest Diagnostics Voting Cumulative Preferred Stock shall not be redeemable prior to December 31, 2002. Subject to the foregoing, on or after such date, shares of the Quest Diagnostics Voting Cumulative Preferred Stock are redeemable at the redemption prices per share (expressed as a percentage of the Liquidation Preference set forth below) plus an amount in cash equal to all dividends (whether or not earned or declared) accrued and accumulated and unpaid to, but excluding, the date fixed for redemption (the "Redemption Amount") if redeemed during the 12-month period beginning January 1 of each of the years set forth below:

 Year                           Percentage
-------------------------      ------------
2003                            106.000%
2004                            104.000%
2005                            102.000%
2006 and thereafter             100.000%

If Quest Diagnostics effects such redemption, it shall do so ratably according to the number of shares held by each holder of Quest Diagnostics Voting Cumulative Preferred Stock.

  Mandatory Redemption. On January 1, 2022, Quest Diagnostics shall redeem all of the then outstanding shares of Quest Diagnostics Voting Cumulative Preferred Stock, out of funds legally available therefor at a redemption price equal to the Liquidation Preference. The redemption payment for each share of Quest Diagnostics Voting Cumulative Preferred Stock shall be the Redemption Amount, in cash, as of January 1, 2022.

  Authorization and Issuance of Other Securities. No consent of the holders of the Quest Diagnostics Voting Cumulative Preferred Stock shall be required for (a) the creation of any indebtedness of any kind of Quest Diagnostics,
(b) the creation, or increase or decrease in the amount, of any class or series of stock of Quest Diagnostics ranking on a parity with, senior to or junior to the Quest Diagnostics Voting Cumulative Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up or (c) any increase or decrease in the amount of authorized Common Stock or any increase, decrease or change in the par value thereof or in any other terms thereof.

Rank. The Quest Diagnostics Voting Cumulative Preferred Stock will rank senior to the Quest Diagnostics Common Stock and the Series A Preferred Stock, on a parity with any series of preferred stock ranking on a parity with the Quest Diagnostics Voting Cumulative Preferred Stock as to the payment of dividends and amounts upon liquidation, dissolution and winding-up (a "Parity Preferred Stock"), and junior to all other series of preferred stock that do not expressly provide that such series is to rank junior to or on a parity with the Quest Diagnostics Voting Cumulative Preferred Stock.

Preferred Share Purchase Rights

   Attached to each share of Quest Diagnostics Common Stock is one right ("Quest Diagnostics Right"), which entitles the registered holder to purchase from Quest Diagnostics one one-hundredth of a share of Quest Diagnostics Series A Preferred Stock at a price of $35 per one-hundredth of a share of Quest Diagnostics Series A Preferred Stock (the "Exercise Price"), subject to adjustment. The Quest Diagnostics Rights expire on December 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Quest Diagnostics Rights are earlier exercised.

   The Quest Diagnostics Rights represented by the certificates for shares of Quest Diagnostics Common Stock are not exercisable, and are not transferable apart from the shares of Quest Diagnostics Common Stock, until the earlier of
(1) ten days following the public announcement by Quest Diagnostics or an Acquiring Person (as defined below) that a person or group has acquired beneficial ownership of 20% or more of the shares of Quest Diagnostics Common Stock (an "Acquiring Person") or (2) ten business days (or such later date as the Quest Diagnostics Board may determine prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or first public announcement of an intention to make a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the shares of Quest Diagnostics Common Stock (the earlier of such dates being called the "Rights Distribution Date"). The Quest Diagnostics Board has the authority to determine that a person that has inadvertently acquired beneficial ownership of 20% of the shares of Quest Diagnostics Common Stock is not an Acquiring Person if such person promptly reduces its ownership interest to below 20%. Separate certificates for the Quest Diagnostics Rights will be mailed to holders of record of the shares of Quest Diagnostics Common Stock as of such date. The Quest Diagnostics Rights could then begin trading separately from the shares of Quest Diagnostics Common Stock.

   Generally, in the event that a person or group becomes an Acquiring Person, each Quest Diagnostics Right (other than the Quest Diagnostics Rights owned by the Acquiring Person and certain affiliated persons) will thereafter entitle the holder to receive, upon exercise of the Quest Diagnostics Right, shares of Quest Diagnostics Common Stock having a value equal to two times the Exercise Price of the Quest Diagnostics Right. In the event that a person or group becomes an Acquiring Person (but prior to such time as such person or group beneficially owns 50% or more of the outstanding shares of Quest Diagnostics Common Stock), the Quest Diagnostics Board may exchange each Quest Diagnostics Right and each one one-hundredth of a share of Quest Diagnostics Series A Preferred Stock (other than Quest Diagnostics Rights and Quest Diagnostics Series A Preferred Stock owned by the Acquiring Person and certain affiliated persons) for one share of Quest Diagnostics Common Stock. In the event that Quest Diagnostics is acquired in a merger, consolidation, or other business combination transaction or more than 50% of Quest Diagnostics' assets, cash flow or earning power is sold or transferred, each Quest Diagnostics Right (other than the Quest Diagnostics Rights owned by an Acquiring Person and certain affiliated persons) will thereafter entitle the holder thereof to receive, upon the exercise of the Quest Diagnostics Right, common stock of the acquiring corporation having a value equal to two times the Exercise Price of the Quest Diagnostics Right.

   The Quest Diagnostics Rights are redeemable in whole, but not in part, at $.01 per Quest Diagnostics Right at any time prior to any person or group becoming an Acquiring Person. The right to exercise the Quest Diagnostics Rights terminates at the time that the Quest Diagnostics Board elects to redeem the Quest Diagnostics Rights. Notice of redemption shall be given by mailing such notice to the registered holders of the Quest Diagnostics Rights. At no time will the Quest Diagnostics Rights have any voting rights. The Quest Diagnostics Rights Agent is Harris Trust and Savings Bank (the "Quest Diagnostics Rights Agent").

   The exercise price payable, and the number of shares of Quest Diagnostics Series A Preferred Stock or other securities or property issuable, upon exercise of the Quest Diagnostics Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Quest Diagnostics Series A Preferred Stock, (ii) upon the grant to holders of the shares of Quest Diagnostics Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Quest Diagnostics Series A Preferred Stock at a price, or securities convertible into shares of Quest Diagnostics Series A Preferred Stock with a conversion price, less than the then current market price of the shares of Quest Diagnostics Series A Preferred Stock or (iii) upon the distribution to holders of the shares of Quest Diagnostics Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Quest Diagnostics Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

   The number of outstanding Quest Diagnostics Rights and the number of one one-hundredths of a share of Quest Diagnostics Series A Preferred Stock issuable upon exercise of each Quest Diagnostics Right are also subject to adjustment in the event of a stock split of, or stock dividend on, or subdivision, consolidation or combination of, the shares of Quest Diagnostics Common Stock prior to the Quest Diagnostics Rights Distribution Date. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price.

   Upon exercise of the Quest Diagnostics Rights, no fractional shares of Quest Diagnostics Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share, which may, at the election of Quest Diagnostics, be evidenced by depository receipts) and in lieu thereof an adjustment in cash will be made.

   The Quest Diagnostics Rights have certain antitakeover effects. The Quest Diagnostics Rights may cause substantial dilution for a person or group that attempts to acquire Quest Diagnostics on terms not approved by the Quest Diagnostics Board, except pursuant to an offer conditioned on a substantial number of Quest Diagnostics Rights being acquired. The Quest Diagnostics Rights should not interfere with any merger or other business combination approved by the Quest Diagnostics Board since the Quest Diagnostics Rights may be redeemed by Quest Diagnostics at $.01 per Quest Diagnostics Right prior to the acquisition by a person or group of beneficial ownership of 20% or more of the shares of Quest Diagnostics Common Stock.

   The shares of Quest Diagnostics Series A Preferred Stock purchasable upon exercise of the Quest Diagnostics Rights will rank junior to all other series of Quest Diagnostics'preferred stock or any similar stock that specifically provides that they shall rank prior to the shares of Quest Diagnostics Series A Preferred Stock. The shares of Quest Diagnostics Series A Preferred Stock will be nonredeemable. Each share of Quest Diagnostics Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Quest Diagnostics Common Stock. In the event of liquidation, the holders of the shares of Quest Diagnostics Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Quest Diagnostics Common Stock. Each share of Quest Diagnostics Series A Preferred Stock will have 100 votes, voting together with the shares of Quest Diagnostics Common Stock. In the event of any merger, consolidation or other transaction in which shares of Quest Diagnostics Common Stock are exchanged, each share of Quest Diagnostics Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Quest Diagnostics Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Quest Diagnostics Series A Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Quest Diagnostics Series A Preferred Stock purchasable upon the exercise of each Quest Diagnostics Right approximates the value of one share of Quest Diagnostics Common Stock.

   The foregoing description of the Quest Diagnostics Rights, which describes all of the material terms of the Quest Diagnostics Rights, does not purport to be complete and is qualified in its entirety by reference to the description of the Quest Diagnostics Rights contained in the Quest Diagnostics Rights Agreement, dated as of December 31, 1996 between Quest Diagnostics and the Quest Diagnostics Rights Agent, which agreement has been filed as an exhibit to Quest Diagnostics' registration statement on Form 10 (the "Quest Diagnostics Form 10") that Quest Diagnostics has filed with the Commission. Prior to the Quest Diagnostics Rights Distribution Date, the Quest Diagnostics Rights Agreement may be amended in any respect. After the Quest Diagnostics Rights Distribution Date, the Quest Diagnostics Rights Agreement may be amended in any respect that does not adversely affect the Quest Diagnostics Rights holders.

Restrictions on Transfer

   Shares of the Quest Diagnostics Common Stock distributed to Corning shareholders will be freely transferable, except for shares received by any persons who may be deemed to be "affiliates" of Quest Diagnostics as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144. Persons who may be deemed to be affiliates of Quest Diagnostics after the Quest Diagnostics Spin-off Distribution generally include individuals or entities that control, are controlled by, or are under common control with Quest Diagnostics and may include certain officers and directors of Quest Diagnostics as well as principal stockholders of Quest Diagnostics. Persons who are affiliates of Quest Diagnostics will be permitted to sell their shares of Quest Diagnostics only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption provided by Section 4(1) of the Securities Act or Rule 144 thereunder. The Section 4(1) exemption allows the sale of unregistered shares by a person who is not an issuer, an underwriter or a dealer. Rule 144 provides persons who are not issuers with objective standards for selling restricted securities and securities held by affiliates without registration. The rule requires (1) current public information be available concerning the issuer; (2) volume limitations be placed on sales during any three-month period; and (3) compliance with certain manner of sale restrictions. The amount of the Quest Diagnostics Common Stock which could be sold under Rule 144 during a three-month period cannot exceed the greater of (1) 1% of the outstanding shares of Quest Diagnostics Common Stock, or (2) the average weekly trading volume for the shares for a four-week period prior to the date that notice of the sale is filed with the Commission.

              ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE
          QUEST DIAGNOSTICS CERTIFICATE OF INCORPORATION AND BY-LAWS

General

   In addition to the Quest Diagnostics Rights, the Quest Diagnostics Certificate and the Quest Diagnostics By- Laws contain other provisions that may discourage a third party from seeking to acquire Quest Diagnostics, or to commence a proxy contest or other takeover-related action. These provisions, which are in all material respects identical to the provisions contained in the certificate of incorporation and By-Laws of Corning, are intended to enhance the likelihood of continuity and stability in the composition of the Quest Diagnostics Board and in the policies formulated by the Quest Diagnostics Board and to discourage certain types of transactions that may involve an actual or threatened change of control of Quest Diagnostics. These provisions are designed to reduce the vulnerability of Quest Diagnostics to an unsolicited acquisition proposal and also to discourage certain tactics that may be used in proxy fights. Because such provisions could have the effect of discouraging potential acquisition proposals, they may consequently inhibit fluctuations in the market price of Quest Diagnostics Common Stock which could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of Quest Diagnostics. See "Risk Factors--Risks Relating to Quest Diagnostics-- Certain Antitakeover Effects."

Board of Directors

   The Quest Diagnostics Certificate provides that, effective as of the Quest Diagnostics Spin-Off Distribution, the Quest Diagnostics Board is divided into three classes, with the classes to be nearly as equal as possible. One class has a term expiring at the 1998 annual meeting of stockholders of Quest Diagnostics; the second class has a term expiring at the 1999 annual meeting of stockholders of Quest Diagnostics; and the third class has a term expiring at the 2000 annual meeting of stockholders of Quest Diagnostics. At each annual meeting of stockholders, one class of the Quest Diagnostics Board will be elected for a three-year term. The classification of directors has the effect of making it more difficult to change the composition of the Quest Diagnostics Board. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Quest Diagnostics Board. The Quest Diagnostics Board believes that the longer time required to elect a majority of a classified board will help ensure the continuity and stability of Quest Diagnostics' management and policies, because in most cases a majority of the directors at any given time will have had prior experience as directors of Quest Diagnostics.

   Under the DGCL, unless the certificate of incorporation otherwise provides, a director on a classified board may only be removed by the stockholders for cause. The Quest Diagnostics Certificate provides that a director of Quest Diagnostics is only removable by the stockholders for cause. The Quest Diagnostics Certificate limits the number of directors to twelve and requires that any vacancies on the Quest Diagnostics Board be filled only by a majority of the entire Quest Diagnostics Board. The provisions of the DGCL and the Quest Diagnostics Certificate relating to the removal of directors and the filling of vacancies on the Quest Diagnostics Board preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Quest Diagnostics Board by filling, with its own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority voting power in Quest Diagnostics, to remove incumbent directors and to fill vacancies on the Quest Diagnostics Board without the support of the incumbent directors.

Stockholder Action and Special Meetings

   The Quest Diagnostics Certificate provides that all stockholder actions to be effected by written consent and not a duly called meeting must be effected by the unanimous written consent of all stockholders entitled to consent thereto. This provision reduces the power of the Quest Diagnostics stockholders and precludes a stockholder of Quest Diagnostics from conducting any form of consent solicitation. The Quest Diagnostics Certificate also does not permit stockholders of Quest Diagnostics to call special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director
Nominations

   The Quest Diagnostics By-Laws contain an advance notice procedure with respect to the nomination, other than by or at the direction of the Quest Diagnostics Board or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. Delivery of a notice with the required information must be delivered to the Secretary of Quest Diagnostics not later than 60 days nor more than 90 days prior to the date of the stockholders' meeting at which the nomination or other proposal is to be considered. No matters can be considered at special meetings of the stockholders other than such matters as are set forth in the notice of meeting. Although the notice provisions do not give the Quest Diagnostics Board any power to approve or disapprove stockholder nominations or proposals for action by Quest Diagnostics, they may have the effect of (i) precluding a contest for the election of directors or the consideration of stockholder proposals if the procedures established by the Quest Diagnostics By-Laws are not followed and
(ii) discouraging or deterring any third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposals, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Quest Diagnostics and its stockholders. The purpose of requiring advance notice is to afford the Quest Diagnostics Board an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Quest Diagnostics Board, to inform stockholders about those matters.

Business Combinations with Interested Stockholders

   Paragraph 6 of the Quest Diagnostics Certificate (the "Fair Price Amendment") requires the approval by the holders of at least 80% of the voting power of the outstanding capital stock of Quest Diagnostics entitled to vote generally in the election of directors (the "Quest Diagnostics Voting Stock") as a condition for mergers and certain other Business Combinations (as defined below) with any beneficial owner of more than 10% of such voting power (an "Interested Stockholder") unless (i) the transaction is approved by at least a majority of the Continuing Directors (as defined below) or (ii) certain minimum price, form of consideration and procedural requirements are met.

   An Interested Stockholder, in general, is defined as any person or group who is, or was at any time within the two-year period immediately prior to the date in question, the beneficial owner of more than 10% of the voting power of the Quest Diagnostics Voting Stock. The term "beneficial owner" includes persons directly or indirectly owning or having the right to acquire or vote the shares. In certain circumstances, an Interested Stockholder could include persons or entities affiliated or associated with the Interested Stockholder.

   A Business Combination generally includes the following transactions: (i) a merger or consolidation of Quest Diagnostics or any subsidiary with an Interested Stockholder; (ii) the sale or other disposition by Quest Diagnostics or a subsidiary of assets having an aggregate fair market value of $20,000,000 or more if an Interested Stockholder is a party to the transaction; (iii) the issuance or transfer of stock or other securities of Quest Diagnostics or of a subsidiary to an Interested Stockholder in exchange for cash or property (including stock or other securities) having an aggregate fair market value of $20,000,000 or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Quest Diagnostics proposed by or on behalf of an Interested Stockholder; (v) any reclassification of securities, recapitalization, merger or consolidation with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the percentage of the outstanding stock of any class of Quest Diagnostics or a subsidiary owned by an Interested Stockholder; or (vi) any agreement, contract or other arrangement providing for any one or more of the foregoing actions.

   A Continuing Director is in general (i) any member of the Quest Diagnostics Board who is not an Interested Stockholder or affiliated or associated with an Interested Stockholder and was a director of Quest Diagnostics prior to the time the Interested Stockholder became an Interested Stockholder, and any successor to such a Continuing Director who is not affiliated or associated with an Interested Stockholder and was recommended or elected by a majority of the Continuing Directors then on the Quest Diagnostics Board, or (ii) any person who was a director of Quest Diagnostics as of the Distribution Date and any successor thereto who was recommended or elected by a majority of the Continuing Directors then on the Quest Diagnostics Board. It is possible that the approval of a majority of the Continuing Directors could be required in circumstances where the Continuing Directors constitute less than a quorum of the entire Quest Diagnostics Board.

   The 80% affirmative stockholder vote would not be required if the Business Combination in question had been approved by a majority of the Continuing Directors or if all the minimum price, form of consideration and procedural requirements described below are satisfied.

   Minimum Price and Form of Consideration Requirements. In a Business Combination involving cash or other consideration being paid to Quest Diagnostics' stockholders, the consideration required, in the case of each class of Quest Diagnostics Voting Stock, would be either cash or the same type of consideration used by the Interested Stockholder in acquiring the largest portion of its share of that class of Quest Diagnostics Voting Stock prior to the first public announcement of the proposed Business Combination. In addition, such consideration would be required to meet the minimum price requirements described below.

   In the case of payments to holders of Quest Diagnostics Common Stock, the fair market value per share of such payments would be at least equal in value to the higher of (i) the highest per share price paid by the Interested Stockholder in acquiring any shares of Quest Diagnostics Common Stock during the two years prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Stockholder, whichever is higher, and (ii) the fair market value per share of Quest Diagnostics Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher.

   In the case of payments to holders of any series of Quest Diagnostics' voting Series Preferred Stock, if any, the fair market value per share of such payments would have to be at least equal to the higher of (i) the price per share determined with respect to shares of such series in the same manner as described in the preceding paragraph with respect to shares of Common Stock and (ii) the highest preferential amount per share to which the holders of such series of Quest Diagnostics Series Preferred Stock are entitled in the event of a voluntary or involuntary liquidation of Quest Diagnostics.

   If the transaction does not involve any cash or other property being received by any of the other stockholders, such as a sale of assets or an issuance of Quest Diagnostics' securities to an Interested Stockholder, then the minimum price, form of consideration and procedural requirements would not apply, but an 80% vote of stockholders would still be required unless the transaction was approved by a majority of the Continuing Directors.

   Procedural Requirements. An 80% stockholder vote would be required to authorize a Business Combination with an Interested Stockholder if Quest Diagnostics, after the interested stockholder became an Interested Stockholder, had failed to pay full quarterly dividends on its Preferred Stock, if any, or reduced the rate of dividends paid on its Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors.

   An 80% stockholder vote to authorize a Business Combination with an Interested Stockholder would also be required if the Interested Stockholder had acquired any additional shares of the Quest Diagnostics Voting Stock, directly from Quest Diagnostics or otherwise, in any transaction subsequent to the transaction pursuant to which it became an Interested Stockholder.

   The receipt by the Interested Stockholder at any time after it became an Interested Stockholder, whether in connection with the proposed Business Combination or otherwise, of the benefit of any loans or other financial assistance or tax advantages provided by Quest Diagnostics (other than proportionately as a stockholder) would also trigger the 80% stockholder vote requirement to authorize a Business Combination with an Interested Stockholder (unless the Business Combination was approved by a majority of the Continuing Directors).

   In summary, none of the minimum price, form of consideration or procedural requirements described above would apply in the case of a Business Combination approved by a majority of the Continuing Directors. In the absence of such approval, all of such requirements would have to be satisfied to avoid the 80% stockholder vote requirements.

Amendment of the Quest Diagnostics Certificate

   Amendment or repeal of the provisions of the Quest Diagnostics Certificate described above or the adoption of any provision inconsistent therewith would require the affirmative vote of at least 80% of the Quest Diagnostics Voting Stock unless the proposed amendment or repeal or the adoption of the inconsistent provisions are approved by two-thirds of the entire Quest Diagnostics Board and a majority of the Continuing Directors.

Antitakeover Statutes

   Section 203 of the DGCL prohibits transactions between a Delaware corporation and an "interested stockholder," which is defined therein as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it becomes an interested stockholder, or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. The Quest Diagnostics Certificate and the Quest Diagnostics By-Laws do not exclude Quest Diagnostics from the restrictions imposed under Section 203 of the DGCL.

Tax Sharing and Indemnification Agreements

   The corporate tax liability which potentially could arise from an acquisition of shares of Quest Diagnostics capital stock or assets of Quest Diagnostics for a period of time following the Quest Diagnostics Spin-Off Distribution, together with the related indemnification arrangements contained in the Tax Sharing and Spin-Off Tax Indemnification Agreements, could have an antitakeover effect on the acquisition of control of Quest Diagnostics. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Tax Sharing Agreement" and "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Spin-Off Tax Indemnification Agreements."

           DESCRIPTION OF CERTAIN INDEBTEDNESS OF QUEST DIAGNOSTICS

Description of Quest Diagnostics Credit Facility


   In order to pay approximately $350 million of the Intercompany Debt owed by Quest Diagnostics in connection with the Quest Diagnostics Spin-Off Distribution, and to meet its future capital requirements including the funding of operating activities and further acquisitions, Quest Diagnostics is negotiating with several banks for a credit agreement (the "Credit Agreement") providing for a $450 million credit facility (the "Quest Diagnostic Credit Facility"). Morgan Guaranty Trust Company of New York ("Morgan"), NationsBank, N.A. ("NationsBank") and Wachovia Bank of Georgia, N.A. ("Wachovia") are arranging the Quest Diagnostics Credit Facility. A copy of the proposed form of the Credit Agreement has been filed as an exhibit to the Quest Diagnostics Form 10. This summary of the material terms and conditions of the Quest Diagnostics Credit Facility and the Credit Agreement does not purport to be complete, and is qualified in its entirety by references to such proposed form, including the definitions therein.



   The $450 million commitment under the Quest Diagnostics Credit Facility will be comprised of three sub- facilities: (i) a $300 million six-year amortizing term loan (the "Tranche A Loan"), (ii) a seven-year $50 million term loan with minimal amortization until the seventh year (the "Tranche B Loan") and (iii) a $100 million six-year revolving working capital credit facility (the "Working Capital Facility"). Under the Working Capital Facility, up to $20 million may be used for Letters of Credit to be issued by one or more Issuing Banks (initially NationsBank), and up to $10 million may be used to borrow from Wachovia, as the Swingline Bank, under a Swingline Facility. All Working Capital Banks are required to ratably share the exposure of the Issuing Banks under the Letters of Credit and, at the request of the Swingline Bank, must purchase ratable participations in the Swingline Loans. With the exception of Swingline borrowings and Letters of Credit, borrowings under the Working Capital Facility must be at least $10 million for LIBOR based borrowings and $5 million for Base Rate based borrowings. Under the Swingline Facility, borrowings must be at least $1 million. The Quest Diagnostics Credit Facility will be secured by substantially all accounts receivable of Quest Diagnostics and by a guaranty from, and a pledge of all capital stock and accounts receivable (including intercompany loans) of, substantially all of Quest Diagnostics' present and future material U.S. Subsidiaries, excluding certain Joint Ventures, Covance and Covance's Subsidiaries. The borrowings under the Quest Diagnostics Credit Facility will rank senior in priority of repayment to any Permitted Subordinated Debt, including the Senior Subordinated Notes and any of Quest Diagnostics' remaining debt to Corning. At the time of the Distributions, Quest Diagnostics' debt to Corning must be extinguished except to the extent it is included in the $150 million of Permitted Subordinated Debt.



   Interest Rate Calculations. Interest will be payable on each sub-facility quarterly, or at the end of the relevant interest period, if earlier, at a per annum rate equal to the Base Rate or (except for Swingline Loans) the Eurodollar Rate plus the relevant Applicable Margin. The Base Rate is a fluctuating rate calculated on a daily basis as the higher of (a) the rate of interest publicly announced by Morgan for the day in question and (b) 0.5% over the weighted average of the rates, rounded up to the nearest basis point, on overnight Federal Funds transactions with members of the Federal Reserve System as arranged by Federal Funds brokers on the day in question. The Eurodollar Rate is the average of the annual rate at which deposits in U.S. dollars are offered to each of the Reference Banks in the London interbank market, adjusted for reserve requirements ("Adjusted LIBOR"). The initial Applicable Margin payable for Adjusted LIBOR borrowings will be 1.75% per annum for the Tranche A Loan and the Working Capital Loan and 2.25% per annum for the Tranche B Loan. The initial Applicable Margin payable for Base Rate borrowings will be 0.75% per annum for the Tranche A Loan and the Working Capital Loan and 1.25% per annum for the Tranche B Loan. After December 31, 1996, the Applicable Margin will be determined by a pricing formula based on Quest Diagnostics' Debt Coverage Ratio. The Applicable Margin range for the Tranche A Loan and the Working Capital Loan may vary, depending on the Debt Coverage Ratio, from 0% to 1% for Base Rate Advances, and from 0.5% to 2% per annum for Eurodollar Rate Advances. The Swingline Loans will accrue interest at a rate equal to the Base Rate plus the relevant Applicable Margin for Tranche A and Working Capital Base Rate Loans. The Applicable Margin for the Tranche B Loan will remain fixed throughout the life of the loan at the initial Applicable Margin levels. Any overdue principal or interest payable on any Eurodollar loan will incur interest at the greater of Adjusted LIBOR or LIBOR plus the Applicable Margin plus 2% per annum. Any overdue principal or interest payable on a Base Rate loan will incur interest at the Base Rate plus the Applicable Margin plus 2% per annum.


   The Credit Agreement also requires the payment of a quarterly Commitment Fee on the average daily unused portion of the Banks' aggregate commitments under the Working Capital Facility. The initial Commitment Fee Rate will be 0.375% per annum. After December 31, 1996, the Commitment Fee Rate will be determined based on Quest Diagnostics' Debt Coverage Ratio, and will range from 0.175% to 0.5% per annum.

   Quest Diagnostics shall also pay the Issuing Banks in proportion to their Letter of Credit Exposure a fee of 0.125% per annum on any amounts outstanding on undrawn Letters of Credit. Additionally, Quest Diagnostics shall pay directly to the Issuing Bank all customary fees connected with the issuing of a Letter of Credit.


   Quest Diagnostics will also pay Morgan a negotiated fee for its services as Administrative Agent under the Quest Diagnostics Credit Facility.



   Covenants and Conditions. The Credit Agreement includes covenants which, subject to certain specific exceptions and limitations, require Quest Diagnostics and its Subsidiaries to: (i) provide certain financial information to the Banks including, Quest Diagnostics' consolidated audited financial reports, financial ratio data, annual business plans and projections and certification that no defaults have occurred; (ii) pay or discharge all material obligations and liabilities; (iii) keep property in good working order and maintain sufficient insurance coverage on all property; (iv) maintain corporate existence; (v) pursue the same or substantially similar lines of business to the ones in which they are currently engaged; (vi) comply with all laws, including ERISA and environmental regulations; (vii) allow any Bank to inspect accounting records; (viii) not permit modification to or waiver of any Transaction Documents including any documents connected with the Permitted Subordinated Debt or the Permitted Preferred Stock; (ix) not hold or acquire any investments other than those allowed by the Credit Agreement; (x) not create or allow to be created any liens other than those permitted by the Credit Agreement; (xi) refrain from engaging in a consolidation, acquisition, merger or sale of assets except as allowed in the Credit Agreement; (xii) not engage in any transaction with or for the benefit of any Affiliate other than certain arm's-length transactions; (xiii) prevent the existence of any agreement that prevents Quest Diagnostics' Subsidiaries from paying dividends or other distributions on capital stock; (xiv) refrain from making certain Restricted Payments as detailed below; (xv) not incur Debt other than Debt allowed under the Credit Agreement; (xvi) maintain certain financial ratios as detailed below; and (xvii) not make Consolidated Capital Expenditures in excess of $95,000,000 (less the consideration paid for certain acquisitions) in any fiscal year.



     Quest Diagnostics may, subject to certain limitations and exceptions contained in the Credit Agreement, make certain Restricted Payments so long as there are no current or continuing Defaults, and the otherwise Restricted Payment would not cause a Default. Allowed payments include: (i) the repayment of Permitted Subordinated Debt from the proceeds of any newly issued Senior Subordinated Notes, (ii) interest and fees on the Senior Subordinated Notes,
(iii) dividends paid on any Permitted Preferred Stock, (iv) repurchases of shares pursuant to certain employee benefit and compensation plans and (v) certain payments to Corning required to be made pursuant to the Spin-Off Transactions. Restricted Payments include: (i) any other dividends or distributions on any of the shares of capital stock of Quest Diagnostics except dividends or distributions paid solely in shares of Quest Diagnostics capital stock, (ii) any other payment on Subordinated Debt and (iii) any payment, including those to sinking funds, made to redeem, repurchase, acquire or retire any of the Subordinated Debt or the shares of capital stock, or the rights to acquire shares, of Quest Diagnostics or its Subsidiaries.



   Quest Diagnostics will be required to maintain: (i) a ratio (the "Leverage Ratio") of (A) Consolidated Total Debt to (B) Consolidated Total Capitalization equal to or below 0.55 to 1.0 at the outset, decreasing over time to 0.45 to 1.0; (ii) a ratio (the "Debt Coverage Ratio") of (A) Consolidated Total Debt to (B) Consolidated EBITDA equal to or below between
3.8 to 1.0 at the outset, decreasing over time to 2.0 to 1.0; and (iii) a ratio (the "Coverage Ratio") of (A) the sum of (1) Consolidated EBITDA and
(2) Consolidated Rental Expense to (B) the sum of (1) Consolidated Interest Expense and (2) Consolidated Rental Expense equal to or above 1.8 to 1.0 at the outset, decreasing over time to 3.0 to 1.0. Quest Diagnostics is required to have a Leverage Ratio no greater than 0.55 to 1.0 through December 31, 1997, a Debt Coverage Ratio of less than 3.8 to 1.0 through June 30, 1997 and a Coverage Ratio of at least 1.8 to 1.0 from January 1, 1997 through June 30, 1997. After giving pro forma effect to the Distributions, $350 million of borrowings under the Credit Facility and to the Permitted Subordinated Debt, Quest Diagnostics would have had a Leverage Ratio of 0.47 to 1.0 at September 30, 1996, a Debt Coverage Ratio of 3.2 to 1.0 for the quarter ended September 30, 1996 and a Coverage Ratio of 2.2 to 1.0 for the quarter ended September 30, 1996.



   Events of Default. Events of Default include: (i) the failure to make payment under the Credit Agreement of any principal when due or any interest, fees or other amounts within three business days after becoming due; (ii) any representation, warranty, certification or statement made by Quest Diagnostics proving to have been incorrect in any material respect when made; (iii) the failure by Quest Diagnostics or its Subsidiaries to perform or observe any term, covenant or agreement under the Credit Agreement (subject to certain cure periods); (iv) the failure of Quest Diagnostics to make payment on any Material Financial Obligation (totalling in aggregate more than $10 million) within the applicable grace period; (v) the occurrence of an event that causes the acceleration of, or enables another of Quest Diagnostics' creditors to accelerate, any of Quest Diagnostics' other Material Debt (totalling in aggregate more than $10 million); (vi) the commencement of a voluntary or involuntary bankruptcy proceeding by or against Quest Diagnostics; (vii) the failure to pay when due ERISA obligations in excess of $10 million; (viii) the rendering of a judgment or judgments against Quest Diagnostics the aggregate amounts of which are in excess of $10 million and remain unsatisfied or unstayed for more than 30 days, or the placing by a judgment creditor of a levy on the assets of Quest Diagnostics or its Subsidiaries; (ix) at any time after the Spin-Off, a person or group obtains beneficial ownership of 20% or more of the common stock of Quest Diagnostics, or, during any period of 12 calendar months, the individuals who constituted the members of the board of directors of Quest Diagnostics on the first day of that period no longer constitute a majority of the board; or (x) any security interest that was purported to be created by the related security documents ceases to exist or be valid.

   If an Event of Default occurs and continues beyond the allowed time period for curing the default in question, the Banks, by a vote of more than 50% of the aggregate Commitments, may terminate their Commitments to lend to Quest Diagnostics. The Banks may further choose, by a separate vote representing more than 50% of the aggregate principal amount of all of the Loans, to accelerate the outstanding principal and interest. Additionally, during an Event of Default the Letter of Credit Participants, by a more than 50% vote of the amount of the total outstanding of the Letter of Credit Exposure, may require that Quest Diagnostics fully cash collateralize the outstanding Letter of Credit Exposure. In the case of a voluntary or involuntary bankruptcy proceeding, all credit facilities shall terminate and all outstanding amounts shall become immediately due and payable without any action by the Banks.

Description of Notes

   Prior to the Distributions, Quest Diagnostics will offer (the "Quest Diagnostics Notes Offering") $150 million aggregate principal amount of senior subordinated notes (the "Notes").

   General. The Notes will be senior subordinated obligations of Quest Diagnostics, and will be guaranteed on a senior subordinated basis by Quest Diagnostics' present and future Restricted Subsidiaries (as defined) on a joint and several basis. The guarantees will automatically terminate if the related guarantees of the Quest Diagnostics Credit Facility are terminated.

   Stated Maturity and Interest. The Notes will mature on December 15, 2006. Interest on the Notes will be payable semiannually on June 15 and December 15 of each year, commencing June 15, 1997.

   Redemption. The Notes will not be redeemable, at the option of Quest Diagnostics, prior to December 15, 2001. On or after such date, the Notes will be redeemable, in whole or in part, at specified redemption prices.

   Quest Diagnostics will also be entitled to redeem the Notes, as a whole and not in part, in the event that the Distributions do not occur as a result of an event outside of the control of Quest Diagnostics, Corning and Covance.

   Quest Diagnostics will be required to offer to purchase the Notes upon a Change of Control (as defined) and in the event of certain asset sales.

   Certain Covenants. The Indenture will impose certain limitations on the ability of Quest Diagnostics and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt (as defined) and senior in right of payment to the Notes, incur liens, enter into leases and sale and leaseback transactions, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In particular, the Indenture will limit Quest Diagnostics' ability to pay cash dividends on the Quest Diagnostics Common Stock based on 50% of Quest Diagnostics' net income, plus a credit for issuances of capital stock.

                       LIABILITY AND INDEMNIFICATION OF
                 DIRECTORS AND OFFICERS OF QUEST DIAGNOSTICS

Limitation on Liability of Directors

   Pursuant to authority conferred by Section 102 of the DGCL, Paragraph 11 of the Quest Diagnostics Certificate ("Paragraph 11") eliminates the personal liability of Quest Diagnostics' directors to Quest Diagnostics or its stockholders for monetary damages for breach of fiduciary duty, including without limitation, directors serving on committees of the Quest Diagnostics Board. Directors remain liable for (1) any breach of the duty of loyalty to Quest Diagnostics or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law,
(3) any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and
(4) any transaction from which directors derive an improper personal benefit.

Indemnification and Insurance

   In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants Quest Diagnostics' directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party (1) by reason of the fact that they are or were directors or officers of Quest Diagnostics or (2) by reason of the fact that, while they are or were directors or officers of Quest Diagnostics, they are or were serving at the request of Quest Diagnostics as directors or officers of another corporation, partnership, joint venture, trust or enterprise. Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to Quest Diagnostics by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. Quest Diagnostics may not indemnify or make advance payments to any person in connection with proceedings initiated against Quest Diagnostics by such person without the authorization of the Quest Diagnostics Board.

   In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of DGCL, or any successor provisions or amendments thereunder. In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of Quest Diagnostics and to inure to the benefit of the indemnitee's heirs, executors and administrators.

   Paragraph 11 further provides that the right to indemnification is not exclusive of any other right which any indemnitee may have or thereafter acquire under any statute, the Quest Diagnostics Certificate, any agreement or vote of stockholders or disinterested directors or otherwise, and allows Quest Diagnostics to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, Quest Diagnostics has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   The Quest Diagnostics Certificate authorizes Quest Diagnostics to purchase insurance for directors and officers of Quest Diagnostics and persons who serve at the request of Quest Diagnostics as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise, against any expense, liability or loss incurred in such capacity, whether or not Quest Diagnostics would have the power to indemnify such persons against such expense or liability under the DGCL. Quest Diagnostics intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse Quest Diagnostics for potential costs of its corporate indemnification of directors and officers.

                        INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page
                                                                                                         ---------
FINANCIAL STATEMENTS OF CORNING CLINICAL LABORATORIES INC.
  (to be renamed Quest Diagnostics Incorporated)
Report of Price Waterhouse LLP--Independent Accountants                                                     F-2
Report of Deloitte and Touch LLP--Independent Auditors                                                      F-3
Report of Ernst & Young LLP--Independent Auditors                                                           F-4
Report of Leverone and Company--Independent Accountants                                                     F-5
Combined Financial Statements:
 Combined Balance Sheets--December 31, 1995 and 1994                                                        F-6
 Combined Statements of Operations--Years ended December 31, 1995, 1994 and 1993                            F-7
 Combined Statements of Cash Flows--Years ended December 31, 1995, 1994 and 1993                            F-8
 Combined Statements of Stockholder's Equity--Years ended December 31, 1995, 1994 and 1993                  F-9
 Notes to Combined Financial Statements                                                                    F-10
 Financial Statement Schedule II--Valuation Accounts and Reserves                                          F-23
 Quarterly Operating Results (unaudited)                                                                   F-24
Interim Combined Financial Statements (unaudited):
 Combined Balance Sheets--September 30, 1996 and December 31, 1995                                         F-25
 Combined Statements of Operations--Three and Nine Months ended September 30, 1996
   and 1995                                                                                                F-26
 Combined Statements of Cash Flows--Nine Months ended September 30, 1996 and 1995                          F-27
 Notes to Interim Combined Financial Statements                                                            F-28

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors and Stockholders of Corning Incorporated and Corning Clinical Laboratories Inc.


   In our opinion, based upon our audits and the reports of other auditors, the accompanying combined balance sheets and the related combined statements of operations and of cash flows and of stockholder's equity appearing on pages F-6 through F-23 present fairly, in all material respects, the financial position of Corning Clinical Laboratories Inc. (to be renamed Quest Diagnostics Incorporated) and the combined companies as discussed in Note 1 (collectively, the "Company"), a wholly-owned business of Corning Incorporated, at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 financial statements of Maryland Medical Laboratory, Inc., Nichols Institute and Bioran Medical Laboratory, which were acquired by the Company in 1994 in separate transactions accounted for as poolings of interests and which collectively reflect total revenues of $438 million for the year ended December 31, 1993. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Maryland Medical Laboratory, Inc., Nichols Institute and Bioran Medical Laboratory, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


   As discussed in Note 2 to the combined financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

/s/ Price Waterhouse LLP

Price Waterhouse LLP
New York, New York
September 20, 1996, except for Note 13
as to which the date is November 4, 1996

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Nichols Institute:

   We have audited the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993 of Nichols Institute and its subsidiaries (the Company) (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Nichols Institute and its subsidiaries for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

   As discussed in Note 11 to the consolidated financial statements, the Company has received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (OIG) requesting documents in connection with an investigation and internal review concerning the possible submission of false or improper claims to the Medicare and Medicaid programs. No claim or charges have been made against the Company relating to this investigation. The ultimate outcome of this investigation cannot presently be determined. Accordingly, no provision for any loss that may result from this investigation has been made in the accompanying consolidated financial statements.

   As discussed in Notes 1 and 3 to the consolidated financial statements, at December 31, 1993, the Company was not in compliance with certain covenants of its senior note agreements and the senior lenders have not waived those covenants. The senior note agreements provide that, as a result of failure to comply with the covenants, the note holders have the right to declare the entire unpaid balance immediately due and payable, and if that were to occur, the Company would not have the funds required to retire the debt unless alternative financing is obtained. Management's plans in regard to these matters are described in Notes 1 and 3. The note holders' right to declare the entire unpaid balance under the note agreements immediately due and payable raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, except for the classification of amounts due under the senior note agreements as current.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Costa Mesa, California
February 28, 1994

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Maryland Medical Laboratory, Inc.

   We have audited the combined balance sheet of Maryland Medical Laboratory, Inc. and affiliates as of March 31, 1994, and the related combined statements of income, changes in equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Maryland Medical Laboratory, Inc. and affiliates at March 31, 1994, and the combined results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Ernst & Young LLP
Baltimore, Maryland
May 19, 1994

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Moran Research Labs
415 Massachusetts Avenue
Cambridge, MA  02139

   We have audited the accompanying balance sheet of Moran Research Labs (d/b/a Bioran Medical Laboratory, a Massachusetts Business Trust) as of December 31, 1993, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moran Research Labs (d/b/a Bioran Medical Laboratory, a Massachusetts Business Trust) at December 31, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Leverone & Company

Leverone & Company
Billerica, Massachusetts
November 10, 1994

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                           COMBINED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994
                                (in thousands)

                                                                               1995          1994
                                                                            -----------   ------------
ASSETS
-------
Current Assets:
   Cash and cash equivalents                                                $   36,446    $   38,719
Accounts receivable, net of allowance of $147,947 and
   $74,829 for 1995 and 1994, respectively                                     318,252       360,410
Inventories                                                                     26,601        28,248
Deferred taxes on income                                                        98,845        53,696
Prepaid expenses and other assets                                               22,014        19,241
                                                                              ---------     ----------
 Total current assets                                                          502,158       500,314
Property, plant and equipment, net                                             296,116       287,562
Intangible assets, net                                                       1,030,633     1,053,194
Deferred taxes on income                                                         6,062        19,593
Other assets                                                                    18,416        22,000
                                                                            -----------   ------------
TOTAL ASSETS                                                                $1,853,385    $1,882,663
                                                                            ===========   ============
LIABILITIES AND STOCKHOLDER'S EQUITY
----------------------------------
Current Liabilities:
  Accounts payable and accrued expenses                                     $  240,525    $  236,887
Current portion of long-term debt                                               12,148        12,572
Income taxes payable                                                            39,766        30,454
Due to Corning Incorporated and affiliates                                       8,979         6,043
                                                                              ---------     ----------
 Total current liabilities                                                     301,418       285,956
Long-term debt (principally due to Corning Incorporated)                     1,195,566     1,153,054
Other liabilities                                                               60,600        56,841
                                                                              ---------     ----------
Total liabilities                                                            1,557,584     1,495,851
                                                                              ---------     ----------
Commitments and Contingencies
Stockholder's Equity:
 Contributed capital                                                           297,823       297,823
Retained earnings (accumulated deficit)                                         (3,118)       85,893
Cumulative translation adjustment                                                2,325         3,096
Market valuation adjustment                                                     (1,229)           --
                                                                              ---------     ----------
 Total stockholder's equity                                                    295,801       386,812
                                                                              ---------     ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                  $1,853,385    $1,882,663
                                                                              =========     ==========

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      COMBINED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (in thousands)

                                                                1995          1994           1993
                                                             -----------   -----------   ------------
Net revenues                                                 $1,629,388    $1,633,699     $1,416,338
Costs and expenses:
 Cost of services                                               980,232       969,844        805,729
 Selling, general and administrative                            523,271       411,939        363,579
 Provision for restructuring and other special charges           50,560        79,814         99,600
 Interest expense, net                                           82,016        63,295         41,898
 Amortization of intangible assets                               44,656        42,588         28,421
 Other, net                                                       6,221         3,464          6,423
                                                              ----------    ----------    -----------
  Total                                                       1,686,956     1,570,944      1,345,650
                                                              ----------    ----------    -----------
Income (loss) before taxes                                      (57,568)       62,755         70,688
Income tax expense (benefit)                                     (5,516)       34,410         25,929
                                                              ----------    ----------    -----------
Income (loss) before cumulative effect of change in
  accounting principle                                          (52,052)       28,345         44,759
Cumulative effect of change in accounting principle                  --            --        (10,562)
                                                              ----------    ----------    -----------
Net income (loss)                                            $  (52,052)   $   28,345     $   34,197
                                                              ==========    ==========    ===========

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      COMBINED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (in thousands)

                                                                         1995         1994          1993
                                                                      -----------   ----------   -----------
Cash flows from operating activities:
Net income (loss)                                                     $  (52,052)   $  28,345    $  34,197
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
 Depreciation and amortization                                          101,513        89,517       66,479
 Provision for doubtful accounts                                        152,590        59,480       47,240
 Provision for restructuring and other special charges                   50,560        79,814       99,600
 Deferred income tax provision                                          (32,384)       (4,742)     (23,841)
 Cumulative effect of change in accounting principle                         --            --       10,562
 Other, net                                                               8,303        14,600        1,765
 Changes in operating assets and liabilities:
  Accounts receivable                                                  (109,500)     (103,402)     (61,828)
  Accounts payable and accrued expenses                                  14,604       (32,756)     (33,903)
  Restructuring, integration and other special charges                  (57,768)      (88,093)     (46,917)
  Due from/to Corning Incorporated and affiliates                         2,934        14,783       (2,581)
  Other assets and liabilities, net                                       7,028       (19,583)       8,841
                                                                      ----------     --------    ----------
Net cash provided by operating activities                                85,828        37,963       99,614
                                                                      ----------     --------    ----------
Cash flows from investing activities:
 Capital expenditures                                                   (74,045)      (93,354)     (65,317)
 Proceeds from disposition of assets                                      2,880        55,762           --
 Acquisition of businesses, net of cash acquired                        (22,907)      (12,154)    (401,428)
 Decrease (increase) in investments                                         985         3,560       (6,942)
                                                                      ----------     --------    ----------
Net cash used in investing activities                                   (93,087)      (46,186)    (473,687)
                                                                      ----------     --------    ----------
Cash flows from financing activities:
 Proceeds from borrowings, primarily with Corning Incorporated           55,729       186,046      709,630
 Repayment of long-term debt                                            (13,784)     (118,046)    (265,196)
 Dividends paid                                                         (36,959)      (60,468)     (51,478)
                                                                      ----------     --------    ----------
Net cash provided by financing activities                                 4,986         7,532      392,956
                                                                      ----------     --------    ----------
Net change in cash and cash equivalents                                  (2,273)         (691)      18,883
Cash and cash equivalents, beginning of year                             38,719        39,410       20,527
                                                                      ----------     --------    ----------
Cash and cash equivalents, end of year                                $  36,446     $  38,719    $  39,410
                                                                      ==========     ========    ==========

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                 COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (in thousands)

                                                                               Cumulative      Market          Total
                                                                   Retained    Translation    Valuation    Stockholder's
                                            Contributed Capital    Earnings    Adjustment    Adjustment        Equity
                                             ------------------- -----------  ------------  ------------  ---------------
Balance, December 31, 1992                        $ 261,499        $146,938     $   (288)     $              $ 408,149
Net income                                                           34,197                                     34,197
Dividends to CLSI                                                   (28,088)                                   (28,088)
Dividends to S-Corporation shareholders                             (23,390)                                   (23,390)
Equity of pooled entity                              4,150           (4,096)                                        54
Translation adjustment                                                             4,587                         4,587
                                             ------------------     ---------    ----------    ----------    -------------
Balance, December 31, 1993                         265,649          125,561        4,299                       395,509
Net income                                                           28,345                                     28,345
Dividends to CLSI                                                   (33,275)                                   (33,275)
Dividends to S-Corporation shareholders                             (27,193)                                   (27,193)
Dividends in-kind to S-Corporation
  shareholders                                                       (7,545)                                    (7,545)
Capital contribution                                32,174                                                      32,174
Translation adjustment                                                            (1,203)                       (1,203)
                                             ------------------     ---------    ----------    ----------    -------------
Balance, December 31, 1994                         297,823           85,893        3,096                       386,812
Net loss                                                            (52,052)                                   (52,052)
Dividends to CLSI                                                   (36,959)                                   (36,959)
Translation adjustment                                                              (771)                         (771)
Market valuation adjustment                                                                     (1,229)         (1,229)
                                             ------------------     ---------    ----------    ----------    -------------
Balance, December 31, 1995                        $ 297,823        $ (3,118)     $ 2,325       $(1,229)       $ 295,801
                                             ==================     =========    ==========    ==========    =============

The accompanying notes are an integral part of these statements.

                       CORNING CLINICAL LABORATORIES INC.
                 (to be renamed Quest Diagnostics Incorporated)
                (a wholly-owned business of Corning Incorporated)
                     NOTES TO COMBINED FINANCIAL STATEMENTS
               (dollars in thousands, unless otherwise indicated)

1. BASIS OF PRESENTATION

   Corning Clinical Laboratories Inc. and Corning Nichols Institute Inc. (collectively referred to as "CCL" or the "Company") are wholly-owned subsidiaries of Corning Life Sciences Inc. ("CLSI") which in turn is a wholly-owned subsidiary of Corning Incorporated ("Corning"). The Company is one of the largest clinical laboratory testing businesses in the United States. The accompanying financial statements present the carved-out results of operations, cash flows and financial position of Corning's clinical laboratory testing business. Covance Inc. (formerly Corning Pharmaceutical Services Inc.), a subsidiary of CCL, and its related entities ("Covance") as well as environmental testing services formerly provided by CCL are excluded. In 1994, Corning acquired three clinical laboratory testing businesses on the behalf of CCL in separate transactions accounted for as poolings of interests (see Note 3). Results presented for 1994 and 1993 include the results of CCL and the pooled entities on a combined basis.

   In May 1996, Corning's Board of Directors approved a plan to distribute to its shareholders on a pro rata basis all of the shares of CCL and Covance (the "CCL and Covance Spin-Off Distributions"). The result of the plan will be the creation of two independent, publicly-owned companies. As a result of the Spin-Off Distributions, CCL will operate Corning's clinical laboratory testing business as an independent public company and Covance will own and operate Corning's contract research business as an independent public company. The Spin-Off Distributions will be effected by the distribution of a dividend to holders of Corning Common Stock of all of the outstanding CCL Common Stock, followed immediately by the distribution of a dividend to the holders of CCL Common Stock of all of the Covance Common Stock. Corning has submitted to the Internal Revenue Service a request for a ruling that the Spin-Off Distributions qualify as tax-free distributions under the Internal Revenue Code of 1986. Coincident with the Spin-Off Distribution, the Company will be renamed Quest Diagnostics Incorporated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

   The combined financial statements include the accounts of all laboratory entities controlled by the Company. The equity method of accounting is used for investments in affiliates which are not Company controlled and in which the Company's interest is generally between 20 and 50 percent. All significant intercompany accounts and transactions are eliminated.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   The Company generally recognizes revenue as services are rendered upon completion of the testing process. Billings for services under third-party payor programs, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts under such programs. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement. In 1995, 1994 and 1993, approximately 23%, 28% and 25%, respectively, of net revenues were generated by Medicare and Medicaid programs.

   Concentrations of Credit Risk

   Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's clients as well as their dispersion across many different geographic regions.

   Taxes on Income

   The Company uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. In 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). The adoption of SFAS 109 resulted in a charge to net income of $10.6 million, principally representing a reduction in the Company's deferred tax assets to reflect the then enacted statutory tax rate.

   Cash and Cash Equivalents

   Cash and cash equivalents include all highly-liquid investments with original maturities at the time acquired by the Company of three months or less, and consist principally of amounts temporarily invested in a U.S. government money market fund.

   Inventories

   Inventories, which consist principally of supplies, are valued at the lower of cost (first in, first out method) or market.

   Property, Plant and Equipment

   Property, plant and equipment are recorded at cost. Depreciation and amortization are provided on the straight- line method at rates adequate to allocate the cost of the applicable assets over their expected useful lives, which range from three to forty years.

   Intangible Assets

   Acquisition costs in excess of the fair value of net tangible assets acquired are capitalized and amortized over appropriate periods not exceeding forty years. Other intangible assets are recorded at cost and amortized over periods not exceeding fifteen years.

   Investments

   The Company accounts for investments in equity securities, which are included in other assets, in conformity with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires the use of fair value accounting for trading or available-for-sale securities. Unrealized losses for available-for-sale securities are recorded as a separate component within stockholder's equity. Investments in equity securities are not material to the Company.

   Impairment Accounting

   The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) in 1995. The Company reviews the recoverability of its long-lived assets, including related goodwill and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pre-tax cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. This assessment of impairment requires management to make estimates of expected future cash flows. It is at least reasonably possible that future events or circumstances could cause these estimates to change.

   In addition, the carrying value of intangible assets has historically been subject to a separate evaluation based on estimating expected future undiscounted cash flows from operating activities. If these estimated cash flows are less than the carrying amount of the intangible assets, the Company would recognize an impairment loss in an amount necessary to write down the intangible assets to fair value.

   Earnings Per Share

   Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Historical earnings per share data is not meaningful as the Company's historical capital structure is not comparable to periods subsequent to the CCL Spin-Off Distribution.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

3. BUSINESS COMBINATIONS AND DIVESTITURES

   Acquisitions

   During 1995, the Company acquired several laboratories in separate transactions accounted for under the purchase method. The total cost of the acquired businesses aggregated approximately $23 million and was financed through borrowings from Corning. Intangible assets of approximately $21.6 million resulted from the transactions and are being amortized over periods not to exceed forty years.

   During 1994, Corning acquired three clinical laboratory testing companies on behalf of the Company in separate transactions accounted for as poolings of interests. In June 1994, Corning acquired the stock of Maryland Medical Laboratory, Inc. ("MML") in exchange for approximately 4.5 million shares of Corning common stock; in August 1994, Corning acquired the stock of Nichols Institute ("Nichols") in exchange for approximately 7.5 million shares of Corning common stock and reserved an additional 1.1 million shares for future issuance upon the exercise of stock options; and, in October 1994, Corning acquired the stock of Bioran Medical Laboratory ("Bioran") in exchange for approximately 6.0 million shares of Corning common stock. Results presented for 1994 and 1993 include the results of the Company, MML, Nichols and Bioran on a combined basis.

   In 1994, the Company also acquired several other laboratories in separate transactions accounted for under the purchase method. The total cost of the acquired businesses aggregated approximately $26 million and was financed through the issuance of Corning stock and borrowings from Corning. Intangible assets of approximately $24 million resulted from these transactions and are being amortized over periods not to exceed forty years.

   In the third quarter of 1993, Corning acquired on behalf of the Company the outstanding shares of common stock of Damon Corporation ("Damon"), a clinical-testing business, for $405 million, including acquisition costs, financed through borrowings from Corning. In addition, approximately $167 million of Damon's indebtedness was refinanced. Goodwill of approximately $600 million resulted from the transaction and is being amortized over forty years. Reserves aggregating $79 million were established for the costs of closing Damon facilities as a result of the integration of Damon operations.

   In the fourth quarter of 1993, the Company acquired the clinical-testing laboratories of Unilab Corporation ("Unilab") in Denver, Dallas and Phoenix in exchange for its ownership interest in Unilab operations, the assumption of approximately $70 million of Unilab debt, and the Company's investment in J.S. Pathology PLC. Goodwill of approximately $200 million resulted from this transaction and is being amortized over forty years. As a result of this transaction, the Company received a small equity investment in Unilab. The Company previously owned 43% of Unilab.

   The operations of the businesses, subsequent to the dates they were acquired, are included in the combined financial statements. The pro forma effect of the 1995 acquisitions on periods prior to the acquisitions is not material.

   In 1993, Corning also acquired and contributed to the Company DeYor Laboratory, Inc., in a transaction accounted for as a pooling of interests, by issuing 840,000 shares of Corning common stock. The Company's combined financial statements for periods prior to this acquisition have not been restated, since this acquisition was not material to the Company's financial position or the results of its operations for such periods.

   Divestitures

   In the second quarter of 1994, the Company sold the California clinical laboratory testing operations acquired in the Damon transaction to Physicians Clinical Laboratory, Inc. for cash proceeds of $51 million.

4. TAXES ON INCOME

   The Company is included in the consolidated Federal income tax return filed by Corning. CLSI and its subsidiaries, including the Company, have a tax sharing agreement with Corning, pursuant to which they are required to compute their provision for income taxes on a separate return basis and pay to Corning the separate Federal income tax return liability so computed.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

   The components of the provision (benefit) for income taxes for 1995, 1994 and 1993 are as follows:

                                      1995        1994       1993
                                    ---------   --------   ----------
Current:
 Federal                            $  22,786   $31,598    $ 46,215
 State and local                        3,556     7,019       2,815
 Foreign                                  526       535         740
Deferred (benefit):
 Federal                              (28,109)   (1,339)    (23,818)
 State and local                       (4,275)   (3,403)        (23)
                                      -------     ------    ---------
  Income tax expense (benefit)      $  (5,516)  $34,410    $ 25,929
                                      =======     ======    =========

   Prior to acquisition by Corning, Bioran and certain MML operations were S-Corporations; accordingly, no federal provision for income taxes has been reflected relative to these operations.

   A reconciliation of the Federal statutory rate to the Company's effective tax rate for 1995, 1994 and 1993 is as follows:

                                                                1995      1994        1993
                                                              --------   --------   ---------
Taxes at statutory rate                                        (35.0%)     35.0%      35.0%
State and local income taxes, net of federal tax benefit        (0.8%)      3.8%       2.6%
Income from partnership and S-Corporations not subject to
  federal and state income tax                                   1.7%     (10.3%)    (11.1%)
Goodwill                                                        17.6%      14.3%       4.8%
Non-deductible items                                             6.0%       8.6%       3.4%
Other, net                                                       0.9%       3.4%       2.0%
                                                                ------     ------    -------
 Effective tax rate                                             (9.6%)     54.8%      36.7%
                                                                ======     ======    =======

   The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 1995 and 1994 are as follows:

                                                   1995         1994
                                                 ---------   ----------
Current deferred tax asset:
 Accounts receivable reserve                     $ 48,584     $ 16,692
 Liabilities not currently deductible              49,222       34,422
 Other                                              1,039        2,582
                                                   -------    ---------
  Current deferred tax asset                     $ 98,845     $ 53,696
                                                   =======    =========
Non-current deferred tax asset (liability):
 Liabilities not currently deductible            $ 21,152     $ 33,572
 Depreciation and amortization                    (15,090)     (13,979)
                                                   -------    ---------
   Non-current deferred tax asset                $  6,062     $ 19,593
                                                   =======    =========

   Income taxes payable at December 31, 1995 and 1994 consist of Federal income taxes payable of $34.2 million and $28.7 million, respectively, state income taxes payable of $5.0 million and $1.5 million, respectively, and foreign income taxes payable of $0.6 million and $0.3 million, respectively. The Company paid income taxes of $21.7 million, $58.5 million and $52.0 million during 1995, 1994 and 1993, respectively.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

5. PROVISION FOR RESTRUCTURING AND OTHER SPECIAL CHARGES

   In the second quarter of 1995, the Company recorded a provision for restructuring totaling $33.0 million primarily for workforce reduction programs and the costs of exiting a number of leased facilities. Additionally, in the first quarter of 1995, the Company recorded a special charge of $12.8 million for the settlement of claims related to inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results. Additionally, in the fourth quarter of 1995, the Company recorded a charge of $4.8 million related to claims by the Civil Division of the U.S. Department of Justice ("DOJ") of alleged billing errors related to a laboratory test performed by Bioran prior to its acquisition by the Company.

   In the third quarter of 1994, the Company recorded a provision for restructuring and other special charges totaling $79.8 million which included $48.2 million of integration costs, $21.6 million of transaction expenses related to the Nichols, MML and Bioran acquisitions, and $10 million of settlement reserves primarily related to government investigations of billing practices by Nichols prior to its acquisition by the Company. The integration costs represent the expected costs for closing clinical laboratories in certain markets where duplicate Company, Nichols, MML or Bioran facilities existed at the time of the acquisitions.

   In the third quarter of 1993, the Company recorded a provision for restructuring costs and other special charges totaling $99.6 million. The restructuring component of this special charge aggregated $56.6 million and consisted primarily of asset write-offs, facility related costs and costs for workforce reduction programs related principally to the integration of the Company's operations with those acquired in the Damon acquisition.

   The special charge of $43 million consists of a $36.5 million charge to reflect the settlement and related legal expenses associated with a compromise agreement with the DOJ to settle claims brought on behalf of the Inspector General, U.S. Department of Health and Human Services and a $6.5 million charge for related asserted and unasserted claims. The DOJ claims related to the marketing, sale, pricing and billing of certain blood-test series provided to Medicare patients. The DOJ settlement does not constitute an admission with respect to any issue arising from subsequent civil actions.

   The following summarizes the Company's restructuring activity (in millions):

                                       1993 and 1994      Amounts       Balance at         1995        Amounts     Balance at
                                       Restructuring      Utilized     December 31,   Restructuring   Utilized    December 31,
                                         Provisions     Through 1994       1994         Provision      in 1995        1995
                                        -------------   -------------   ------------   -------------   --------   -------------
Employee termination costs                 $  32.5         $14.8           $17.7          $23.4         $27.0        $14.1
Write-off of fixed assets                    35.6           19.1            16.5            3.7           9.2         11.0
Costs of exiting leased facilities           21.7            9.3            12.4            3.1           6.8          8.7
Other                                        15.0           13.4             1.6            2.8            .5          3.9
                                        ------------     ------------    -----------    ------------     ------    ------------
 Total                                     $104.8          $56.6           $48.2          $33.0         $43.5        $37.7
                                        ============     ============    ===========    ============     ======    ============

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

   The substantial portion of the balance at December 31, 1995 is expected to be expended in 1996.

   Employee termination costs included severance benefits related to approximately 3,300 employees (700, 2,000 and 600 in 1995, 1994 and 1993, respectively). The estimated number of employees to be terminated has been reduced to 2,355, all of which have been terminated or notified of their termination at December 31, 1995. Management expects that approximately 300 terminations and the remaining business or facility exits will occur by the end of 1996. The decrease in the number of actual versus anticipated employee terminations is primarily attributable to higher than expected attrition. As a result of higher than expected average termination costs, management's estimate of total employee termination costs is unchanged. Certain severance and facility exit costs have payment terms extending beyond 1997.

6. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment at December 31, 1995 and 1994 consist of the following:

                                                         1995          1994
                                                       ----------   -----------
Land                                                   $  18,568    $  18,969
Buildings and improvements                               186,192      173,546
Laboratory equipment, furniture and fixtures             286,326      247,200
Leasehold improvements                                    39,078       30,050
Construction-in-progress                                  19,490       33,508
                                                        --------    ----------
 Property and equipment, at cost                         549,654      503,273
Less: accumulated depreciation and amortization         (253,538)    (215,711)
                                                        --------    ----------
 Property and equipment, net                           $ 296,116    $ 287,562
                                                        ========    ==========

Depreciation and amortization expense aggregated $56.8 million, $46.9 million and $38.1 million for 1995, 1994 and 1993, respectively.

7. INTANGIBLE ASSETS

   Intangible assets at December 31, 1995 and 1994 consist of the following:

                                                   1995           1994
                                                -----------   ------------
Goodwill                                        $1,056,073     $1,043,089
Customer lists                                      84,558        100,428
Other (principally non-compete covenants)           50,626         61,401
                                                 ----------    -----------
 Intangible assets, at cost                      1,191,257      1,204,918
Less: accumulated amortization                    (160,624)      (151,724)
                                                 ----------    -----------
 Intangible assets, net                         $1,030,633     $1,053,194
                                                 ==========    ===========

   Amortization expense aggregated $44.7 million, $42.6 million and $28.4 million for 1995, 1994 and 1993, respectively.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Accounts payable and accrued expenses at December 31, 1995 and 1994 consist of the following:

                                                              1995        1994
                                                            ---------   ----------
Accrued wages and benefits                                  $ 81,985    $ 74,519
Restructuring, integration and other special charges          61,878      69,812
Accrued expenses                                              57,338      34,851
Trade accounts payable                                        31,129      36,169
Accrued acquisition commitments                                8,195      21,536
                                                              -------    ---------
 Accounts payable and accrued expenses                      $240,525    $236,887
                                                              =======    =========

9. LONG-TERM DEBT

   Long-term debt, exclusive of current maturities, at December 31, 1995 and 1994, respectively, consists of the following:

                                                                     1995          1994
                                                                   -----------   -----------
Notes payable to Corning:
 Revolving credit notes--interest at the London
   Interbank offered rate ("LIBOR") plus 1/8%
   to 1/4%, maturing 1997                                         $  605,636    $  551,982
 Installment note with interest at 9%, maturing 2001                  90,000       100,000
 Term note with interest at 6.24%, maturing 2003                     100,000       100,000
 Term note with interest at 6.93%, maturing 2013                     100,000       100,000
 Term note with interest at 7.17%, maturing 2004                     150,000       150,000
 Term note with interest at 7.77%, maturing 2024                     100,000       100,000
Note payable denominated in pounds Sterling, interest at the
  London Interbank Sterling Rate minus 1%, due 2002                    8,049         8,516
Mortgage note payable through 2011, interest at 9.25%                  6,138         6,355
Capital lease obligations expiring through 2031                       32,518        32,538
Other                                                                  3,225         3,663
                                                                   ----------    ----------
 Total                                                            $1,195,566    $1,153,054
                                                                   ==========    ==========

   Current maturities on long-term debt totaled $12.1 million and $12.6 million at December 31, 1995 and 1994, respectively.

   Long-term debt, including capital leases, maturing in each of the years subsequent to December 31, 1996 is as follows:

 Fiscal year ending December 31,
1997                                $  261,131
1998                                    10,493
1999                                    10,530
2000                                    10,576
2001 and thereafter                    902,836
                                     ----------
Total long-term debt                $1,195,566
                                     ==========

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

   Future minimum payments under capital leases and the present value thereof are as follows:

 Fiscal year ending December 31,
1997                                                           $  4,061
1998                                                              3,846
1999                                                              3,840
2000                                                              3,948
2001 and thereafter                                             116,102
                                                                --------
Total future minimum payments under capital leases              131,797
Less amount representing interest                               (99,279)
                                                                --------
Present value of minimum payments under capital leases         $ 32,518
                                                                ========

   The Company paid interest of $74.2 million, $60.2 million and $41.2 million during 1995, 1994 and 1993, respectively.

   Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of loans payable to third parties (carrying amount of approximately $50.0 million) was approximately $62.0 million at December 31, 1995.


   As discussed in Note 14, the Company is currently pursuing the issuance of $150 million of Senior Subordinated Notes due in 2006 which will be used to repay certain intercompany indebtedness owed to Corning. The Senior Subordinated Notes will be guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by the Company and each of the Company's wholly-owned, domestic subsidiaries (Subsidiary Guarantors). Non-guarantor subsidiaries are immaterial to the Company. Full financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995.



                              December 31,
                          ---------------------
                            1995        1994
                         --------    ----------
Current assets            $244,547    $248,793
Noncurrent assets          864,351     916,499

Current liabilities         71,828      84,223
Noncurrent
  liabilities              682,805     692,742
Stockholder's equity       354,265     388,227

                       For the Year Ended December 31,
                       ---------------------------------
                        1995        1994         1993
                      --------    --------    ----------
Net revenues          $930,472    $923,205     $749,090
Cost of services       587,100     581,397      447,246
Net income (loss)      (33,961)    (44,056)         258

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

10. EMPLOYEE RETIREMENT PLANS

   Defined Benefit Plans

   An acquired entity had a defined benefit pension plan which in 1990 was frozen as to the further accrual of benefits. At December 31, 1995 the present value of the projected benefit obligation using a discount rate of 7.5% was $22.6 million and the fair value of the plan assets (publicly traded corporate debt and equity securities, government obligations and money market funds) was $17.4 million. The difference between the projected benefit obligation and the fair value of plan assets is included in other long-term liabilities in the accompanying combined balance sheet.

   Defined Contribution Plans

   The Company has several defined contribution plans covering substantially all of its full-time employees. Company contributions to these plans aggregated $18.5 million, $15.9 million and $7.3 million for 1995, 1994 and 1993, respectively.

11. RELATED PARTY TRANSACTIONS

   The Company, in the ordinary course of business, conducts a number of transactions with Corning and its affiliates. The significant transactions occurring during the years ended December 31, 1995, 1994 and 1993 are as follows:

                                       1995       1994       1993
                                      --------  --------   ---------
Interest expense on borrowings       $78,930    $55,835    $28,400
Purchase of laboratory supplies       11,261     11,607      7,338
Corporate fees                         2,800      2,800      2,450

   Certain executives of the Company are included in various stock compensation programs of Corning. Expenses related to these programs have been included in the Company's combined financial statements.

   In 1994, Corning contributed capital of $25.2 million through the reduction of revolving credit notes and former S-Corporation shareholders contributed capital of a building approximating $4.4 million.

12. COMMITMENTS AND CONTINGENCIES

   Minimum rental commitments under noncancellable operating leases, primarily real estate, in effect at December 31, 1995 are as follows:

 Year ending December 31,
1996                            $ 40,459
1997                              30,481
1998                              20,527
1999                              14,877
2000                              12,532
2001 and thereafter               65,920
                                  -------
Net minimum lease payments      $184,796
                                  =======

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

   Operating lease rental expense for 1995, 1994 and 1993 aggregated $46.9 million, $49.4 million and $46.9 million, respectively.

   The Company is self-insured for substantially all casualty losses and maintains supplemental coverage on a claims made basis. The basis for the insurance reserve at December 31, 1995 and 1994 is the actuarially determined projected losses for each program (within the self-insured retention) based upon the Company's loss experience.


   The Company has entered into several settlement agreements with various governmental and private payors during recent years. At present, government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In addition, certain payors are reviewing their reimbursement practices for laboratory tests. The results of these investigations and reviews may result in additional settlement payments or reductions in reimbursements for certain tests. The recorded reserves of approximately $37.0 million are included in accrued liabilities and represent management's best estimate at December 31, 1995. Based on information then available to CCL, management did not believe that the exposure to claims in excess of recorded reserves would be material (see Note 13).



13. SUBSEQUENT EVENTS


   As disclosed in Note 12, federal government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In the second quarter of 1996, the DOJ notified the Company that it has taken issue with certain payments received by Damon from federally funded healthcare programs prior to its acquisition by the Company. Specifically, in late April 1996, the DOJ for the first time disclosed to CCL the total amount of the claims that it proposed to assert against Damon. The government presented its claim for the base recoupment (by lab, by test, by year) and discussed various theories on which criminal and civil payments of up to three times the various base recoupment amounts could be assessed. During May and June, CCL management analyzed the government's claim in detail. CCL management and outside counsel then believed that there were meritorious defenses to a number of the claims for recoupments and potential payments in excess of the base recoupment and these were presented to the government in early July 1996.



   At the end of the second quarter, CCL recorded a $46 million charge to increase its reserves to equal management's estimate of the low end of the range of amounts necessary to satisfy claims related to Damon and other related and similar investigations. With respect to the Damon investigation, the low end of the range was estimated to be equal to the base recoupment sought by the government reflecting the basis on which CCL had settled an earlier claim with the government in 1993. The low end of the range for the Nichols and other government investigations was based on the base recoupment estimated by management from internal investigations. Reserves for pending private claims were estimated based on CCL's experience in settling private claims following its 1993 government settlement.



   CCL management considered the potential for some payments to be assessed in excess of the base recoupment in estimating its liability at June 30, 1996. However, management believed that, although it was reasonably possible that some level of payment in excess of the base recoupment could ultimately be assessed, the government had not provided sufficient information to reasonably estimate the amount of any such payments. In addition, management and counsel believed that it was unlikely that treble payments would be assessed. This position was based on CCL's experience with the government in 1993, in which the recovery in excess of base recoupments was not significant, the government's representatives' invitation to present information and arguments to them and their stated intention not to consider the issue of payment multiples until the base recoupment amount had been established, and management's and counsel's belief that it had meritorious factual, legal and equitable defenses and mitigations of the government claims.



   CCL management was aware that similar investigations of other clinical laboratories in the industry were ongoing. Other than CCL's 1993 settlement, the only other similar settlement known to management was the 1992 civil Medicare settlement by a major competitor for $100 million. CCL had reviewed the publicly-available

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)



information about that settlement, including press releases and the settlement agreement. The competitor's settlement agreement did not specify whether the civil settlement included substantial payments to be assessed in excess of the base recoupment. It was believed by CCL that it did not. Although the competitor and its chief executive officer each pleaded guilty to criminal charges, the fine was only $1 million for conduct that was contemporaneous with, and considered by CCL management and its counsel to be more egregious than, that of Damon.



   During the third quarter 1996, CCL management met with the government several times to evaluate the substance of the government's allegations. During a meeting with the government in mid-August, further information and legal arguments were exchanged. Importantly, at this time, the government for the first time began to disclose to CCL and its outside counsel grand jury testimony and other evidence that was inconsistent with certain of CCL's defenses.



   The final settlement discussions began in late September. The government responded to and rejected many of CCL's defenses and made its tentative final settlement offer, which included significant payments in excess of base recoupments, to CCL. Negotiations on the final settlement amount and terms (including releases from various federal and state payors, compliance program requirements, etc.) continued into early October and ended with the settlement agreement dated October 9, 1996. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million. This settlement concludes all federal and Medicaid claims relating to the billing by Damon of certain blood tests to Medicare and Medicaid patients and other matters relating to Damon being investigated by the DOJ. Additionally, the Company entered into a separate settlement agreement with the DOJ totaling $6.9 million related to billings of hematology indices provided with hematology test results. This claim will be paid during the fourth quarter of 1996.



   As a result of these settlement agreements, CCL management has reassessed the level of reserves recorded for other asserted and unasserted claims related to the Damon and other similar government investigations, including the investigation of billing practices by Nichols prior to its acquisition by the Company in 1994. The Company recorded a charge totaling $142 million in the third quarter 1996 to establish additional reserves to provide for the above settlement agreements and management's best estimate of potential amounts which could be required to satisfy the remaining claims. At September 30, 1996, recorded reserves approximated $215 million (including the $119 million Damon settlement paid in October 1996). Based on information currently available to CCL, management does not believe that the exposure to claims in excess of recorded claims is material. Although the Damon settlement was substantially in excess of amounts anticipated by management, it was primarily due to the civil and criminal payments in excess of the base recoupment assessed by the government and CCL has now increased its reserves for asserted and unasserted claims to approximate the amount that may be required to settle the Nichols and other government civil claims taking into account the basis for the Damon civil settlement. In addition, although there is the possibility that CCL could be excluded from participation in Medicare and Medicaid programs, management believes that the possibility is remote as a result of the Damon settlement, which included CCL's signing a Corporate Integrity Agreement, and due to the fact that the government has publicly commended CCL for its cooperation in the investigation and cited CCL as having one of the "model" compliance programs in the industry.



   In October 1996, Corning contributed $119 million to CCL's capital to fund the Damon settlement. Additionally, Corning has agreed to fund any additional settlements prior to the CCL Spin-Off Distribution and to indemnify CCL against all settlements for any governmental claims relating to billing practices of CCL and its predecessors that have been settled or are pending on the Distribution Date. Corning will also agree to indemnify CCL for 50% of the aggregate of all settlement payments made by CCL that are in excess of $42 million to private parties that relate to indemnified or previously settled governmental claims (such as the Damon settlement) for services provided prior to the Distribution Date; however, the indemnification of private party claims will not exceed $25 million and will be paid on an after-tax basis. Such indemnification will not cover any nongovernmental claims not settled prior to five years after the Distribution Date. Coincident with the CCL Spin-Off Distribution, the

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)


Company will record a receivable and a contribution of capital from Corning currently estimated at $25 million which is equal to management's best estimate of amounts which are probable of being received from Corning to satisfy the remaining indemnified governmental claims on an after-tax basis.



   Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) may become available which may cause the final resolution of these matters to exceed established reserves by an amount which could be material to the Company's results of operations and, for non-indemnified claims, the Company's cash flows in the period in which such claims are settled. The Company does not believe that these issues will have a material adverse effect on the Company's overall financial condition.


   In addition to the $142 million special charge discussed above, in the third quarter of 1996, the Company recorded a special charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its standard company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites.

14. SPIN-OFF DISTRIBUTION (unaudited)

   Coincident with the CCL Spin-Off Distribution, the Company plans to record a non-recurring charge of approximately $20 million ($13 million after tax) associated with the CCL Spin-Off Distribution. The largest component of the charge will be the cost of establishing an employee stock ownership plan ($11 million). The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing the Company as a separate publicly-traded entity. The amount of the charge is subject to change based on the price of the CCL stock on the Distribution Date.


   Prior to the CCL Spin-Off Distribution, the Company will borrow approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings and $150 million of publicly-registered high-yield notes. Corning will contribute the remaining debt to the Company's equity prior to the CCL Spin-Off Distribution. The credit facility governing the bank borrowings and the indenture governing the notes will contain various customary affirmative and negative covenants, including the maintenance of certain financial ratios and tests. The credit facility prohibits the Company from paying cash dividends on the CCL common stock. Further, the indenture will restrict the Company's ability to pay cash dividends based on a percentage of the Company's cash flow.


   In conjunction with the CCL Spin-Off Distribution, Corning and the Company will enter into an indemnification agreement whereby Corning agrees to indemnify CCL, on an after-tax basis, for any losses arising out of any federal, criminal, civil or administrative investigations or claims that are pending as of the Distribution Date to the extent that such investigations or claims arise out of or are related to alleged violations of federal laws by reason of CCL, its affiliates, officers or directors billing any federal program or agency for services rendered to beneficiaries of such program or agency.

   Corning, CCL and Covance will enter into tax indemnification agreements that will prohibit CCL and Covance for a period of two years after the Spin-Off Distributions from taking certain actions that might jeopardize the favorable tax treatment of the Distributions under section 355 of the Internal Revenue Code of 1986, as amended and will provide Corning and CCL with certain rights of indemnification against CCL and Covance. The tax indemnification agreements will also require CCL and Covance to take such actions as Corning may request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service in respect of the Distributions.

   Corning, CCL and Covance will also enter into a tax sharing agreement which will allocate among Corning, CCL and Covance responsibility for federal, state and local taxes relating to taxable periods before and after the

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued) (dollars in thousands, unless otherwise indicated)

Spin-Off Distributions and provide for computing and apportioning tax liabilities and tax benefits for such periods among the parties.

15. PLANNED CHANGE IN ACCOUNTING POLICY (unaudited)

   Coincident with the CCL Spin-Off Distribution, CCL management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting Principles Board No. 17. Most of CCL's intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of CCL's intangible assets to be significantly less than carrying value. CCL management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arms-length transaction is preferable to using projected undiscounted pre-tax cash flows. CCL believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in CCL recording a charge of between $400 million and $450 million to operations coincident with the CCL Spin-Off Distribution to reflect the other than temporary impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly.


   The fair value method will be applied to each of CCL's regional laboratories. Management's estimate of fair value will primarily be based on multiples of forecasted revenue or multiples of forecasted EBITDA. The multiples will primarily be determined based upon publicly available information regarding comparable publicly-traded companies in the industry, but will also consider (i) the financial projections of each regional laboratory, (ii) the future prospects of each regional laboratory, including its growth opportunities, managed care concentration and likely operational improvements, and (iii) comparable sales prices, if available. Multiples of revenues will be used to estimate fair value in cases where the Company believes that the likely acquirer of a regional laboratory would be a strategic buyer within the industry which would realize synergies from such an acquisition. In regions where management does not believe there is a potential strategic buyer within the industry, and, accordingly, believes the likely buyer would not have synergy opportunities, multiples of EBITDA will be used for estimating fair value. Regional laboratories with lower levels of profitability valued using revenue multiples would generally be ascribed a higher value than if multiples of EBITDA were used, due to assumed synergy opportunities. While management believes the estimation methods are reasonable and reflective of common valuation practices, there can be no assurance that a sale to a buyer for the estimated value ascribed to a regional laboratory could be completed.



   For purposes of estimating the fair value of each of the regional laboratories, management assumed that a potential buyer would seek to be indemnified for litigation or other contingencies resulting from preacquisition activities. Therefore, the reserves recorded for potential, and settled, billing and marketing claims were not allocated to the regional laboratories for purposes of estimating their fair value.



   On a quarterly basis, CCL management will perform a review of each regional laboratory to determine if events or changes in circumstances have occurred which could have an other than temporary material adverse effect on the fair value of the business and its intangible assets. If such events or changes in circumstances were deemed to have occurred, management would consult with one or more of its investment bankers in estimating the impact on fair value of the regional laboratory.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
                 Schedule II--Valuation Accounts and Reserves
                            (amounts in thousands)

                                      Balance at                Net Deductions     Balance at
Year ended December 31, 1995            1-1-95     Additions      and Other        12-31-95
                                      ----------   ----------   --------------    -----------
Doubtful accounts and allowances       $ 74,829     $152,590       $ 79,472         $147,947

                                      Balance at                Net Deductions     Balance at
Year ended December 31, 1994            1-1-94     Additions      and Other         12-31-94
                                      ----------   ----------   --------------     -----------
Doubtful accounts and allowances        $71,991      $59,480        $56,642          $74,829

                                      Balance at                Net Deductions     Balance at
Year ended December 31, 1993            1-1-93     Additions      and Other         12-31-93
                                      ----------   ---------    --------------    -----------
Doubtful accounts and allowances        $65,859      $47,240       $ 41,108          $71,991


                   QUARTERLY OPERATING RESULTS (unaudited)


                                   First         Second           Third          Fourth          Total
                                  Quarter        Quarter         Quarter         Quarter          Year
                                -----------   -------------   -------------   -------------    ------------

1996
 ----------------------------
Net revenues                     $401,395        $ 424,543       $ 405,352
Gross profit                      154,277          158,242         149,962
Loss before taxes                  (1,642)         (37,518) (1)   (162,989) (1)
Net loss                           (1,511)         (37,922)       (119,436)

1995
 ----------------------------
Net revenues                     $417,662        $ 421,853       $ 399,959       $ 389,914      $1,629,388
Gross profit                      168,606          175,793         159,091         145,666         649,156
Income (loss) before taxes         19,827 (1)       (5,088) (1)    (56,405) (2)    (15,902) (1)    (57,568)
Net income (loss)                   4,423           (3,852)        (38,595)        (14,028)        (52,052)

1994
 ----------------------------
Net revenues                     $399,063        $ 422,942       $ 408,478       $ 403,216      $1,633,699
Gross profit                      159,050          182,050         163,391         159,364         663,855
Income (loss) before taxes         40,624           45,109         (51,250) (1)     28,272          62,755
Net income (loss)                  24,152           24,148         (36,535)         16,580          28,345

(1) Includes impact of restructuring and other special charges of $46.0 million, $155.7 million, $12.8 million, $33.0 million, $4.8 million and $79.8 million in second quarter 1996, third quarter 1996, first quarter 1995, second quarter 1995, fourth quarter 1995 and third quarter 1994, respectively, which are discussed in Notes 5 and 13 to the CCL Combined Financial Statements.
(2) Includes a $62.0 million charge to increase the reserve for doubtful accounts and allowances resulting from billing systems implementation and integration problems at certain laboratories and increased regulatory requirements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                           COMBINED BALANCE SHEETS
                   SEPTEMBER 30, 1996 AND DECEMBER 31, 1995
                                (in thousands)

                                                               September 30,   December 31,
                                                                   1996            1995
                                                               -------------   -------------
                                                                (unaudited)
ASSETS
------------------------------------------------------------
Current Assets:
 Cash and cash equivalents                                      $   48,319      $   36,446
 Accounts receivable, net of allowance of $116,996 and
   $147,947 for September 30, 1996 and December 31, 1995,
   respectively                                                    323,171         318,252
 Inventories                                                        25,559          26,601
 Deferred taxes on income                                          126,906          98,845
 Prepaid expenses and other assets                                  25,217          22,014
                                                                ------------    ------------
  Total current assets                                             549,172         502,158
Property and equipment, net                                        293,490         296,116
Intangible assets, net                                           1,001,500       1,030,633
Other assets                                                        42,216          24,478
                                                                ------------    ------------
TOTAL ASSETS                                                    $1,886,378      $1,853,385
                                                                ============    ============

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------------------
Current Liabilities:
 Accounts payable and accrued expenses                          $  374,058      $  240,525
 Current portion of long-term debt                                  11,885          12,148
 Income taxes payable                                               34,212          39,766
 Due to Corning Incorporated and affiliates                         14,299           8,979
                                                                ------------    ------------
  Total current liabilities                                        434,454         301,418
Long-term debt (principally due to Corning Incorporated)         1,219,900       1,195,566
Other liabilities                                                   99,354          60,600
                                                                ------------    ------------
 Total liabilities                                               1,753,708       1,557,584
                                                                ============    ============

Stockholder's Equity:
 Contributed capital                                               297,823         297,823
 Accumulated deficit                                              (163,158)         (3,118)
 Cumulative translation adjustment                                   1,801           2,325
 Market valuation adjustment                                        (3,796)         (1,229)
                                                                ------------    ------------
  Total stockholder's equity                                       132,670         295,801
                                                                ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                      $1,886,378      $1,853,385
                                                                ============    ============

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      COMBINED STATEMENTS OF OPERATIONS
       FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                (in thousands)
                                 (unaudited)

                                                         Three Months Ended               Nine Months Ended
                                                   September 30,   September 30,   September 30,    September 30,
                                                       1996             1995            1996            1995
                                                    -------------   -------------   -------------   --------------
Net revenues                                         $ 405,352        $399,959       $1,231,290      $1,239,474
Costs and expenses:
 Cost of services                                      255,390         240,868          768,809         735,984
 Selling, general and administrative                   125,190         181,346          371,439         399,635
 Provision for restructuring and other special
   charges                                             155,730              --          201,730          45,885
 Interest expense, net                                  19,866          20,927           59,887          61,529
 Amortization of intangible assets                      10,328          11,293           31,772          33,678
 Other, net                                              1,837           1,930             (198)          4,429
                                                    ------------    ------------    ------------     -------------
  Total                                                568,341         456,364        1,433,439       1,281,140
                                                    ------------    ------------    ------------     -------------
Loss before taxes                                     (162,989)        (56,405)        (202,149)        (41,666)
Income tax benefit                                     (43,553)        (17,810)         (43,280)         (3,642)
                                                    ------------    ------------    ------------     -------------
Net loss                                             $(119,436)       $(38,595)      $ (158,869)     $  (38,024)
                                                    ============    ============    ============     =============

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      COMBINED STATEMENTS OF CASH FLOWS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                (in thousands)
                                 (unaudited)

                                                                  1996          1995
                                                               -----------   -----------
Cash flows from operating activities:
Net loss                                                        $(158,869)    $ (38,024)
Adjustments to reconcile net loss to net cash provided by
operating activities:
 Depreciation and amortization                                     75,232        76,036
 Provision for doubtful accounts                                   81,891       127,297
 Provision for restructuring and other special charges            201,730        45,885
 Deferred income tax provision                                    (31,612)      (39,403)
 Other, net                                                          (753)        4,984
 Changes in operating assets and liabilities:
  Accounts receivable                                             (87,339)     (112,110)
  Accounts payable and accrued expenses                             3,355        18,732
  Restructuring, integration and other special charges            (19,863)      (49,836)
  Due from/to Corning Incorporated and affiliates                   5,320         4,572
  Changes in other assets and liabilities                         (27,155)       15,656
                                                                ----------    ----------
Net cash provided by operating activities                          41,937        53,789
                                                                ----------    ----------
Cash flows from investing activities:
 Capital expenditures                                             (58,802)      (56,062)
 Acquisition of businesses, net of cash acquired                       --       (22,907)
 (Increase) decrease in investments                                (7,580)        1,058
 Proceeds from sale of assets                                      13,285            --
                                                                ----------    ----------
Net cash used in investing activities                             (53,097)      (77,911)
                                                                ----------    ----------
Cash flows from financing activities:
 Proceeds from borrowings, primarily with Corning
   Incorporated                                                    59,090        63,795
 Repayment of long-term debt                                      (34,885)       (3,766)
 Dividends paid                                                    (1,172)      (27,718)
                                                                ----------    ----------
Net cash provided by financing activities                          23,033        32,311
                                                                ----------    ----------
Net change in cash and cash equivalents                            11,873         8,189
Cash and cash equivalents, beginning of year                       36,446        38,719
                                                                ----------    ----------
Cash and cash equivalents, end of period                        $  48,319     $  46,908
                                                                ==========    ==========

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                 (unaudited)

1. BASIS OF PRESENTATION

   Corning Clinical Laboratories Inc. and Corning Nichols Institute Inc. (collectively referred to as "CCL" or the "Company") are wholly-owned subsidiaries of Corning Life Sciences Inc. ("CLSI") which in turn is a wholly-owned subsidiary of Corning Incorporated ("Corning"). The Company is one of the largest clinical laboratory testing businesses in the United States. These financial statements present the carved-out results of operations, cash flows and financial position of Corning's clinical laboratory testing business. Covance Inc. (formerly Corning Pharmaceutical Services Inc.), a subsidiary of CCL, and its related entities ("Covance") as well as environmental testing services formerly provided by CCL are excluded.

   In May 1996, Corning's Board of Directors approved a plan to distribute to its shareholders on a pro rata basis all of the shares of CCL and Covance (the "CCL and Covance Spin-Off Distributions"). The result of the plan will be the creation of two independent, publicly-owned companies. As a result of the Spin-Off Distributions, CCL will operate Corning's clinical laboratory testing business as an independent public company and Covance will own and operate Corning's contract research business as an independent public company. The Spin-Off Distributions will be effected by the distribution of a dividend to holders of Corning Common Stock of all of the outstanding CCL Common Stock, followed immediately by the distribution of a dividend to the holders of CCL Common Stock of all of the Covance Common Stock. Corning has submitted to the Internal Revenue Service a request for a ruling that the Spin-Off Distributions qualify as tax-free distributions under the Internal Revenue Code of 1986. Coincident with the Spin-Off Distribution, the Company will be renamed Quest Diagnostics Incorporated.

   The interim combined financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods presented. All such adjustments are of a normal recurring nature. The interim combined financial statements have been compiled without audit and are subject to year-end adjustments. These interim combined financial statements should be read in conjunction with the historical combined financial statements of CCL for the years ended December 31, 1995, 1994 and 1993 included elsewhere herein.

2. COMMITMENTS AND CONTINGENCIES


   As disclosed in the Company's 1995 combined financial statements, federal government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In the second quarter of 1996, the U.S. Department of Justice ("DOJ") notified the Company that it has taken issue with certain payments received by Damon Corporation ("Damon") from federally funded healthcare programs prior to its acquisition by the Company. Specifically, in late April 1996, the DOJ for the first time disclosed to CCL the total amount of the claims that it proposed to assert against Damon. The government presented its claim for the base recoupment (by lab, by test, by year) and discussed various theories on which criminal and civil payments of up to three times the various base recoupment amounts could be assessed. During May and June, CCL management analyzed the government's claim in detail. CCL management and outside counsel then believed that there were meritorious defenses to a number of the claims for recoupments and potential payments in excess of the base recoupment and these were presented to the government in early July 1996.



   At the end of the second quarter, CCL recorded a $46 million charge to increase its reserves to equal management's estimate of the low end of the range of amounts necessary to satisfy claims related to Damon and other related and similar investigations. With respect to the Damon investigation, the low end of the range was estimated to be equal to the base recoupment sought by the government reflecting the basis on which CCL had settled an earlier claim with the government in 1993. The low end of the range for the Nichols and other government investigations was based on the base recoupment estimated by management from internal investigations. Reserves for pending private claims were estimated based on CCL's experience in settling private claims following its 1993 government settlement.



   CCL management considered the potential for some payments to be assessed in excess of the base recoupment in estimating its liability at June 30, 1996. However, management believed that, although it was reasonably possible that some level of payment in excess of the base recoupment could ultimately be assessed, the government had

                      CORNING CLINICAL LABORATORIES INC.
              (a wholly-owned business of Corning Incorporated)
          NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                 (unaudited)



not provided sufficient information to reasonably estimate the amount of any such payments. In addition, management and counsel believed that it was unlikely that treble payments would be assessed. This position was based on CCL's experience with the government in 1993, in which the recovery in excess of base recoupments was not significant, the government's representatives' invitation to present information and arguments to them and their stated intention not to consider the issue of payment multiples until the base recoupment amount had been established, and management's and counsel's belief that it had meritorious factual, legal and equitable defenses and mitigations of the government claims.



   CCL management was aware that similar investigations of other clinical laboratories in the industry were ongoing. Other than CCL's 1993 settlement, the only other similar settlement known to management was the 1992 civil Medicare settlement by a major competitor for $100 million. CCL had reviewed the publicly-available information about that settlement, including press releases and the settlement agreement. The competitor's settlement agreement did not specify whether the civil settlement included substantial payments to be assessed in excess of the base recoupment. It was believed by CCL that it did not. Although the competitor and its chief executive officer each pleaded guilty to criminal charges, the fine was only $1 million for conduct that was contemporaneous with, and considered by CCL management and its counsel to be more egregious than, that of Damon.



   During the third quarter 1996, CCL management met with the government several times to evaluate the substance of the government's allegations. During a meeting with the government in mid-August, further information and legal arguments were exchanged. Importantly, at this time, the government for the first time began to disclose to CCL and its outside counsel grand jury testimony and other evidence that was inconsistent with certain of CCL's defenses.



   The final settlement discussions began in late September. The government responded to and rejected many of CCL's defenses and made its tentative final settlement offer, which included significant payments in excess of base recoupments, to CCL. Negotiations on the final settlement amount and terms (including releases from various federal and state payors, compliance program requirements, etc.) continued into early October and ended with the settlement agreement dated October 9, 1996. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million. This settlement concludes all federal and Medicaid claims relating to the billing by Damon of certain blood tests to Medicare and Medicaid patients and other matters relating to Damon being investigated by the DOJ. Additionally, the Company entered into a separate settlement agreement with the DOJ totaling $6.9 million related to billings of hematology indices provided with hematology test results. This claim will be paid during the fourth quarter of 1996.



   As a result of these settlement agreements, CCL management has reassessed the level of reserves recorded for other asserted and unasserted claims related to the Damon and other similar government investigations, including the investigation of billing practices by Nichols Institute ("Nichols") prior to its acquisition by the Company in 1994. The Company recorded a charge totaling $142 million in the third quarter 1996 to establish additional reserves to provide for the above settlement agreements and management's best estimate of potential amounts which could be required to satisfy the remaining claims. At September 30, 1996, recorded reserves approximated $215 million (including the $119 million Damon settlement paid in October 1996). Based on information currently available to CCL, management does not believe that the exposure to claims in excess of recorded claims is material. Although the Damon settlement was substantially in excess of amounts anticipated by management, it was primarily due to the civil and criminal payments in excess of the base recoupment assessed by the government and CCL has now increased its reserves for asserted and unasserted claims to approximate the amount that may be required to settle the Nichols and other government civil claims taking into account the basis for the Damon civil settlement. In addition, although there is the possibility that CCL could be excluded from participation in Medicare and Medicaid programs, management believes that the possibility is remote as a result of the Damon settlement, which included CCL's signing a Corporate Integrity Agreement, and due to the fact that the government has publicly commended CCL for its cooperation in the investigation and cited CCL as having one of the "model" compliance programs in the industry.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
          NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                 (unaudited)


   In October 1996, Corning contributed $119 million to CCL's capital to fund the Damon settlement. Additionally, Corning has agreed to fund any additional settlements prior to the CCL Spin-Off Distribution and to indemnify CCL against all settlements for any governmental claims relating to billing practices of CCL and its predecessors that have been settled or are pending on the Distribution Date. Corning will also agree to indemnify CCL for 50% of the aggregate of all settlement payments made by CCL that are in excess of $42 million to private parties that relate to indemnified or previously settled governmental claims (such as the Damon settlement) for services provided prior to the Distribution Date; however, the indemnification of private party claims will not exceed $25 million and will be paid on an after-tax basis. Such indemnification will not cover any nongovernmental claims not settled prior to five years after the Distribution Date. Coincident with the CCL Spin-Off Distribution, the Company will record a receivable and a contribution of capital from Corning currently estimated at $25 million which is equal to management's best estimate of amounts which are probable of being received from Corning to satisfy the remaining indemnified governmental claims on an after-tax basis.



   Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) may become available which may cause the final resolution of these matters to exceed established reserves by an amount which could be material to the Company's results of operations and, for non-indemnified claims, the Company's cash flow in the period in which such claims are settled. The Company does not believe that these issues will have a material adverse impact on the Company's overall financial condition.



3. PROVISION FOR RESTRUCTURING AND OTHER SPECIAL CHARGES

   In addition to the $142 million special charge discussed in Note 2, in the third quarter of 1996, the Company recorded a special charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its standard company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites.

4. RESTRUCTURING RESERVES

   As described in Note 5 to the CCL Combined Financial statements, CCL has recorded charges for restructuring plans in previous years. Reserves relating to these programs totaled approximately $37.7 million and $23.5 million at December 31, 1995 and September 30, 1996, respectively. Management believes that the costs of the restructuring plans will be financed through cash from operations and does not anticipate any significant impact on its liquidity as a result of the restructuring plans.

5. SPIN-OFF DISTRIBUTION


   Coincident with the CCL Spin-Off Distribution, the Company plans to record a non-recurring charge of approximately $20 million ($13 million after tax) associated with the CCL Spin-Off Distribution. The largest component of the charge will be the cost of establishing an employee stock ownership plan ($11 million). The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing the Company as a separate publicly-registered entity. The amount of the charge is subject to change based on the price of the CCL stock on the Distribution Date.



   Prior to the CCL Spin-Off Distribution, the Company will borrow approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings and $150 million of publicly-registered high-yield notes. Corning will contribute the remaining debt to the Company's equity prior to the CCL Spin-Off Distribution. The credit facility governing the bank borrowings and the indenture governing the notes will contain various customary affirmative and negative covenants , including the maintenance of certain financial ratios and tests. The credit facility prohibits the Company from paying cash dividends on the CCL common stock. Further, the indenture will restrict the Company's ability to pay cash dividends based on a percentage of the Company's cash flow.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
          NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                 (unaudited)

   In conjunction with the CCL Spin-Off Distribution, Corning and the Company will enter into an indemnification agreement whereby Corning agrees to indemnify CCL, on an after-tax basis, for any losses arising out of any federal, criminal, civil or administrative investigations or claims that are pending as of the Distribution Date to the extent that such investigations or claims arise out of or are related to alleged violations of federal laws by reason of CCL, its affiliates, officers or directors billing any federal program or agency for services rendered to beneficiaries of such program or agency.

   Corning, CCL and Covance will enter into tax indemnification agreements that will prohibit CCL and Covance for a period of two years after the Spin-Off Distributions from taking certain actions that might jeopardize the favorable tax treatment of the Distributions under section 355 of the Internal Revenue Code of 1986, as amended and will provide Corning and CCL with certain rights of indemnification against CCL and Covance. The tax indemnification agreements will also require CCL and Covance to take such actions as Corning may request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service in respect of the Distributions.

   Corning, CCL and Covance will also enter into a tax sharing agreement which will allocate among Corning, CCL and Covance responsibility for federal, state and local taxes relating to taxable periods before and after the Spin-Off Distributions and provide for computing and apportioning tax liabilities and tax benefits for such periods among the parties.

6. PLANNED CHANGE IN ACCOUNTING POLICY

   Coincident with the CCL Spin-Off Distribution, CCL management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting Principles Board No. 17. Most of CCL's intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of CCL's intangible assets to be significantly less than carrying value. CCL management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arms-length transaction is preferable to using projected undiscounted pre-tax cash flows. CCL believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in CCL recording a charge of between $400 million and $450 million to operations coincident with the CCL Spin-Off Distribution to reflect the other than temporary impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly.


   The fair value method will be applied to each of CCL's regional laboratories. Management's estimate of fair value will primarily be based on multiples of forecasted revenue or multiples of forecasted EBITDA. The multiples will primarily be determined based upon publicly available information regarding comparable publicly-traded companies in the industry, but will also consider (i) the financial projections of each regional laboratory, (ii) the future prospects of each regional laboratory, including its growth opportunities, managed care concentration and likely operational improvements, and (iii) comparable sales prices, if available. Multiples of revenues will be used to estimate fair value in cases where the Company believes that the likely acquirer of a regional laboratory would be a strategic buyer within the industry which would realize synergies from such an acquisition. In regions where management does not believe there is a potential strategic buyer within the industry, and, accordingly, believes the likely buyer would not have synergy opportunities, multiples of EBITDA will be used for estimating fair value. Regional laboratories with lower levels of profitability valued using revenue multiples would generally be ascribed a higher value than if multiples of EBITDA were used, due to assumed synergy opportunities. While management believes the estimation methods are reasonable and reflective of common valuation practices, there can be no assurance that a sale to a buyer for the estimated value ascribed to a regional laboratory could be completed.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
          NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                 (unaudited)



   For purposes of estimating the fair value of each of the regional laboratories, management assumed that a potential buyer would seek to be indemnified for litigation or other contingencies resulting from preacquisition activities. Therefore, the reserves recorded for potential, and settled, billing and marketing claims were not allocated to the regional laboratories for purposes of estimating their fair value.



   On a quarterly basis, CCL management will perform a review of each regional laboratory to determine if events or changes in circumstances have occurred which could have an other than temporary material adverse effect on the fair value of the business and its intangible assets. If such events or changes in circumstances were deemed to have occurred, management would consult with one or more of its investment bankers in estimating the impact on fair value of the regional laboratory.



7. SUMMARIZED FINANCIAL INFORMATION



  As discussed in Note 5, the Company is currently pursuing the issuance of $150 million of Senior Subordinated Notes due in 2006 which will be used to repay certain intercompany indebtedness owed to Corning. The Senior Subordinated Notes will be guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by the Company and each of the Company's wholly-owned, domestic subsidiaries (Subsidiary Guarantors). Non-guarantor subsidiaries are immaterial to the Company. Full financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 30, 1996 and December 31, 1995 and for the nine months ended September 30, 1996 and September 30, 1995.



                         September 30,    December 31,
                              1996            1995
                          -------------   --------------
Current assets            $234,183          $244,547
Noncurrent assets          865,265           864,351

Current liabilities         71,416            71,828
Noncurrent liabilities     694,331           682,805
Stockholder's equity       333,701           354,265

                            For the nine months ended
                                   September 30,
                          -----------------------------
                              1996             1995
                          ------------     -------------
Net revenues                $677,489        $709,317
Cost of services             427,583         444,705
Net loss                     (20,564)        (26,435)